Exhibit 99.1
Annual Report 2005 — 06

Spirit of Wipro

Annual Report 2005 - 06

WIPRO
Applying Thought

Spirit of Wipro Intensity to Win Make customers successful Team, Innovate, Excel Act with Sensitivity Respect for the individual Thoughtful and responsible Unyielding Integrity Delivering on commitments Honesty and fairness in action Spirit of Wipro is the core of Wipro. It is the contemporary articulation of the never changing Values that Wipro practices and is rooted in current reality. But, at the same time, it is aspirational. Azim H Premji Chairman Dr Ashok S Ganguly Chairman, ICICI OneSource Limited Former Chairman, ICI India Limited B C Prabhakar Practitioner of Law Dr Jagdish N Sheth Professor of Marketing, Emory University, USA P M Sinha Chairman, Bata India Limited Former Chairman, PepsiCo India Holdings N Vaghul Chairman, ICICI Bank Ltd. William Arthur (Bill) Owens* Former Chief Executive Officer and Vice Chairman, Nortel *Directorship effective July 01, 2006 Audit Committee N Vaghul — Chairman P M Sinha — Member B C Prabhakar — Member Board Governance and Compensation Committee Ashok S Ganguly — Chairman N Vaghul — Member P M Sinha — Member Shareholders’ / Investors’ Grievance and Administrative Committee B C Prabhakar — Chairman Azim H Premji — Member WIPRO LIMITED Doddakannelli, Sarjapur Road, Bangalore — 560 035, India Tel: 91-80-28440011 Fax: 91-80-28440054 WIPRO LIMITED 1300, Crittenden Lane, # 200 Mountain View, CA 94043 USA Tel: 650-316-3555 Fax: 650-316-3467 WIPRO LIMITED Mimet House, 5a Praed Street London W2 1NJ, UK Tel: +44 (020) 7087 3770 Fax: +44 (020) 7262 5360 WIPRO LIMITED Yokohama Landmark Tower, 9F #911A, 2-2-1-1, Minato-Mirai, Nishi-Ku, Yokohama-shi, Kanagawa, 220-8109, Japan Tel: +81 (45) 650 3950 Fax : +81 (45) 650 3951 REGISTERED AND CORPORATE OFFICE: Board of Directors Visit us at www.wiprocorporate.com www.wipro.com www.wipro.in

Contents

Winning Performance	02

Letter to stakeholders	04

Wipro Businesses	07

Director’s Report	09

Report on corporate governance	23

Financial Statements	49

Annual Report filed with the United States Securities and Exchange Commission (Form 20-F)	117

Board of Directors	Inside back cover

1,815 1,353 943 50 Revenues from Global IT Services & Products $ Mn 10 year CAGR 43% 1995-96 2003-04 2004-05 2005-06 19.6 18.1 10.0 7.4 Operating Cash Flows Rs. Bn 2002-03 2003-04 2004-05 2005-06 798* 466 304 7 Market Capitalization 10 year CAGR 61% Rs. Bn 1995-96 2003-04 2004-05 2005-06 * Based on market price as on March 31, 2006 of Rs. 560 ** Based on ADR price as on March 31, 2006 of $ 14.87 — $ 21Bn (US$21Bn)** 106.3 81.7 58.8 12.9 Sales and Other Income 10 year CAGR 23% Rs. Bn 1995-96 2003-04 2004-05 2005-06 (US$2.4Bn)* * Translated at $1=44.48 20.7 16.3 10.3 0.5 Profit after Tax 10 year CAGR 46% Rs. Bn 1995-96 2003-04 2004-05 2005-06 * Translated at $1=44.48 (US$0.5Bn)* Global IT Services Service line composition 2005-06 Infrastructure Outsourcing 8% Application Development & Maintenance 28% R&D Services 33% Consulting 1% Testing Services 9% Package Implementation 11% BPO Services 10%
Winning Performance

WIPRO LIMITED CONSOLIDATED
SEGMENTWISE BUSINESS PERFORMANCE				Rs in Million
	Year ended March 31
				% Growth
Particulars	2004	2005	2006	over 2005

Segment Revenue
IT Services	39,201	54,230	72,531	34
Acquisitions	—	—	502	—
BPO Services	4,374	6,523	7,627	17
Global IT Services and Products	43,575	60,753	80,660	33
India & AsiaPac IT Services and Products	9,762	13,964	17,048	22
Consumer Care and Lighting	3,649	4,723	6,008	27
Others	1,826	2,258	2,542	13

TOTAL	58,812	81,698	106,258	30

Profit before Interest and Tax — PBIT
IT Services	8,530	14,835	18,751	26
Acquisitions	—	—	45	—
BPO Services	1,009	1,206	1,058	(12)
Global IT Services and Products	9,539	16,041	19,854	24
India & AsiaPac IT Services and Products	792	1,042	1,459	40
Consumer Care and Lighting	551	672	805	20
Others	277	397	388	(2)

TOTAL	11,159	18,152	22,506	24

Interest (Net) and Other Income	873	796	1,272
Profit Before Tax	12,032	18,948	23,778	25
Income Tax expense including Fringe Benefit Tax	(1,681)	(2,750)	(3,391)
Profit before Share in earnings / (losses) of affiliates and minority interest	10,351	16,198	20,387	26
Share in earnings of affiliates	23	175	288
Minority interest	(59)	(88)	(1)

PROFIT AFTER TAX	10,315	16,285	20,674	27

Earnings per share — EPS
(PY: Adjusted for bonus issue in ratio of 2:1)
Basic (In Rs.)	14.87	11.70	14.70
Diluted (In Rs.)	14.85	11.60	14.48

Operating Margin
IT Services	22%	27%	26%
Acquisitions	0%	—	9%
BPO Services	23%	18%	14%
Global IT Services and Products	22%	26%	25%
India & AsiaPac IT Services and Products	8%	7%	9%
Consumer Care and Lighting	15%	14%	13%

TOTAL	19%	22%	21%

Return on average capital employed
IT Services	59%	81%	76%
Acquisitions	—	—	3%
BPO Services	18%	16%	14%
Global IT Services and Products	47%	62%	59%
India & AsiaPac IT Services and Products	53%	63%	77%
Consumer Care and Lighting	86%	89%	76%

TOTAL	30%	39%	37%
Notes: For notes to segmental report please refer page 104 of Annual Report — “Notes to Segment Report”.
* For IT Services only 494 421 339 No. of Active Customers* 2003-04 2004-05 2005-06 Geography wise composition of revenues 2005-06* Europe 32% North America 63% Japan 4% Rest of World 1% Composition of Business Verticals 2005-06* Financial Services 21% Telecom Service Providers 6% Product Engineering Services 31% Retail 10% Energy & Utilities 11% Manufacturing 11% Technology Media Transportation & Services 9% Healthcare/ Others 1% 3

* For IT Services only

Dear Stakeholder, Wipro is 60 years old today. From its humble beginning as a company manufacturing vegetable oil to becoming one of World’s leading technology service providers, the journey has been an exciting and deeply invigorating one. Along the way, we have created an enviable track record. Over a six decade period, our Revenues have grown by a compounded annual growth rate (CAGR) of 21%; our Net Income has grown by a CAGR of 31% and our Market Capitalization by a CAGR of 25%*. Importantly, in most of these years, we have led the industry growth in the segments we operate in. And all the time we have constantly invested, to conquer new frontiers and sustain future growth. The results for 2005-06 are a continuation of this trend. During the year we made strategic acquisitions and several organic investments for accelerating growth, drew up an aggressive strategic plan, added highest ever number of people to our team and streamlined our organization structure. Through all this, we delivered industry-leading Revenue growth in all our businesses, recording strong profit growth and stabilized margins which crossed several landmarks in the process: • Our Revenues crossed the Rs. 100 billion threshold •Revenues in our combined IT businesses surpassed the $2 billion landmark • In our Global IT business, Product Engineering Services business — one of our key differentiators - crossed half-billion US Dollars in annual Revenues, as did our Revenues from Europe • Our Profit After Tax crossed Rs. 20 billion • Our team size in Global IT business crossed 50,000 What has made this track record possible? I would attribute this to two aspects of Wipro — one that is ever changing and the other that is never changing. Our philosophy in running our business is one of embracing change. No matter how successful we were, no matter how secure we were, there was always this restless edge to do more, to achieve more. This has made us look beyond the present; it made us reach into the future. The challenge, however, is to do these strategic investments without diluting the focus on operational excellence that leads to flawless execution. That’s where Wipro scores. Consequently, we have constantly reinvented ourselves and reinvested for future businesses, for we know that to reap benefits tomorrow, we need to sow the seeds today. And, more often than not, we have done this while improving our operational performance. For instance, our past investments in incubating newer services and geographies yielded fruits in 2005-06. It is very heartening to note that the strong growth in our Global IT business last year was driven by areas where we have invested proactively in the past — be it Letter to Stakeholders * Based on closing share price of Rs. 559.70 on March 31, 2006 at the National Stock Exchange.

Technology Infrastructure or Testing in Service lines or Europe in geographies. Similarly, our investments in Innovation initiatives are beginning to pay off. Innovation initiatives contributed about 5% of our Revenues for the year and our plan is to make this 10% of our Revenue in three years. Many of our strategic customer wins were made possible because of our breadth of services and Innovation initiatives.
Our India, Middle East and AsiaPac IT business won 5 consecutive contracts in the Total Outsourcing space - which is a unique and specialized Service line - culminating in a Rs. 360 crore ($80 million) multi-year Total Outsourcing Contract with HDFC Bank. I have already talked of the strategic initiatives we took during the year, so I will not labor that point. The good news is that we continue to make such proactive investments for the future to create the next set of sustainable differentiators.
Our philosophy in dealing with our stakeholders is based on the foundation of enduring Values. Over the years, our core Values have not changed, even though we have constantly rearticulated them to make them relevant to changing times. These Values guide us in all our transactions and relations. These Values define what Wipro is and what we mean to our stakeholders. We call this Spirit of Wipro.
Spirit of Wipro is the core of Wipro. It is rooted and it is aspirational... thus making it future active. Spirit of Wipro means manifesting intensity to win, acting with sensitivity and being unyielding on integrity all the time. Let me take a moment to expand on each of these statements.
First, Intensity to Win. This is the desire to stretch, to achieve that which seems beyond our grasp. This is aiming for maximum. This is the ardor to do our best, the hunger to be the best. It is about working together to create synergy. It is realizing that I win when my team wins, my team wins when Wipro wins, and Wipro wins when its customers win, when its stakeholders win.
However, it is not about winning at any cost. It is not about winning every time. It is not about winning at the expense of others. When we play to win, it does not mean playing dirty. Playing to win brings out the best in us, in our teams, and in Wipro. It is about innovating all the time. It is a continuous endeavor to do better than last time. It is the Spirit of fortitude, the Spirit of never letting go... ever.
Second, Acting with Sensitivity. As I see it, the core of sensitivity is respect. And respect comes from equity, from trust and from harmony. Equity is knowing that all of us are equal — no matter what role we play in our lives. The other source of respect is trust. Trusting that every individual is driven by learning, that each individual would like to grow, that every individual strives for a meaningful life and is intrinsically driven to do the best. Therefore, true respect means creating conditions in which every individual grows to realize his or her promise and potential. Finally sensitivity means living in harmony with the world around us - with society, and with ecology. If we act with thoughtfulness, act responsibly, act with empathy... then we are acting with sensitivity.
Third, Unyielding Integrity. That integrity means delivering on the commitments we make is obvious. But integrity also has a higher meaning — and that is a commitment to searching for and acting on the truth. At Wipro we have always believed that there will be no compromise on integrity and that as Wiproites we must always establish the foremost standards of honesty and fairness. Each one of us is our own litmus test of integrity. For integrity is the manifestation of conscience.

I believe that it is the combination of Spirit of Wipro and our ability, desire and willingness to invest for the future, without letting up on execution, that has been the formula, if I may say so, for our success. With the strategic as well as operational success of past years behind us, we look to the future with more enthusiasm than ever before. The IT Services industry is evolving from a simple Service Provision mode to a more complex and higher Value Added Knowledge Creation mode. Delivering value to customers in the emerging scenario will require a comprehensive but tightly knit combination of domain expertise, integrated service offerings, innovative solutions structuring and deep technical knowledge. We have identified and rolled out initiatives in our Strategic and Operational Plans in this direction. We are confident that this will be a significant differentiator for us that will enable us to continue to lead industry growth. Additionally, inorganic initiatives can help accelerate this process and supplement organic growth rate. Our experience with the acquisitions so far has been quite satisfactory. This has given us confidence to pursue this strategy more aggressively in future. We will similarly pursue strategic initiatives identified in our Strategic Plan to deliver strong growth in future in all our businesses. Clearly, Wipro’s businesses are all in the sweet spot of strong growth. We have the game-plan to leverage the opportunities and realize our growth potential. And Spirit of Wipro will ensure that our businesses are so run that our stakeholders win. This will help Wipro deliver sustainable and profitable growth for many years to come. I thank you for all the support and encouragement you have given us so far. Let me assure you that our hunger for growth is far from sated, our ambitions far from fulfilled and Vision far from achieved. Every Wiproite is charged to give her/his best. After all, we have a track record to maintain and exceed. Very Sincerely, Azim H Premji Chairman April 30, 2006

Wipro Businesses
Wipro Limited is a US $ 2 .4 Billion organization with over 55,000 employees and operations in 16 countries. Its businesses are:
Global IT Services & Products Business – Wipro Technologies
Wipro Technologies is a global provider of Consulting, IT Services, and Outsourced R & D, Infrastructure Outsourcing and Business Process Services. We deliver technologydriven business solutions that meet the strategic objectives of Global 2000 customers. With over 25 years in the Information Technology business, Wipro is the largest outsourced R & D Services provider and one of the pioneers in the remote delivery of services.
Our key differentiators include end-to-end services, an adaptive, value-driven engagement model and an obsessive focus on quality in every aspect of service delivery.
Our 3600 service portfolio covers Enterprise Applications, Infrastructure Services, Testing, Business Process Outsourcing Services, R & D Services and Consulting across various domains. We combine a proven global services delivery model, with quality leadership based on a secure and reliable infrastructure in bringing significant value to our customers. We have among the World’s largest remote technology infrastructure management practices and are among the Top 3 offshore BPO service providers by revenue.
We deliver unmatched business value to customers through a combination of process excellence, quality frameworks and service delivery innovation. Wipro is the World’s first PCMM, CMM and CMMi Level 5 certified software services company and the first outside USA to receive the IEEE Software Process Award. We are the first services company to embrace Six Sigma, Lean manufacturing and factory model concepts to software engineering.
Wipro is also the first global services company to adopt an industry-driven market facing structure and have over 40 industry facing Centers of Excellence, which create solutions and build expertise for the specific needs of individual industries. A dedicated innovation council funds new projects within Wipro in the areas of product, service and delivery innovation and intellectual assets creation to help customers stay ahead of the obsolescence curve.
We have over 490 active clients, a wide geographical diversity of operations with over 40 development centers and 10 near shore centers spread across India, Japan, China, Eastern Europe, France, Austria, Sweden, Germany, UK and USA.
Wipro is the only Indian IT services provider ranked among the Global Top 10 outsourcing companies in IAOP ‘Global Outsourcing 100’ rankings.
Wipro’s remote infrastructure management solution, the Global Command Center won the 2006 NASSCOM Innovation Award and Wipro BPO was awarded the ‘Company of the Year’ in the 2006 India Times BPO awards and the ‘Best Offshore Partner’ in Everest Group’s ‘Outsourcing Excellence Awards’. Wipro’s training and knowledge management excellence earned it the prestigious BEST award from ASTD for the third year in a row.
India & AsiaPac IT Services & Products Operating Income Sales 17,048 1,459 13,964 1,042 9,762 792 2005-06 2004-05 2003-04

Wipro Consumer Care and Lighting Operating Income Sales 6,008 805 4,723 672 3,649 551 ROCE — 76% 2005-06 2004-05 2003-04

Global IT Services & Products 2005-06 80,660 (US $ 1815 Mn) Operating Income Sales ROCE — 59% 19,854 16,041 60,753 9,539 43,575 2004-05 2003-04 ROCE — 77%

India, Middle East & AsiaPac IT Business – Wipro Infotech Wipro Infotech provides enterprise customers with high value Information Technology Products, Services, Solutions and Consulting Services in India, and provides Technology & Software Services and Consulting Services in the Middle East and ASEAN. Our portfolio includes Consulting, Infrastructure Provisioning and Management Services, Package implementation and ground up application development, technology products and Management Services. We have the breadth of offerings and the necessary quality processes to become the customer’s strategic IT partner. IDC has ranked Wipro Infotech No. 2 in the Domestic IT Services Market. We are the World’s first Products, Services and Solutions Company to be certified, Enterprise wide at Level 5, Version 2.0 of PCMM.
Wipro Infotech serves customers in India through a network of 22 offices and 170 service locations across the country. We have business offices in the Middle East and Asia Pacific. We have more than 5,200 employees operating in these geographies.
We are a leading Total Outsourcing Services provider in India enabling enterprises to align IT and Processes to Business goals through consultancy services, program governance, provisioning of Information Architecture and Management. Our Total Outsourcing proposition received overwhelming response from major Banking, Energy and Manufacturing organizations. In 2005-06, Wipro Infotech won major contracts for Total Outsourcing services from Sanmar Group, OptiMix, and HDFC Bank and from a leading energy exploration company.
Through Global Service Management Centre (GSMC) based in Mysore, we offer customers an integrated service delivery facility for remote applications and infrastructure management and provide seamless IT lifecycle services leveraging knowledge, processes, tools and measured through business impact metrics. The GSMC assures highest levels of security using methods like Biometric Security Devices, Password Vaults and Data Encryption.
Wipro Consumer Care and Lighting
Wipro Consumer Care and Lighting is a leading player in the branded consumer products market with presence in personal care, baby care, wellness products as well as domestic and institutional lighting. Our presence in the office modular furniture market has grown significantly. We have entered the modular switches market through an acquisition, recently.
Our flagship brand Santoor, the fastest growing toilet soap brand in India, is India’s second largest popular soap brand, with a consumer value of close to Rs. 4,000 Million. We are the leading players in commercial and institutional lighting. Our intelligent and aesthetic lighting systems have captured the imagination of architects and builders. In the wellness segment, we were the first company to launch value added Honey under the brand name Wipro Sanjeevani Honey.

WIPRO LIMITED

DIRECTORS’ REPORT
Dear Shareholders,
The Directors present the Annual Report together with the audited Balance Sheet and Profit and Loss Account of Wipro Limited for the year ended March 31, 2006.
Schemes of Amalgamation
The Schemes of Amalgamation of Wipro BPO Solutions Limited (formerly Wipro Spectramind Services Limited), Spectramind Limited, Bermuda, Spectramind Limited, Mauritius with Wipro Limited have been approved by the Hon’ble High Court of Karnataka on April 5, 2006. The erstwhile Wipro BPO Solutions Limited, Spectramind Limited, Bermuda and Spectramind Limited, Mauritius stands merged with Wipro Limited with the effect from April 1, 2005 being the appointed date. The Annual Report of Wipro Limited for the year 2005-06, has been prepared after giving effect to the amalgamations. The orders of the High Court have been filed with the Registrar of Companies, Bangalore on April 29, 2006.
Performance of the Company
Your Company’s performance during 2005-06 is summarized below:
Financial Results – Standalone

		(Rs. in Mn)
	2006	2005

Sales and Other Income (net of excise duty)	103,795	73,267
Profit before Tax	23,404	17,570
Provision for Tax	3,199	2,622
Profit after Tax before extraordinary items	20,205	14,948
Extraordinary gains (Loss)	—	—
Profit for the year	20,205	14,948
Appropriations:
Proposed Dividend on equity shares	7,129	3,518
Corporate Tax on distributed Dividend	1,000	493
Transfer to General Reserve	12,076	10,937
Sales of the Company for the year ended March 31, 2006, were Rs. 102,641 millions, up by 41% and Profit after Tax before extraordinary items was Rs. 20,205 millions an increase by 35% over the previous year. Over the last 10 years, the Sales have grown at an average annual rate of 23% and Profit after Tax at 46%. The Company’s earnings in Foreign Exchange stood at Rs. 70,833 millions and have registered a growth of 32% compared to the previous year.
Financial Results — Consolidated

		(Rs. in Mn)
	2006	2005

Sales and Other Income (net of excise duty)	107,565	82,550
Profit before Tax	23,778	18,948
Provision for Tax	3,391	2,750
Profit after Tax before extraordinary items	20,387	16,198
Extraordinary gains (Loss)	—	—
Profit for the year before minority interest/equity in losses of affiliates	20,387	16,198
Minority interest and equity in earnings/(losses) of affiliates	287	87
Profit for the period	20,673	16,285

WIPRO LIMITED

Dividend
The Directors recommend a Final Dividend of Rs. 5/- per equity share to be appropriated from the profits of the year 2005-06 subject to the approval by the shareholders at the ensuing Annual General Meeting. After the approval of the shareholders at the ensuing Annual General Meeting, the Dividend will be paid in line with the applicable regulations.
In terms of the provisions of Investor Education and Protection Fund (Awareness and Protection of Investor) Rules, 2001, an amount of Rs. 22,525/- of unpaid/unclaimed Dividends was transferred during the year to the Investor Education and Protection Fund of Government of India.
Issue of Bonus equity shares/American Depository Shares
Pursuant to the approval of the shareholders at the last Annual General Meeting held on July 21, 2005, the Company had allotted Bonus equity shares of Rs. 2/- each in the ratio of 1:1 (one Bonus share for every one share held) to the shareholders of the Company who were on the Register of Members of the Company as at closing hours of August 23, 2005, being the Record Date fixed by the Board of Directors of the Company for this purpose.
Increase in Share Capital
During the year, we issued 16,290,171 equity shares pursuant to exercise of stock options by eligible employees under Employee Stock Option Plans and 705,893,574 equity shares as Bonus shares, aggregating to 722,183,745 equity shares. Due to these Corporate Actions, the issued, subscribed and paid-up equity share capital increased from 703,570,522 (March 31, 2005) to 1,425,754,267 equity shares as of March 31, 2006.
Directors
a.	Re-appointment

Articles of Association of the Company provide that at least two-thirds of our Directors shall be subject to retirement by rotation. One third of these retiring Directors must retire from office at each Annual General Meeting of the shareholders. A retiring Director is eligible for re-election.

As per the provisions of the Articles of Association of the Company, Mr. P.M. Sinha and Dr. Jagdish N. Sheth, retire by rotation and being eligible offer themselves for re-appointment at this Annual General Meeting. The Board Governance and Compensation Committee have also recommended their re-appointment for consideration of the shareholders.

b.	Appointment

Mr. Bill Owens was appointed as an Additional Director of the Company by the Board of Directors at its meeting held on April 19, 2006, with effect from July 1, 2006 in accordance with Section 260 of the Companies Act, 1956. Mr. Bill Owens would hold office till the conclusion of the Annual General Meeting of the Company scheduled to be held on July 18, 2006. The requisite notices together with necessary deposits have been received from a member pursuant to Section 257 of the Companies Act, 1956 proposing the election of Mr. Bill Owens as a Director of the Company.

c.	Resignation of Directors

Mr. Vivek Paul and Prof. Eisuke Sakakibara have resigned as Directors of the Company during the year.

The Board places on record its appreciation for the valuable contributions made by Mr. Vivek Paul and Prof. Eisuke Sakakibara during their tenure as Directors of the Company.
Statutory Auditors
The existing statutory auditors M/s BSR & Co., shall retire at the conclusion of the ensuing Annual General Meeting scheduled to be held on July 18, 2006 and offer themselves for re-appointment as the statutory auditors of the Company pursuant to Section 224 of the Companies Act, 1956.
Pursuant to the recommendation of the Audit Committee at their meeting held April 17, 2006, for re-appointment of M/s BSR & Co. as the Statutory Auditors of the Company for the financial year 2006-07 to hold office till the conclusion of the next Annual General Meeting of the Company scheduled to be held in the year 2007, the Board of Directors have, at their meeting held on April 19, 2006, approved the re-appointment of M/s BSR & Co. as the Statutory Auditors of the Company for the financial year 2006-07 and to hold office till the conclusion of the next Annual General Meeting scheduled to be held in the year 2007. This is subject to the approval of the shareholders of the Company, at the Annual General Meeting to be held on July 18, 2006.

WIPRO LIMITED

Cost Auditor
Pursuant to the direction from the Ministry of Company Affairs for appointment of Cost Auditors, your Company has appointed M/s P D Dani & Co. as the Cost Auditor for the year ended March 31, 2007.
Disclosure of Particulars under Section 217(1)(e) of the Companies Act, 1956
Information as required under Section 217(1)(e) of the Companies Act, 1956 read with Rule 2 of the Companies (Disclosure of Particulars in the Report of Board of Directors) Rules, 1988 is given in the Annexure A forming part of this report.
Technology Absorption, Research & Development and Innovation
Overall Investments & Returns
Wipro R&D focus during the year has been in strengthening the portfolio of Centers of Excellence (CoE) and Innovation Projects. Wipro’s Innovation initiative has a full time team of 275 and CoEs have a full time team of 128 and about 100 leaveraged resources. We run 40 CoEs and 50 Innovation projects. Revenues from Innovation for the year 2005-06 are $ 53 million. Our Technology & IP Innovations contributed $ 8.4 million, Business Innovative solutions contributed about $ 41 million and Business & Productivity Tools Innovative solutions contributed $ 3.6 million. The enabled opportunities from CoEs account for $ 48.2 million.
Center of Excellence (CoE) Initiative
The goal of a CoE is to enable the growth of an existing Practice or create a new Practice. CoEs focus to create competencies in technologies and domains, both in existing as well as new. CoEs address areas like Wireless and Broadband Communication , Computing Platforms like Grid Computing , Storage Area Networks , Embedded Systems like Consumer and Automotive Electronics, E-Biz technologies like Web Services, Portals and Application Integration, Business Intelligence & Data Warehousing, Retail Supply Chain Management, Point Of Sale solutions( POS), Knowledge Management, Package Implementation , Testing etc.
Your Company adopts a methodology called 4A for CoE.
The different phases are :
Awareness – Setting goals & building roadmap for the CoE
Assimilation – Creating knowledge base
Application – Using capabilities that CoE has generated and
Advancement – Adding value by repeated use
Some of the CoEs are given below.
The SOA and Web Services CoE focuses on competency building in advanced web services technologies such as web services security, web services management, registry and orchestration. The CoE has built execution artifacts such as toolkits, templates and best practices for new service lines such as SOA Consulting and Migration. The CoE maintains a robust knowledge management solution with innovative tools for maximizing knowledge flow within the practice.
Grid Computing CoE has been established to address the combined space of grid computing and utility computing. The CoE is engaged with customers in grid assessment (consulting), architecture, implementation and management services. An internal grid is being created to develop pilot applications (Computer & Data Intensive applications) before moving to a real-world implementation.
Broadband and Access Networks CoE has built competencies in the Layer 2 and Layer 3 areas of networking like switching and routing protocols, MPLS. The CoE has also built prototype solutions and components in upcoming technologies using open platforms (Linux) aligned to networking standards bodies like IETF, IEEE or the ITU.
Modular Communication Platforms (MCP) CoE is focused on building solutions and competencies in ATCA (Advanced Telecom Computing Architecture), CGL (Carrier Grade Linux) and high availability software for next generation network equipment based on HA middleware compliant with SAF (Service Availability Forum) specifications. The CoE participates in various industry forums like PICMG, OSDL, SA Forum, SCOPE etc.
Our SAP CRM practice has established competencies in newer areas such as Trade Promotion Management and even demonstrated and built systems unavailable in SAP CRM Winclient.
Supply Chain CoE offers a blend of technical and functional expertise, spanning across planning, execution and analytics areas of Supply Chain spectrum, with enabling tools like product evaluation templates and frameworks. The CoE has built solutions like pre-pack optimization and reverse logistics that mines additional value for the customer.

WIPRO LIMITED

Business Analytics CoE has expertise in various areas of business analysis for Retail/CPG/Distribution, Health Care & Life Sciences and Energy & Utilities verticals. Some of them include Customer Analytics, Merchandising Analytics, Marketing Spend Analytics and Optimization, Promotion Effectiveness, Clinical Trials, Disease Management, Petroleum Data Management, Energy Trading and Risk Analytics etc. The CoE develops reusable templates and frameworks for core business analytics, statistical analysis and Predictive Analysis (Including Data Mining) in above mentioned functional areas.
Enterprise Application Security CoE has been set up to facilitate assimilation and distribution of Enterprise Security knowledge. The CoE has built expertise across multiple security products. The CoE has designed and implemented best of breed solutions, architecture, models and methodology. The CoE is engaged in new R&D in the areas of Digital Signing, Secure Gateway and web SSO, Federated Identity Management.
Retail Pharmacy CoE focuses on improving the prescription filling process helping Pharmacists do their job efficiently. Identifies the current pain areas of the business and develops the solutions like E-Prescribing, Central Filling, etc. It has developed trainings modules and process frameworks to increase competency levels.
Technology Infrastructure CoE the CoE has built competency in the areas of Storage, AIX and Veritas based systems. The CoE has built solution frameworks in the area of Application Packaging, Factory model and Desktop Deployment methodology which are designed to address the challenges in the Infrastructure Management services.
Innovation Initiative
At Wipro, we institutionalized the spirit of Innovation through our Innovation initiatives six years ago and are now deriving business value from these investments. The next generation managed services platform GCC won the NASCOM’s IT Innovation Award 2005 and the award was presented by Dr. A.P.J. Abdul Kalam, President of India.
Following is our Innovation Portfolio.
Process Innovations : We have pioneered in the art of adopting Lean techniques for Software Delivery. The benefits from this are Delivery excellence and a cost savings of about 11% top line and 10% -15% in effort. Usage of the Knowledge management practice in Wipro Infotech for reuse of knowledge in sales and delivery has improved customer responsiveness. In Consulting division it has resulted in up to 15% of sales effort reduction and 30-35% reduction in project delivery timelines.
Our process Innovations in Consumer Care & Lighting is given below.
Factories : Increased the vapor absorption of moisture from noodles by 50% with combination of vacuum systems in Toilet soap Plant at Tumkur leading to a productivity improvement of 48% in noodle output and energy savings of 10% besides eliminating usage of one continuous vapor spraying unit.
In house conversion of existing solvent based coating equipment with water based coating technology leading to multiple benefits viz Change over to eco friendly technology, Investment savings of Rs. 1.6 Mn , utilization of existing assets which would have been wasted and elimination of risk to employee’s health and safety.
Development of new soldering device at CFL manufacture line leading to an achievement of 50% improvement in productivity at the soldering station. It also resulted in elimination of accident and injury risk to the operators and reduction of rework.
Marketing : Direct Media buying — Taking advantage of distress buying in media leading to a cost savings of 20% over regular agency costs.
Media innovation — Created an in film presence for our products using advertorials instead of advertising thus enabling in cutting through the clutter of competition better.
Delivery Innovations : Global Delivery model and Software Factory model for standardized delivery are good examples of our Delivery Innovations. These innovations have provided consistent results and our customers have greatly benefited from them.
Technology Innovations are solutions with high Intellectual Property (IP) content, which can be delivered as a service to product companies, thus giving the time to market advantage. We have developed semi conductor IPs like Wireless LAN 802.11 and IEEE 1394 which are having a large market share. For example, IEEE 1394 has more than 62% market share today.
The Aerospace, Defense and Space Communication Group has built a prototype solution for an AGPS based tracking system. This is being extended as a platform for all Location Based services. This is done as a joint collaboration with the CEDT, Indian Institute of Science, Bangalore. The solution features important concepts such as tracking in indoors and outdoors, recording of navigation path, on demand position update, Geofencing, programmable alert messaging etc.

WIPRO LIMITED

Product Innovations : At Wipro Consumer Care and Lighting innovations have been a part of continual improvement culture and have been a catalyst in our endeavor to deliver better products to our customer on a consistent basis.
Toilet Soaps - Chandrika Amritam : Introduced Soap plus aromatic oil for the first time in the world at a lower unit price to customer.
Wellness Segment - Introduced new variants of ginger and lemon flavor in Honey for the first time in India. Offered for the first time in India total modularility in furniture through three tile system leading to high degree of flexibility and re-configurability. This would enable changing of office appearance at a lower cost.
Business Innovations are frameworks and methodologies to develop solutions for specific Business. Deep domain understanding and new customer experience are primary drivers in identifying such solutions.
Flow-briX, a Business Process Management Solution is a good example for this. Our understanding of workflow systems and domain expertise helped us to create a number of vertical solutions based on Flow-briX. Examples are Order Management Process Automation, Test Management Process Automation etc.
Developed SoX compliance Framework as part of SoX consultancy practice and also developed solution around Payment Card Industry (PCI) Data Security Standards.
Our domain knowledge gained through years of experience in Utility domain , helped us develop Work and Asset Management systems (both front office and back office). This solution has positioned us as a leading provider of IT Services for GAS Distribution companies.
The Manufacturing Vertical has developed a framework around dealer integration for the Automobile industry based on open source technologies and STAR standards.
We have return process systems for the Hi-Tech Industry, frameworks and solutions for Pharmaceutical Industry to address ‘e-Pedigree’ mandated by the FDA.
Apart from such industry specific solutions we have created re-usable assets for business processes such as warehouse management, work in process tracking and asset tracking using cutting edge technology like RFID.
Platforms and Tools : Platforms are foundations on which Solutions are built. Next Generation Managed Services Platform (GCC) is a good example of this. This platform enables us to remotely manage a customer infrastructure. A variety of services is being planned to be built on top of this platform.
The GCC challenges all myths associated with IT infrastructure outsourcing engagements by offering a comprehensive and fool proof IT infrastructure management solution. The key Innovative features that distinguish GCC are its Tool Agnostic process, virtualization of IT operations, enhanced security for mitigating malicious attacks and avoiding human errors, Business impact reporting & always available Management Information through live online reporting.
Tools are productivity improvement solutions. Repeatability and re-use are primary drivers in identifying such solutions. Test Automation and Management Solutions, Migration Solutions etc. form part of this category of solutions.
Innovation Process
The Innovation projects are managed through a well defined process called the Stage Gate Process comprising of the major phases : Idea Generation, Incubation and Successful Execution.
The total expenditure for R&D last year has been Rs. 202.86 million.
Mergers & Acquisitions
During the year 2005-06, your Company in line with its strategy to invest in niche areas where it can establish leadership through superior domain knowledge and operational excellence, has acquired the following companies :
a.	mPower Software Services Inc, a Princeton, New Jersey, US headquartered Company with a development center in Chennai and MPACT Technology Services Pvt. Ltd., based in Chennai, for an all cash consideration of $28 million.

b.	New Logic Technologies AG, an Austrian firm which is mainly engaged in the semiconductor IP business and the Engineering Design Services business including the Analog Mixed Signal Business for an all cash consideration of Euro 26 million.

c.	Definitive agreements were signed in the current financial year to effectively acquire the target Company, cMango Inc., a US based Technology Infrastructure Consulting Firm in an all cash deal. The acquisition is effective in the next financial year 2006-07. The financials will reflect the same next year. cMango has multiple offices in the US as well as offices in the UK, Singapore and a Delivery center in Pune, India. Under the terms of the agreement, the consideration to acquire 100% stake in privately held cMango includes cash payment of $20 million on closure of the transaction as well as earn-outs based on achieving targeted financial metrics over a two year period.

WIPRO LIMITED

Subsidiary Companies
As per Section 212 of the Companies Act, 1956, we are required to attach the Directors’ Report, Balance Sheet and Profit and Loss Account of our subsidiary companies. We had applied to the Department of Company Affairs, Government of India for an exemption from that requirement as we present the audited Consolidated Financial Statements in the Annual Report. We believe that the Consolidated Accounts present a full and fair picture of the state of affairs and the financial condition and is accepted globally. The Ministry of Company Affairs, Government of India has granted exemption from complying with Section 212 of the Companies Act, 1956. Accordingly, the Annual Report does not contain the particulars of these subsidiaries. The Company undertakes that annual accounts of the subsidiary companies and the related detailed information for the year ended March 31, 2006 will be made available to Wipro Limited’s investors and subsidiary company’s investors seeking such information at any point of time. The annual accounts of the subsidiary companies are also kept for inspection by any investor at the Registered Office of the Company. The statements required pursuant to the approval letter obtained from the Ministry of Company Affairs for this exemption is disclosed as part of the Notes to Consolidated Accounts of the Company at Sl.No. 25.
Foreign Exchange Earnings and Outgoings
The foreign exchange earnings of the Company during the year were Rs. 71,788 million while the outgoings were Rs. 25,281 million (including materials imported).
Wipro Employee Stock Option Plans (WESOP)
Disclosures in compliance with Clause 12 of the Securities and Exchange Board of India (Employee Stock Option Scheme) and (Employee Stock Purchase Scheme) Guidelines, 1999, as amended, are provided in the Annexure ‘B’ forming part of this report.
No employee has been issued Stock Options, during the year equal to or exceeding 1% of the issued capital of the Company at the time of grant.
Personnel
Information as per Section 217 (2A) of the Companies Act, 1956, read with the Companies (Particulars of Employees) Rules, 1975 is given in the Annexure ‘C’ forming part of this report.
Report on Corporate Governance
Your Company has been practicing the principles of good corporate governance over the years and it is a continuous and ongoing process. A detailed report on Corporate Governance is given as Annexure ‘D’ to this Annual Report.
Certificate of the Practising Company Secretary regarding compliance with the conditions of Corporate Governance as stipulated in Clause 49 of the listing agreement with Indian Stock Exchanges is also given in the detailed report on Corporate Governance.
Management Discussion and Analysis Report
Management Discussion and Analysis Report as required under Clause 49(IV)(F) is disclosed separately in this Annual Report.
Directors Responsibility Statement
As required under Section 217 (2AA) of the Companies Act, 1956, the Directors confirm that :
a)	In the preparation of the annual accounts, the applicable accounting standards have been followed and that no material departures have been made from the same;

b)	They have selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent so as to give true and fair view of the state of affairs of the Company at the end of the financial year and of the profits of the Company for that period;

c)	They have taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956 for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities; and

d)	They have prepared the annual accounts on a going concern basis.
Acknowledgements and Appreciation
The Directors take this opportunity to thank Company’s customers, shareholders, suppliers, bankers, financial institutions and Central & State Governments for their consistent support to the Company. The Directors also wish to place on record their appreciation to employees at all levels for their hard work, dedication and commitment. The enthusiasm and unstinting efforts of the employees have enabled the Company to maintain its position in the industry in spite of increased competition.

On behalf of the Board

Azim H Premji Chairman
Bangalore, June 20, 2006

WIPRO LIMITED

ANNEXURE — ‘A’ FORMING PART OF THE DIRECTORS’ REPORT
FORM A
A. DISCLOSURE OF PARTICULARS WITH RESPECT
TO CONSERVATION OF ENERGY

				2005-2006	2004-2005
1		Electricity
	a.	Purchased
		Unit	KWH	9,365,492	8,913,708
		Total amount	Rs.	38,277,825	36,079,941
		Rate/ Unit	Rs.	4.09	4.05
	b.	Own generation
		Through Diesel generator
		Unit	KWH	642,596	158,651
		Unit/Litre of Diesel	Units	6,224.51	2.42
		Cost per unit	Rs.	15.45	26.59
2.		Coal (including coconut shells)
		Quantity	Tonnes	7,107	7,027
		Total cost	Rs.	17,422,382	15,146,938
		Average rate	Rs.	2,451.27	2,155.46
3.		Furnace oil
		Quantity LDO	Lts.	773,567	634,653
		Total cost	Rs.	13,502,348	9,440,563
		Average rate	Rs.	17.45	14.88
4.		Furnace oil
		Quantity HSD	Lts.	1,100,561	635,819
		Total cost	Rs.	23,754,317	9,018,016
		Average rate	Rs.	21.58	14.18
5.		LPG
		Quantity	kgs.	513,339	555,877
		Total cost	Rs.	14,008,992	11,959,499
		Average rate	Rs.	27.29	21.51
B. CONSUMPTION PER UNIT PRODUCTION

Vanaspati	Electricity	Liquid diesel oil	Coal
	(kwh/tonne)	(litres/tonne)	(tonnes/tonne)

2005/06	119.26	15.19	0.15
2004/05	120.02	—	0.15

General Lighting System	Electricity	Liquid diesel oil	LPG
	(kwh/tonne)	(litres/tonne)	(kg/1000 gls)

2005/06	26.31	0.46	5.66
2004/05	31.55	0.37	6.14

Fluorescent Tube Light	Electricity	Liquid diesel oil	LPG
	(kwh/tonne)	(litres/tonne)	(kg/1000 ftl)

2005/06	137.77	3.33	35.47
2004/05	126.34	2.07	30.02

WIPRO LIMITED

ANNEXURE ‘B’ FORMING PART OF THE DIRECTORS’ REPORT
Disclosures in compliance with Clause 12 of the Securities and Exchange Board of India (Employee Stock Option Scheme) and (Employee Stock Purchase Scheme) Guidelines, 1999, as amended, are set below. The figures have been adjusted to reflect the issue of bonus shares in the ratio of 1:1 during the year ended 31st March, 2006.

Sl. No.	Description	WESOP 1999	WESOP 2000
1.	Total number of options under the Plan	30,000,000 (adjusted for the issue of bonus shares in the years 2004 and 2005)	150,000,000 (adjusted for the issue of bonus shares in the years 2004 and 2005)
2.	Options granted during the year	—	—
3.	Pricing formula	Fair Market Value i.e., the market price as defined by Securities and Exchange Board of India from time to time	Fair Market Value i.e., the market price as defined by Securities and Exchange Board of India from time to time
4.	Options vested (as of March 31, 2006)	4,658,383	26,252,361
5.	Options exercised during the year	9,167,302	7,255,563
6.	Total number of shares arising as a result of exercise of option (as of March 31, 2006)	9,167,302	7,255,563
7.	Options lapsed during the year*	315,992	1,640,179
8.	Variation of terms of options	—	—
9.	Money realized by exercise of options during the year	Rs. 2042.69 Mn	Rs. 2447.21 Mn
10.	Total number of options in force at the end of the year	4,658,383	30,338,800
11.	Employee wise details of options granted to :
	i. Senior Management during the year	Nil	Nil
	ii. Employees holding 5% or more of the total number of options granted during the year	Nil	Nil

iii.   Identified employees who were granted option, during any one year, equal to or exceeding 1% of the issued capital (excluding outstanding warrants and conversions) of the Company at the time of grant
		Nil	Nil
12.	Diluted Earnings Per Share pursuant to issue of shares on exercise of option calculated in accordance with Accounting Standard (AS) 20	14.15	14.15

WIPRO LIMITED

13.	Where the Company has calculated the employee compensation cost using the intrinsic value of the stock options, the difference between the employee compensation cost so computed and the employee compensation cost that shall have been recognized if it had used the fair value of the options. The impact of this difference on profits and on EPS of the Company	Not applicable as these pertain to Options granted before June 30, 2003

14.	Weighted average exercise prices and weighted average fair values of options separately for options whose exercise either equals or exceeds or is less than the market price of the stock	Not applicable as these options pertain to options granted before June 30, 2003

15.	A description of the method and significant assumptions used during the year to estimate the fair values of options, including the following weighted-average information :	Not applicable as these pertain to Options granted before June 30, 2003
a. risk free interest rate
b. expected life
c. expected volatility
d. expected dividends and
e. the price of the underlying share in market at the time of option grant

*	As per the Plan, options lapse only on termination of the Plan. If an Option expires or becomes unexercisable without having been exercised in full, the unpurchased shares, which were subject thereto, shall become available for future grant or sale under the Plan.
ADS 2000 Stock Option Plan
The details of options granted under the ADS 2000 Stock Option Plan for the year ended March 31, 2006 is given below.

Sl. No.	Description	ADS 2000 Stock Option Plan
1.	Total number of options under the Plan	9,000,000 ADS representing 9,000,000 underlying equity shares (adjusted for the issue of bonus shares in the years 2004 and 2005)

2.	Options granted during the year	—

3.	Pricing formula	Exercise price being not less than 90% of the fair market value on the date of grant

4.	Options vested (as of March 31, 2006)	1,088,559

5.	Options exercised during the year	759,508

6.	Total number of shares arising as a result of exercise of options (as of March 31, 2006)	759,508

7.	Options lapsed during the year*	228,000

8.	Variation of terms of options	Accelerated vesting approved for Mr. Vivek Paul

9.	Money realized by exercise of options	Rs. 210.81 Mn

WIPRO LIMITED

10.	Total number of options in force	1,447,742

11.	Employee wise details of options granted to :
	i. Senior Management during the year	Nil
	ii. Employees holding 5% or more of the total number of options granted during the year	Nil

iii.   Identified employees who were granted option, during any one year, equal to or exceeding 1% of the issued capital (excluding outstanding warrants and conversions) of the Company at the time of grant
Nil

12.	Diluted Earnings Per Share pursuant to issue of shares on exercise of option calculated in accordance with Accounting Standard (AS) 20	14.15

13.	Where the Company has calculated the employee compensation cost using the intrinsic value of the stock options, the difference between the employee compensation cost so computed and the employee compensation cost that shall have been recognized if it had used the fair value of the options. The impact of this difference on profits and on EPS of the Company	Not applicable as these pertain to Options granted prior to June 30, 2003

14.	Weighted average exercise prices and weighted average fair values of options separately for options whose exercise either equals or exceeds or is less than the market price of the stock	Not applicable as these pertain to Options granted prior to June 30, 2003

15.	A description of the method and significant assumptions used during the year to estimate the fair values of options, including the following weighted average information :	Not applicable as these pertain to Options granted prior to June 30, 2003
a. risk free interest rate
b. expected life
c. expected volatility
d. expected dividends and
e. the price of the underlying share in market at the time of option grant

*	As per the Plan, options lapse only on termination of the Plan. If an Option expires or becomes unexercisable without having been exercised in full, the unpurchased shares, which were subject thereto, shall become available for future grant or sale under the Plan.

WIPRO LIMITED

Restricted Stock Units (RSUs)

		Wipro Restricted	ADS Restricted	Wipro Restricted
		Stock	Stock	Stock
Sl. No.	Description	Unit Plan 2004	Unit Plan 2004	Unit Plan 2005
1.	Total number of RSUs under the Plan	12,000,000 (Adjusted for the issue of bonus shares in the years 2004 and 2005)	12,000,000 (Adjusted for the issue of bonus shares in the years 2004 and 2005)	12,000,000 (adjusted for the issue of bonus shares in the year 2005)

2.	RSUs granted during the year	55,500	—	—

3.	Pricing formula	As determined by the Administrator and such price being not less than the face value of the share	As determined by the Administrator and such price being not less than the face value of the share	As determined by the Administrator and such price being not less than the face value of the share

4.	RSUs vested (as of March 31, 2006)	518,321	116,400	—

5.	RSUs exercised during the year	1,282,410	148,440	—

6.	Total number of shares arising as a resulting of exercise of option (as of March 31, 2006)	1,282,410	148,440	—

7.	RSUs lapsed*	694,572	386,940	—

8.	Variation of terms of options	—	—	—

9.	Money realized by exercise of options during the year	Rs. 2,564,820	Rs. 296,880	—

10.	Total number of options in force at the end of the year	7,598,174	1,000,720	—

11.	Employee wise details of RSUs granted to :

	i. Senior Management during the year	Nil	Nil	Nil

	ii. Employees holding 5% or more of the total number of RSUs granted during the year	20,000 options granted to Mr. A. N. Rao, Vice President-Global Delivery Technology Infrastructure Services.	Nil	Nil

	iii. Identified employees who were granted RSU, during any oneyear, equal to or exceeding 1% of the issued capital (excluding outstanding warrants and conversions) of the Company at the time of grant	Nil	Nil	Nil

WIPRO LIMITED

		Wipro Restricted	ADS Restricted	Wipro Restricted
		Stock	Stock	Stock
Sl. No.	Description	Unit Plan 2004	Unit Plan 2004	Unit Plan 2005
12.	Diluted Earnings Per Share pursuant to issue of shares on exercise of option calculated in accordance with Accounting Standard (AS) 20	14.15	14.15	—

13.	Where the Company has calculated the employee compensation cost using the intrinsic value of the stock options, the difference between the employee compensation cost so computed and the employee compensation cost that shall have been recognized if it had used the fair value of the options. The impact of this difference on profits and on EPS of the Company	Exercise price — Rs. 2 per option Fair value — Rs. 301.29 per RSU	Exercise price $ equivalent (of about 0.05) to Rs. 2 per share Fair value $ equivalent 9.71 to Rs. 435.84 per ADS RSU	Not applicable as no options were granted during the year

14.	Weighted average exercise prices and weighted average fair values of options separately for options whose exercise either equals or exceeds or is less than the market price of the stock	Exercise price — Rs. 2 per option Fair value — Rs. 301.29 per RSU	Exercise price $ equivalent (of about 0.05) to Rs. 2 per share Fair value $ equivalent 9.71 to Rs. 435.84 per ADS RSU	Not applicable as no options were granted during the year

15.	A description of the method and significant assumptions used during the year to estimate the fair values of options, including the following weighted-average information :	Since these options have been granted at a nominal exercise price, the intrinsic value on the date of grant approximates the fair value of the options	Since these options have been granted at a nominal exercise price, the intrinsic value on the date of grant approximates the fair value of the options	Not applicable as no options were granted during the year

a. risk free interest rate

b. expected life

c. expected volatility

d. expected dividends and

e. the price of the underlying share in market at the time of option grant
As per the Plan, RSUs lapse only on termination of the Plan. If an RSU expires or becomes unexercisable without having been exercised in full, the unpurchased shares, which were subject thereto, shall become available for future grant or sale under the Plan.

WIPRO LIMITED
Particulars of Employees forming part of the Directors’ Report for the year ended March 31, 2006
Information pursuant to Section 217(2A) of the Companies Act, 1956 and the Companies (Particulars of Employees) Rules, 1975

					Date of	Total
Sr.			Remuneration		Employment	Experience		Last
No.	Name	Designation	(Rs.)	Qualification	(DOJ)	(in Yrs)	Age	Employment
1	Achuthan Nair	Vice - President, Wipro Technologies	3,319,346	BE,PGDBM	29-Apr-91	15	41	HINDUSTAN PETROLEUM
2	Alex G Manappurathu	General Manager - Consumer Electronics, Wipro Technologies, Wipro Technologies	2,732,455	B Tech,M Tech	18-Jan-86	20	44	First Employment
3	Anand Padmanabhan	Vice President - TIS, Wipro Infotech	4,245,016	BE, MBA	02-May-94	16	40	ALMOAYED DATA GROUP
4	Anand Sankaran	VICE PRESIDENT - TOS, Wipro Technologies	4,895,000	BE	26-Jun-89	17	39	Pertech Computers
5	Anil Chugh	Vice President - Sales, Wipro Consumer Care	3,052,886	B.Tech,MMS	19-Apr-99	16	42	Gillette
6	Anil K Jain	Vice President - Corporate Business Unit, Wipro Infotech	3,937,832	BE,MBA	10-Apr-89	17	42	ORG SYSTEMS
7	Anurag Mehrotra	General Manager - Enterprise, Wipro Infotech	3,610,835	BE	02-Jan-01	20	44	Informix International
8	Anurag Seth	General Manager, Wipro Technologies	2,537,704	PGDBM,BE	03-May-90	16	40	CAMPUS
9	Appa Rao G	General Manager - Software Quality Assurance, Wipro Technologies	2,695,413	BTech,Mtech	29-May-96	25	50	OMC COMPUTERS LTD
10	Ashok Tripathy	General Manager - Enterprise Platforms, Wipro Infotech	2,418,790	BE,MBA	17-May-93	13	38	BHEL
11	Badiga L K	Corporate Vice President & CIO, Wipro Technologies	5,793,818	MTech,BE	29-Oct-90	27	51	Alghmin Communicatin Services, Kuwait
12	Balakrishnan Ramani	General Manager, Wipro Technologies	2,554,078	BE	01-Feb-02	18	42	24/7 Customer.Com
13	Balakrishnan V	Vice President - Finance, Wipro Technologies, Wipro Technologies	5,703,354	B Com,AICWA,ACS	19-Feb-92	21	46	LARSEN & TOUBRO LTD
14	Balasubramanian N S	Senior Vice President, Wipro Technologies	4,161,490	BE,PGDM	12-Apr-89	17	41	First Employment
15	Bhanumurthy B M	Senior Vice President, Wipro Technologies	4,356,916	PGDM,Btech	03-Sep-92	20	43	CMC
16	Chandramouli E R	Global Delivery Head, Wipro Technologies	2,735,744	BE	04-Feb-91	25	48	ICIM
17	Dayapatra Nevatia	General Manager, Wipro Technologies	2,580,302	MTech,Btech	15-Feb-93	13	38	CAMPUS
18	Deepak Jain	General Manager - Manage IT, Wipro Infotech	3,661,742	BE	21-Mar-86	20	42	Raba Contel Pvt Ltd
19	Dipankar Banerjee	General Manager, Wipro Technologies	2,584,964	BE,ME	02-Apr-94	18	42	C DOT
20	Divakaran M	Chief Executive - E-Enabling & CTO, Wipro Technologies	4,635,854	B.SC.	10-Mar-81	34	57	ECIL
21	Dr. Anurag Srivastava	Vice President - Consulting Division, Wipro Infotech	4,295,746	BTech,MTech,PHD	15-Dec-00	15	40	eVizeon
22	Dr. Chandrasekar Dharuman	Vice President - Optical Network, Wipro Technologies	3,382,533	MSc,PHD	14-Jul-99	16	44	CMC
23	Dr. Rao A L	Chief Operating Officer, Wipro Technologies	8,077,187	B.SC.,MSc, PHD	14-Aug-80	33	58	ECIL
24	Gangadharaiah C P	Senior Vice President, Wipro Technologies	3,872,196	BE,ME,M.S.	16-Feb-95	29	53	ITI
25	Girish S Paranjpe	President - Finance Solutions, Wipro Technologies	8,017,230	B COM,ICWA, ACA	23-Jul-90	22	48	WIMCO Ltd
26	Hari Menon	General Manager, Wipro Technologies	2,520,361	MCA,B.SC.	27-Jun-94	12	36	SONATA
27	Harish Shah	Vice President & Corporate Controller, Wipro Technologies	3,486,754	B COM,AICWA	18-Feb-91	28	48	National Textile Corporation (M N Ltd)
28	Ishwar B Hemrajani	Chief Risk Officer, Wipro Corporate	4,576,135	BE,MTech,PG Diploma	21-May-92	22	47	MODI XEROX LTD
29	Jagdish Ramaswamy	Vice President - Mission : Quality, Wipro Corporate	2,962,224	BE, PGD in SQC	28-Feb-03	21	42	Tyco Health Care
30	Jayashree Joglekar	Chief Operating Officer - Securities Solutions, Wipro Technologies	3,452,545	BE,M.S.	01-Aug-00	25	49	Persistent Sys Ltd
31	Kesavan V	Vice President - Business Finance, Wipro Infotech	2,666,289	C A,B.SC.,ICWA	01-Apr-92	15	40	Sharp & Tannan Chatm
32	Kiran Sitaram	General Manager, Wipro Technologies	2,518,398	BE	02-Jan-95	15	38	GKW
33	Krishnamurthy B	Vice President - Tele & Inter Group, Wipro Technologies	3,239,341	MSc,PGDM,Mtech	16-Oct-97	20	48	C DOT
34	Kumar Chander	Vice President - Marketing, Wipro Consumer Care	3,323,984	B.A. HONS,PGDM	01-Oct-92	16	38	Brooke Bond India
35	Kumudha Sridharan	General Manager - Optical Networks (CNU), Wipro Technologies	2,592,819	BE	31-May-95	20	43	ITI
36	Kunapuli Venkateswarlu	General Manager, Wipro Technologies	2,562,961	BE,Mtech	04-Aug-97	17	41	DIGITAL
37	Kurien T K	Chief Executive - Business Optimization Shared Ser, Wipro Technologies	7,001,984	BE,ACA	11-Feb-00	24	46	Wipro Net Limited
38	Lilian Jessie Paul	Chief Marketing Officer, Wipro Technologies	2,578,622	BE,PG Diploma	30-May-05	11	36	iGATE Global Solutio
39	Madhavan S	Vice - President, Wipro Technologies	3,492,691	BTech,B.SC.	15-Sep-94	19	43	CMC
40	Madhu Khatri	Corporate Vice President & General Counsel, Wipro Corporate	3,945,120	B.A, LLB,LLM	15-Mar-05	17	43	General Electric
41	Manoj Punja	Senior Vice President, Wipro Technologies	4,613,501	MBA,BE	01-Aug-91	21	45	ORG SYSTEMS
42	Mansoor Ahmad Syed	General Manager - Business Development, Wipro Technologies	2,561,697	BE	09-Dec-91	15	38	IDM
43	Mohan Rao S	Vice President - Infrastructure & Operations, Wipro Technologies	3,001,795	BE, PGDM	16-Nov-88	31	52	Shriram Honda
44	Mohanakrishnan G	General Manager, Wipro Technologies	3,018,109	BTech,Mtech	18-Jan-88	18	42	First Employment
45	Moiz H Vaswadawala	General Manager & Head - Program Management Office, Wipro Infotech	2,692,008	Diploma	06-Mar-93	18	40	Tamimi Adv/ Technolo
46	Muralikrishnan S	Vice - President, Wipro Technologies	2,922,616	BE	01-Aug-91	18	43	KEONICS MAGNAVISION
47	Mythily Ramesh	Vice - President, Wipro Technologies	4,029,847	BE,MBA	29-Apr-88	18	41	First Employment
48	Nagamani Murthy	Vice President - VNGN, Wipro Technologies	3,690,074	BE	01-Jul-91	21	45	TEXAS INSTRUMENTS
49	Nanda Kishore N	Technical Manager, Wipro Technologies	2,560,702	BE	01-Aug-94	12	34	HYPERMEDIA INFO SYST
50	Navneet Bhushan	Principal Consultant, Wipro Technologies	2,439,248	MTech,M.S.	22-Nov-04	16	39	CREAX Information Te
51	Neeraj Jaitley	General Manager, Wipro Technologies	2,765,302	BE	19-Mar-87	19	41	First Employment
52	Padmanabhan V S	VP - Finance & Accounts, Wipro Corporate	3,520,015	B com, ACA	09-Nov-94	29	53	Union Carbide
53	Pavan Kumar Goyal	Vice - President, Wipro Technologies	2,475,972	B.SC.	04-Jan-91	15	40	WIPRO SPD
54	Pradeep Bahirwani	General Manager, Wipro Technologies	2,667,120	BE	19-Jun-97	16	40	RAMCO SYSTEMS
55	Pramod Idiculla	Group Head, Wipro Technologies	2,706,565	Btech	01-Dec-94	11	38	TVSE
56	Prasad V Bhatt	General Manager, Wipro Technologies	3,232,447	MTech,BE	02-Mar-89	17	41	ORG SYSTEMS
57	Prasanna G.K.	Senior Vice President, Wipro Technologies	5,272,468	PGD,Btech	02-Dec-99	22	47	Microland
58	Prasenjit Mazumder	General Manager, Wipro Technologies	2,487,734	MCA,B.SC.,MBA	16-Jul-90	15	40	CAMPUS
59	Prasenjit Saha	General Manager - Enterprise Security Services, Wipro Technologies	2,524,655	Btech	05-Jun-97	14	36	ABB
60	Pratik Kumar	Executive Vice President - Human Resources, Wipro Corporate	6,171,539	B.A, MBA	04-Nov-91	18	40	TVS Electronics Limited
61	Premji Azim H	Chairman & Managing Director, Wipro Limited	18,648,869	Gen. Engg (Stanford)	17-Aug-66	39	60	First Employment
62	Rajat Mathur	Senior Vice President, Wipro Infotech	3,457,099	BE,MBA	15-Nov-85	21	45	HORIZON MKTG & SERV
63	Rajeev V S	General Manager, Wipro Technologies	2,849,028	PGDM,Btech	16-Jan-92	20	45	TCS
64	Rajesh Kochhar	Chief Executive - C&I Business, Wipro Lighting	2,891,669	BE	16-Dec-91	26	48	Crompton Greaves
65	Rajesh Ram Mishra	Vice President - SBU 2, Wipro Technologies	3,914,589	BTech,Mtech	06-May-88	21	44	International SW Ind
66	Ramachandra Prabhu K V S	General Manager, Wipro Technologies	2,518,000	MSc,MSc	15-Dec-97	22	48	ISRO Satellite Centre
67	Ramakanth Desai	Vice President, Wipro Technologies	4,631,787	Btech	12-Aug-92	21	43	TATA UNISYS
68	Ramakrishnan K K	General Manager, Wipro Technologies	2,555,605	MTech,BE	01-Feb-89	17	40	First Employment
69	Ramesh A N	General Manager, Wipro Technologies	2,535,797	MTech,BE	16-Sep-88	19	43	TVS Electronics Ltd.
70	Ramesh Emani	President, Wipro Technologies	8,449,461	MTech,Btech	15-Nov-83	25	50	Tata Burroughs Ltd
71	Ramesh N R	General Manager, Wipro Technologies	2,840,635	BE,ME	14-Feb-90	16	39	First Employment

WIPRO LIMITED
Particulars of Employees forming part of the Directors’ Report for the year ended March 31, 2006
Information pursuant to Section 217(2A) of the Companies Act, 1956 and the Companies (Particulars of Employees) Rules, 1975

					Date of	Total
Sr.			Remuneration		Employment	Experience		Last
No.	Name	Designation	(Rs.)	Qualification	(DOJ)	(in Yrs)	Age	Employment
72	Ramesh Nagarajan	Vice President - Office of Productivity, Wipro Technologies	3,661,766	ME	25-Jan-91	18	41	First Employment
73	Ramesh P	Vice - President, Wipro Technologies	2,589,772	Btech	19-Aug-94	26	51	DIGITAL
74	Ranjan Acharya	Corporate Senior Vice President, Wipro Corporate	5,324,318	B.SC.,MBA	18-Jul-94	26	48	National Inst. of Co. Edu. & Busi. Training
75	Ravi Shankar A V	General Manager, Wipro Technologies	3,250,020	B.A,LLB	13-Dec-04	22	47	HCL Technologies
76	Ravikanth V V	Senior Consultant, Wipro Technologies	2,439,988	MTech,BE	21-Feb-92	14	37	CAMPUS
77	Ravishankar Gs	General Manager, Wipro Technologies	3,386,529	ME,BE,B.SC.	28-Jan-03	25	51	Ericsson India
78	Renukaprasad S	General Manager, Wipro Technologies	2,477,897	BE,Mtech	01-Mar-99	21	46	Robert Bosch India Limited
79	Sairaman Jagannathan	Vice President - Service Delivery, BSD, Wipro Infotech	3,186,131	BE	29-Aug-01	23	48	Mascot Systems
80	Sambuddha Deb	Chief Quality Officer, Wipro Technologies	5,663,363	PGDM,Btech	29-Jun-82	23	48	First Employment
81	Sangita Singh	Senior Vice President, Wipro Technologies	4,665,017	BE	01-Aug-92	14	37	HCL LIMITED
82	Sanjay J K	General Manager, Wipro Technologies	2,561,759	BE,M.S.	01-Feb-91	15	37	First Employment
83	Sanjesh K Gupta	General Manager - Systems Integration, Wipro Infotech	2,475,138	AMIE,Diploma	04-Dec-84	23	43	Televista Electronics Computer Division
84	Sanjiv K R	Vice President - E-Biz & Data Warehousing Solution, Wipro Technologies	4,011,952	MMS	16-Nov-88	19	42	DCM DAEWOO
85	Selvan D	Vice - President, Wipro Technologies	3,687,645	BTech,PGDM	05-Sep-92	20	45	NIIT LTD
86	Senapaty S C	Executive Vice President - Finance and CFO, Wipro Corporate	8,229,678	B Com, ACA	10-Apr-80	27	49	Lovelock & Lewis
87	Senthil M	General Manager, Wipro Technologies	2,994,252	MTech,BE	20-Feb-89	17	40	First Employment
88	Sethumadhava Rao T V	Vice president and Principal Consultant, Wipro Technologies	2,708,395	BE	06-Aug-81	30	55	ELECTRONICS CORP OF India Ltd.
89	Shirish Kanetkar	General Manager - Business Operations, Wipro Infotech	3,552,152	Diploma,B.SC.,BSc.(Hons.)	10-Sep-02	16	45	Cisco
90	Shivakumar T	Vice President, Wipro Technologies	2,824,700	BE,Mtech	06-Apr-88	18	45	Lecturer, Vijaya Engineering College
95	Siby Abraham	Vice President - Semiconductor, Wipro Technologies	4,110,146	BTech,Mtech	16-Feb-87	19	42	First Employment
91	Simon Johney	General Manager, Wipro Technologies	2,558,948	BE	21-Feb-94	18	41	Defence Research Development Orgn.
92	Soumitro Ghosh	Senior Vice President, Wipro Technologies	5,390,454	BTech,MBA	26-Nov-88	23	46	BLUE STAR LTD
93	Srinivasan P V	Vice President - Corporate Taxation, Wipro Corporate	3,527,790	ACA	06-Feb-97	22	46	Sundaram Fasteners Ltd
94	Subhash Khate	Head - PMO, Wipro Technologies	3,133,264	BE	03-Oct-90	23	45	Telco
95	Subrahmanyam P	Senior Vice President, Wipro Technologies	4,214,025	MSc,MPHIL,B.SC.	08-Nov-83	22	46	First Employment
96	Subramanyam V	General Manager and SDH, Wipro Technologies	2,996,248	BE,Mtech	02-Dec-96	19	54	First Employment
97	Sudhir Jha	General Manager, Wipro Technologies	2,942,167	PGD	29-Apr-02	15	39	Price waterhouse Coopers
98	Sudip Banerjee	President - Enterprise Solutions, Wipro Technologies	7,491,050	BA, PG Dip in Bus Mgmt	02-Nov-83	24	46	HCL Infosystems
99	Sudip Nandy	Chief Strategy Officer, Wipro Technologies	5,988,466	B.SC.,PGDM,BE	28-May-83	23	48	First Employment
100	Sumit Ray	Group Head, Wipro Technologies	3,075,369	MTech,BE	30-Jan-03	21	46	Ericsson India
101	Suresh B	Vice - President, Wipro Technologies	2,854,364	ME,BE	22-May-89	19	43	WI/AFF
102	Suryanarayana Valluri	Vice President - Telecom Service Providers, Wipro Technologies	3,631,533	BE,PGDBM	01-Mar-00	17	41	RPG Cellular Services Ltd.
103	Tamal Dasgupta	Senior Vice President, Wipro Technologies	5,765,535	B COM,C A,CPA	01-Mar-00	23	55	Indian Aluminium Co
104	Tapan D Bhat	Vice President - HR, Resourcing & TT, Wipro Infotech	3,264,920	BE,MBA	02-Nov-89	16	40	Tata Unisys Ltd.
105	Thakur D K	Vice President - Technology Development, Wipro Technologies	2,471,865	B.SC.,BE	07-Oct-85	23	48	ISRO
106	Thandava Murthy T D	Senior Vice President, Wipro Infotech	4,584,358	BE	05-Jul-02	26	51	COMPAQ
107	Tony Raviraj Ponniah	Practice Head, Wipro Technologies	2,564,415	AMIE,PHD,PHD	01-Sep-03	16	43	DSL Software
108	Udaya Bhaskar Vemulapati	General Manager - Consulting Practice, Wipro Technologies	2,466,177	BTech,PHD	06-Sep-99	8	45	UNIV OF CNTL FLORIDA
109	Varsha Anand	Vice President - Wipro BioMed, Wipro Biomed	2,804,863	BE,MMS	06-Jun-00	15	39	3 Com
110	Vasudevan A	Vice President - VLSI / Systems Design, Wipro Technologies	4,765,429	MTech,BE	31-Mar-86	20	44	First Employment
111	Vaswani Suresh	President, Wipro Infotech	8,051,905	BE, MBA	02-May-85	21	46	SKEFCO
112	Venkataraman K N K	Vice - President, Wipro Technologies	2,629,314	BE	03-Jul-89	16	39	First Employment
113	Venkatesh H R	Vice President, Wipro Technologies	2,991,053	BE	21-Dec-92	20	44	Suri Computers Pvt. Ltd.
114	Venkatesh V R	Senior Vice President, Wipro Technologies	5,033,407	MTech,MSc,B.SC.	22-Mar-84	22	47	Vikrant Tyres
115	Vijay G K	Vice - President, Wipro Technologies	2,517,459	BE,MBA	08-Jun-95	16	39	S & SI
116	Vijay Gupta	Vice President - Corporate Communication & Brand, Wipro Corporate	2,885,150	BTech,PGDM	01-Apr-91	21	48	Electronic Components Industries Asso.
117	Vijayakumar I	Vice President - Wireless Business, Wipro Technologies	3,279,190	B.SC.,BE	16-Jul-90	18	41	INDCHEM
118	Vijayakumar Kabbin	General Manager, Wipro Technologies	2,471,502	BE	21-Aug-87	18	42	WIPRO PERIPHERALS
119	Vikas M Valsang	Solution Delivery Head, Wipro Technologies	2,446,472	BE	03-Aug-92	13	35	First Employment
120	Vineet Agrawal	President, Wipro Consumer Care & Ltg	6,977,605	B. Tech, MMS	04-Dec-85	20	44	First Employment
121	Vishwas Santurkar	General Manager, Wipro Technologies	2,938,029	BE	06-Nov-91	20	43	Unicad Technologies Pvt Ltd
122	Viswanathan K.S.	Senior Vice President, Wipro Infotech	4,438,292	MBA,M.A.	11-Oct-03	24	48	Dell Computers India
123	Viswanathan R	General Manager, Wipro Infotech	2,494,688	BE,M.S.	16-Mar-00	18	40	AT & T Comn Services
124	Vittal N Vashist	General Manager, Wipro Technologies	3,381,043	BE,Mtech	26-Feb-01	15	45	IBM India Ltd
125	Vivek Bhasin	Vice President, Wipro Technologies	4,064,007	BE,MBA	20-Apr-99	16	43	HCL DELUXE

	PART OF THE YEAR
126	Amitava Ghosh	General Manager, Wipro Technologies	1,968,411	PGDM	30-Jan-03	21	42	Ericsson India
127	Bijay Kumar Sahoo	Vice President - Talent Engagement & Development, Wipro Technologies	3,916,535	BA,MA (PM & LW),CAIIB-1	02-Jun-00	18	39	Pricewaterhouse Coopers
128	Gopal Vasu Katti	Delivery Manager, Wipro Technologies	647,956	BE	04-Aug-97	11	33	AFFINITY SOFTWARE
129	Manohar Arcot	GM - Human Resources, Wipro Corporate	2,929,366	MBS	02-Jan-04	17	44	ABCL Limited
130	Pankaj Gupta	Delivery Manager - Finance Solutions, Wipro Technologies	959,788	B TECH	08-Dec-03	17	40	Citibank
131	Raghavendra Babu Krishnanand	General Manager, Wipro Technologies	2,476,056	MS,MBS	23-Dec-02	13	38	Maoi Technologies
132	Rohit Kumar	Vice President - Utilities Vertical, Wipro Technologies, Wipro Technologies	2,321,849	BE,MBA	05-Mar-02	13	38	Oracle Corporation
133	Vinod Wahi	Head - Wipro Biomed, Wipro Biomed	3,015,276	BSc,MA	01-Mar-90	30	58	Boehringer Knoll Ltd
134	Vivek Paul	Vice Chairman, Wipro Limited	60,237,000	BE, MBA	26-Jul-99	24	47	GE Medical Systems

Notes:	1.	Remuneration comprises of salary, commission, allowance, medical, perquisites & Company’s contribution to PF and Superannuation Funds.

	2.	None of the employees listed is a relative of any director.

	3.	The nature of employment is contractual in all the above cases.

	4.	In terms of the Notification dated March 24, 2004 issued by the Department of Company Affairs employees posted and working in a country outside India, not being directors or their relatives, has not been included in the above statement.

	5.	The USD to INR conversion rate used is Rs 44.48 per US Dollar

	6.	None of the employees holds 2% or more of the paid up equity share capital of the Company

WIPRO LIMITED

ANNEXURE ‘D’ FORMING PART OF THE DIRECTORS’ REPORT
CORPORATE GOVERNANCE REPORT FORMING PART OF THE DIRECTORS’ REPORT OF WIPRO LIMITED FOR THE YEAR ENDED 31 MARCH, 2006 PURSUANT TO ANNEXURE I C (MANDATORY REQUIREMENTS) READ WITH PARA VI OF CLAUSE 49 OF THE LISTING AGREEMENT ENTERED INTO WITH THE STOCK EXCHANGES IN INDIA.
Para 1. A brief statement on Company’s philosophy on code of governance.
Globally corporates and societies are adopting and following Best in Class concept of Corporate Governance. It has now come to be recognised that companies need to attract and protect all stakeholders, be it investors, society, employees, customers, suppliers and the environment. Global capital investors feel comfortable in an environment where the bed rocks of Corporate Governance is best protected and practiced and bypasses where Corporate Governance is limited or not followed. Companies stand to gain by adopting systems that bolster Stake holder’s trust through transparency, accountability and fairness. With increasing interdependence and free trade among countries and citizens across the globe, good Corporate Governance is of paramount importance for companies seeking to distinguish themselves in the global footprint.
For Wipro, Corporate Governance is a continuous journey, seeking to provide an enabling environment to harmonise the goals of maximising stakeholder value and maintaining a customer centric focus. Wipro’s philosophy on Corporate Governance envisages attainment of the highest levels of transparency, accountability and equity in all facets of its operations, and in all its interactions with its stakeholders, including shareholders, employees and the Government.
Wipro’s foundation in Corporate Governance has been its Ethical Business Practices, its Values and Integrity, reflected in the actions of each of its employees. The Board of Directors fully support and endorse Corporate Governance practices and attempt to go beyond the statutory requirements.
Your Board of Directors presents the Corporate Governance Report for the year 2005-06.
Para 2. Board of Directors :
i.	Composition and category of Directors, for example, promoter, executive, non- executive, independent non-executive, nominee Director, which institution represented as lender or as equity investor.

ii.	Attendance of each Director at the Board meetings and the last AGM.

ii.	Number of other Boards or Board Committees in which he/she is a member or Chairperson.

iv.	Number of Board meetings held, dates on which held.

i.	Details of the Board composition, other Directorship and attendance are given below.

The Board of Directors of the Company has an optimum combination of Executive and Non-Executive Directors with five Independent Non-Executive Directors out of the six Directors on the Board as on date. The Chairman is an Executive Director and the number of Independent Non-Executive Directors on the Board is more than 50% of the Board strength at any point of time.

All Independent Non-Executive Directors comply with the requirements of the Listing Agreement for being “Independent Director”. Further the Independent Directors have also affirmed that they satisfy all the prescribed requirements for being an Independent Director.

WIPRO LIMITED

     The Composition of the Board of Directors as on March 31, 2006 is given below :

					Chairmanship	Membership
				Directorship	in Committees	in Committees
				in other	of Boards of	of Boards
			Date of	Companies	other	of other
Name	Category	Designation	appointment	(*)	companies	companies
Azim H. Premji	Promoter Director	Chairman and Managing Director (designated as Chairman)	01.09.1968	11	Nil	Nil

N. Vaghul	Independent Non-Executive Director	Director	09.06.1997	11	3	5

B.C. Prabhakar	Independent Non-Executive Director	Director	20.02.1997	1	—	1

Jagdish N. Sheth	Independent Non-Executive Director	Director	01.01.1999	2	0	0

Ashok Ganguly	Independent Non-Executive Director	Director	01.01.1999	7	3	3

P.M. Sinha	Independent Non-Executive Director	Director	01.01.2002	4	3	4

*	This does not include foreign companies and companies under Section 25 of the Companies Act, 1956.
ii.	The attendance of the Directors at the Board meetings and AGM held during the year are given below :

			Attendance at the last
	Number of meetings	Number of meetings	AGM held on
Director	held	attended	July 21, 2005 (Yes/No)
Azim H. Premji	4	4	Yes
Vivek Paul (*)	4	2	Yes
N. Vaghul	4	4	Yes
B.C. Prabhakar	4	4	Yes
Jagdish N. Sheth	4	2	Yes
Ashok Ganguly	4	3	Yes
Eisuke Sakakibara (#)	4	—	No
P.M. Sinha	4	4	Yes

(*)	Mr. Vivek Paul ceased to be the Director of the Company with effect from 01.08.2005

(#)	Prof. Eisuke Sakakibara ceased to be the Director of the Company with effect from 01.08.2005
Particulars of Directors appointed/re-appointed/resigned
The re-appointment of Mr. Azim H. Premji as the Chairman and Managing Director of the Company was approved by the Board Governance & Compensation Committee vide circular resolution effective December 27, 2004 and by the Board of Directors at their meeting held on January 21, 2005, subject to the approval of the Shareholders. At the Annual General Meeting of Company held on July 21, 2005, Shareholders approved the re-appointment of Mr. Azim H. Premji as the

WIPRO LIMITED

Chairman & Managing Director of the Company with effect from December 31, 2004 for further period of two years and seven months. Other than the Chairman, two Directors, who retired by rotation, were re-appointed as Directors of the Company.
The Board of Directors approved the appointment of Mr. Bill Owens as an Additional Director of the Company by the Board at its meeting held on April 19, 2006, with effect from July 1, 2006 in accordance with Section 260 of the Companies Act, 1956. Prior to the Board approval, the Board Governance and Compensation Committee approved the nomination for appointment of Mr. Bill Owens as a Director of the Company at its meeting held on January 16, 2006. Mr. Bill Owens would hold office till the conclusion of the Annual General Meeting of the Company scheduled to be held on July 18, 2006. The requisite notices together with necessary deposits have been received from a member pursuant to Section 257 of the Companies Act, 1956 proposing Mr. Bill Owens as a Director of the Company.
As per the provisions of the Articles of Association of the Company, Mr. P.M. Sinha and Dr. Jagdish N. Sheth, retire by rotation and being eligible themselves for re-appointment at this Annual General Meeting. The Board Governance and Compensation Committee have also recommended their re-appointment for consideration of the Shareholders.
During the financial year 2005-06, Mr. Vivek Paul ceased to be the Executive Director designated as Vice Chairman with effect from August 1, 2005 and Prof. Eisuke Sakakibara ceased to be the Director of the Company with effect form August 1, 2005.
The Board places on record its appreciation for the valuable contributions made by Mr. Vivek Paul and Prof. Eisuke Sakakibara during their tenure as Directors of the company.
In terms of the Listing Agreement, brief resume of the Directors proposed to be appointed/re-appointed at the ensuing Annual General Meeting is provided as an Annexure to the Notice convening the Annual General Meeting.
The notice for the Annual General Meeting scheduled to be held on July 18, 2006 complies with this requirement.
Brief resumes of the Board of Directors
Azim H. Premji has been the Chairman of the Board since September 1968. Mr. Premji holds a Bachelor of Science in Electrical Engineering from Stanford University.
Dr. Ashok Ganguly has served as a Director on Wipro Board since 1999. Since April 2003, Dr. Ganguly has served as the Chairman of ICICI OneSource Ltd. and since September 2003 as the Chairman of ABP Private Ltd. Dr Ganguly serves as a Director on the Central Board of the Reserve Bank of India. Dr. Ganguly also serves as a non-executive Director of Mahindra & Mahindra, ICICI Knowledge Park Ltd., Tata AIG Life Insurance Co. Ltd., and Hemogenomics Pvt. Ltd. Dr Ganguly has been appointed as a member of the Advisory Board of Microsoft Corporation (India) Pvt. Ltd.
B.C. Prabhakar has served as a Director on Wipro Board since February 1997. He has been practicing law in his own firm since April 1970. Mr. Prabhakar holds a B.A. in Political Science and Sociology and an LL.B. from Mysore University. Mr. B. C. Prabhakar serves as a
Non-Executive Director of Automative Axles Limited. Mr. B.C. Prabhakar also serves as a member of the Audit Committee of Automotive Axles Ltd.
Dr. Jagdish N. Sheth has served as a Director on Wipro Board since January 1999. He has been a professor at Emory University since July 1991. Dr. Sheth is also on the Boards of, Cryo-Cell International Inc, Adayana Inc, CipherTrust Inc, Shasun Chemicals and Drugs Limited and Manipal AcuNova Private Limited. Dr. Sheth holds a B. Com from Madras University, an M.B.A. and a Ph.D in Behavioural Sciences from the University of Pittsburgh.
Narayanan Vaghul has served as a Director on Wipro Board since June 1997. He has been Chairman of the Board of ICICI Bank Limited since September 1985. Mr. Vaghul is also on the Boards of Mahindra and Mahindra Ltd., Mahindra Industrial Park Limited, Nicholas Piramal India, Ltd., Hemogenomics Pvt. Ltd., Himatsingka Seide Limited, Asset Reconstruction Company (India) Limited, Air India Engineering Services Limited, Air India Air Transport Services Limited, Apollo Hospitals Enterprise Limited and Air India Limited. Mr. Vaghul is also the Chairman of the Compensation Committee of Mahindra and Mahindra Limited, ICICI Bank Limited and Nicholas Piramal India Ltd. Mr. Vaghul holds a B. Commerce in Banking from Madras University. Mr. N Vaghul is also a member of the Audit Committee in Air India Limited, Nicholas Piramal India Limited and Mahindra World City Developers Limited. Mr. N. Vaghul is also the Lead Independent Director of the Company.
Priya Mohan Sinha has served as a Director of our Company on January 1, 2002. He has served as the Chairman of PepsiCo India Holdings Limited and President of Pepsi Foods Limited since November 1992. From October 1981 to November 1992, he was on the Executive Board of Directors of Hindustan Lever Limited. From 1981 to 1985 he also served as Sales Director of Hindustan Lever. Currently, he is also on the Boards of ICICI Bank Limited, Indian Oil Corporation Limited, Lafarge India Pvt. Limited, Azim Premji Foundation Pvt. Ltd. and is Chairman of Bata India Ltd. Mr. Sinha was also Chairman of Stepan Chemicals Limited between 1990 and 1993 and on the Boards of Brooke Bond India Limited, Lipton India Limited, Indexport Limited and Lever Nepal Limited. Mr. Sinha holds a Bachelor of Arts from Patna University and he has also attended Advanced Management Program in the Sloan School of Management, Massachusetts Institute of Technology.
Board Meeting Procedures
The draft agenda papers along with all information relevant to be discussed at the upcoming Board meeting is sent to the Directors at least two weeks prior to the Board meeting to invite the suggestions from each Board member for their views and for the inclusion of items on the agenda if any. Relevant materials to be considered at the meeting are circulated to the Board before the Board meeting.

WIPRO LIMITED

Information supplied to the Board

The Board of Directors of Wipro Limited is presented with various issues affecting the business and environment whenever applicable and materially significant.

The Board is also given presentations covering Finance, Sales, Compliance and Marketing covering all the major business operations and segments of the Company at each of the scheduled quarterly Board meetings.

The Processes for Board and Committee meetings facilitate an effective post meeting follow-up, review and reporting process for the decisions taken by the Board of Directors.

iii.	Directors’ membership in board/committees of other companies

As per the Listing Agreement, no Director can be a member in more than 10 committees or act as chairman of more than five committees across all companies in which he is a Director.

In terms of the Listing Agreement, none of the Directors of our Company were members in more than 10 committees nor acted as chairman of more than five committees across all companies in which they were Directors. Details of other Directorships/ Committee membership/Chairmanship held by them are given in Para 2 i) above.

iv.	Number of Board meetings held, dates on which held.

As per the Listing Agreement, the Board of Directors must meet at least four times a year, with a maximum gap of four months between any two meetings.

During the financial year 2005-06, Board met four times, on April 21, 2005, July 21, 2005, October 18, 2005 and January 16, 2006. The gap between any two Board meetings did not exceed four months.
Para 3. Audit Committee :
i.	Brief description of terms of reference

ii.	Composition, name of members and Chairperson

iii.	Meetings and attendance during the year
i.	Brief description of the terms of reference of the Audit Committee

The Audit Committee reviews, acts and reports to the Board of Directors with respect to;
▪	auditing and accounting matters, including the for appointment of our independent auditors;

▪	Company compliance with legal and statutory requirements;

▪	integrity of the Company’s financial statements, the scope of the annual audits, and fees to be paid to the independent auditors;

▪	performance of the Company’s Internal audit function, Independent Auditors and accounting practices.
Though the financial results are sent to the Audit Committee and the Board at the same time, the Audit Committee reviews the audited quarterly, half-yearly and yearly financial results with the management before submitting them to the Board for its consideration and approval. The Chairman of the Audit Committee is present at the Annual General Meeting.

The detailed charter of the Committee which contains the details of Powers, Role and Review of information by the Audit Committee is posted at our website and available at www.wipro.com/Investor/Corpinfo.

ii.	Composition & Qualifications

The Audit Committee comprises of the three independent, non-executive Directors. All the Members of the Audit Committee of the Company are financially literate with the Chairman of the Committee having the accounting or related financial management expertise. None of the members receive, directly or indirectly, any consulting, advisory or compensatory fees from the Company other than their remuneration as a Director.

Mr. N. Vaghul	- Chairman
Mr. B.C. Prabhakar	- Member
Mr. P. M. Sinha	- Member
iii.	Meetings and attendance during the year

The Audit Committee met five times during the financial year 2005-06, four such meetings on the day preceding the Board Meetings.

	Number of meetings held	Number of meetings attended
Name	during the year	during the year
N. Vaghul	5	5
B.C. Prabhakar	5	5
P.M. Sinha	5	5 (*)

(*) —	One meeting attended through Teleconferencing.

WIPRO LIMITED

Para 4. Remuneration Committee :
i.	Brief description of terms of reference

ii.	Composition, name of members and Chairperson

iii.	Attendance during the year

iv.	Remuneration policy

v.	Details of remuneration to all the Directors, as per format in main report.
i.	Brief description of terms of reference of Board Governance & Compensation Committee

The Board Governance & Compensation Committee was formed by the Board with effect from July 21, 2005. The Committee was formed by merging the Compensation & Benefits Committee and Nomination & Corporate Governance Committee which were functioning as two separate committees. Brief Terms of Reference of the Combined Committee is as follows;
▪	to determine salaries, benefits and stock option grants to Senior Management employees and Directors of your Company.

▪	acting as Administrator of the Company’s Employee Stock Option Plans and Employee Stock Purchase Plans drawn up from time to time

▪	develop and recommend, to the Board, Corporate Governance Guidelines applicable to the Company

▪	implement policies and processes relating to Corporate Governance Principles

▪	lay down policies and procedures to assess the requirements for induction of new members on the Board
The detailed charter of the Committee is posted on our website and available at www.wipro.com

ii.	Composition

The Board Governance & Compensation Committee comprise of the following three independent non-executive members of the Board.

Dr. Ashok Ganguly	- Chairman
Mr. N. Vaghul	- Member
Mr. P.M. Sinha	- Member
iii.	Meetings and attendance during the year

The Board Governance & Compensation Committee met five times in the year.

	Number of meetings held	Number of meetings attended
Name	during the year( #)	during the year( #)
Ashok Ganguly	5	3
N. Vaghul	5	5
P. M. Sinha	5	5
B.C. Prabhakar(*)	5	1 (*)

(#)	Includes the Meetings of Compensation & Benefits Committee and Nomination & Corporate Governance Committee held prior to July 21, 2005.

(*)	Mr. B. C. Prabhakar ceased to be a member of the Committee with effect from July 21, 2005.
iv.	Remuneration Policy and Criteria of making payments to Executive and Non-Executive Directors

Executive Directors

Executive Directors are paid remuneration within the limits envisaged under Schedule XIII of the Companies Act, 1956. The remuneration payable is always recommended by the Board Governance & Compensation Committee to the Board and is approved by the Board as well as the Shareholders of the Company.

Non-Executive Director

With the changes in the Corporate Governance norms and bearing in mind the scale and complexity of Company’s operations and the level of involvement of non-executive Directors as members of the Board and also as Chairman/members of the relevant committees of the Board, the role of non-executive Directors on Board has undergone significant qualitative changes.

Non-Executive Independent Directors are paid remuneration by way of a commission as may be recommended by the Board Governance & Compensation Committee and approved by the Board/Shareholders. Commission payable to each of the Independent Non-Executive Directors is limited to a fixed sum payable as approved by the Board subject however to the condition that cumulatively shall not exceed 1% of the net profits of the Company for all Independent Non-Executive Directors in aggregate in one financial year. In case of commission payable to the members of the Board Governance and Compensation Committee, approval shall be made by the Board.

WIPRO LIMITED

v.	Details of Remuneration to all Directors

Given below are the details of remuneration paid for the financial year 2005-06 to the Directors of the Company. The remuneration of the Executive Directors which is approved by the Board Governance & Compensation Committee of the Board (prior to July 21, 2005 by the Compensation & Benefits Committee) consist of fixed pay and commission based on percentage of profits of the Company as approved by the shareholders. No stock options were granted to any of the Directors during the year 2005-06.
(Rs. 000s)

					Other			Notice
	Relationship	Salary			Annual	Deferred		period and
	with other	(including	Commission/		Compen-	Benefits	Sitting	Severance
Name	Directors	allowance)	Incentives @		sation***	****	Fees	Payments
Azim H. Premji	None	4,304	17,444		15	3,527	—	Upto Six months
Vivek Paul #	None	12,089	46,335		—	1,813	—	—
N. Vaghul	None	—	1,250		—	—	100	—
B.C. Prabhakar	None	—	550		—	—	100	—
Jagdish N. Sheth	None	—	1,946	*	—	—	20	—
Ashok Ganguly	None	—	1,100		—	—	44	—
Eisuke Sakakibara #	None	—	911	**	—	—	—	—
P.M. Sinha	None	—	1,000		—	—	98	—

*	Figures mentioned are rupee equivalent — as amounts payable in USD

**	Figures mentioned are rupee equivalent — as amounts payable in Yen.

***	The above figure includes cost of perquisites (furniture & equipment), reimbursement of medical expenses and personal accident insurance.

****	Deferred benefits in the case of Mr. Vivek Paul were paid consequent to resignation as per the terms of the Deferred Compensation Plan and the Participation Agreement entered into Mr. Vivek Paul.

@	Commission by way of a predetermined percentage of profits — Mr. Azim H. Premji @ 0.1% of the incremental profits, Mr. Vivek Paul — 0.3% of the profits for the year and in case of non executive Directors the aggregate commission payable to individual Director is not to exceed 1% of the profits of the Company.

#	Ceased to be the Director with effect from 1.8.2005.

Shareholdings in the Company of the Non-Executive Directors

Name	Number of Equity Shares held	% of Total Paid-up Equity Capital
N. Vaghul	Nil	Nil
B.C. Prabhakar	3000	0.00
Jagdish N. Sheth	Nil	Nil
Ashok Ganguly	Nil	Nil
P.M. Sinha	20,000	0.00
Para 5. Shareholders & Investors Grievance Committee:
i.	Name of non-executive Director heading the committee

ii.	Name and designation of compliance officer

iii.	Number of shareholders’ complaints received so far

iv.	Number not solved to the satisfaction of shareholders

v.	Number of pending complaints

WIPRO LIMITED

Brief description of the terms of reference
The Shareholders’/Investors’ Grievance & Administrative Committee administers the following :
—	Transfer of shares

—	Transmission of shares

—	Issuance of duplicate share certificates as and when required

—	Shareholders’/investors’ Grievance issues from time to time and redress the same

—	Opening/closure of Company’s Bank accounts

—	Grant and revocation of general, specific and banking powers of attorney
Apart from the above, the Committee is also delegated by the Board to administer the following :
—	consider and approve allotment of equity shares pursuant to exercise of stock options

—	setting up branch offices and other administrative matters as may be required from time to time

—	such other activities resulting from statutory amendments/modifications from time to time.

i.	Composition and name of the Chairman

The composition of the Shareholders’/Investors’ Grievances & Administrative Committee is as follows :

Mr. B.C. Prabhakar — Chairman

Mr. Azim H. Premji — Member

During the financial year 2005-06, the Shareholders’/Investors’ Grievances & Administrative Committe met for four times. All the members were present at each of the meetings.

ii.	Name and Designation of Compliance Officer

The Compliance Officer as per the requirements of the Listing Agreement is Mr. V Ramachandran, Company Secretary.

iii.	to v. Details of queries/complaints received and resolved during the year 2005-06
Complaints

Sl. No.	Nature of Complaints	Received	Redressed	Pending
1.	Non receipt of Share certificate lodged for transfer	0	0	0
2.	Non receipt of Dividend Warrants	288	288	0
3.	Non receipt of dividend warrant after validation	0	0	0
4.	Non receipt of share certificate lodged for split	0	0	0
5.	Non receipt of duplicate share certificate	0	0	0
6.	Letters from SEBI/Stock Exchanges	3	3	0

	Total	291	291	0

Requests :

Sl. No.	Nature of Complaints	Received	Redressed	Pending
1.	Request of Dividend Warrant for revalidation	315	315	0
2.	Request for mandate correction on dividend Warrants	0	0	0
3.	Request for duplicate Dividend Warrant	3	3	0
4.	Request for copy of Annual Report	36	36	0
5.	Request for TDS certificate	0	0	0
6.	Request for exchange of split Share Certificates	0	0	0

	Total	354	354	0

(*) The Company has also responded to the queries/clarification sought by the Stock Exchanges on various market related information like      clarifications on market rumours, etc from time to time. These responses have not been included in the information furnished in the above      table.

WIPRO LIMITED

Para 6. General Body meetings :
i.	Location and time, where last three AGMs held.

ii.	Whether any special resolutions passed in the previous 3 AGMs

iii.	Whether any special resolution passed last year through postal ballot — details of voting pattern

iv.	Person who conducted the postal ballot exercise

v.	Whether any special resolution is proposed to be conducted through postal ballot

vi.	Procedure for postal ballot

i.	Location and Time of last three Annual General Meeting (AGM) :
The location and time of the last three AGMs are as follows :

Year	Location	Date	Time
2002-03	Doddakannelli, Sarjapur Road, Bangalore	July 17, 2003	4.30 pm
2003-04	Doddakannelli, Sarjapur Road, Bangalore	June 11, 2004	4.30 pm
2004-05	Doddakannelli, Sarjapur Road, Bangalore	July 21, 2005	4.30 pm
Generally, all the resolutions in the Annual General Meeting are passed by show of hands.

ii. Details of special resolutions passed in the previous three AGMs :

Number of Special
Date of the AGM	Resolutions passed		Details of the Special Resolution

July 17, 2003	1	1.	Approval for formulation of a new Employee Stock Option Plan — 2003

June 11, 2004	5	1.	Amendment to the Articles of Association of the Company pursuant to increase in the Authorized Share Capital

		2.	Capitalisation of General Reserve and Issue of Bonus Shares

		3.	Approval for delisting from certain Stock Exchanges

		4.	Approval for issue of shares pursuant to an ADS Restricted Stock Unit Plan 2004 linked to ADRs/GDRs/Securities

		5.	Approval for issue of shares pursuant to Restricted Stock unit Plan 2004 linked to Equity Shares

July 21, 2005	3	1.	Amendment to the Articles of Association of the Company pursuant to increase in the Authorized Share Capital

		2.	Approval for issue of shares pursuant to Restricted Stock unit Plan 2005 linked to Equity Shares

		3.	Capitalisation of General Reserve and Issue of Bonus Shares
Details of special resolutions passed at the Court convened Extraordinary General Meeting of the Company

Date of the Court
Convened Meeting	Detail of the Resolution

July 21, 2005	Approval for the Scheme of Amalgamation of Wipro BPO Solutions Limited with Wipro Limited

July 21, 2005	Approval for the Scheme of Amalgamation of Spectramind Limited, Mauritius and Spectramind Limited, Bermuda with Wipro Limited.
iii.	Special Resolution passed during the financial year 2005-06 thorough the Postal ballot Procedure and the procedure of the passing of resolution thorough Postal ballot

Special Resolution was passed under Section 17 read with Section 192A of the Companies Act, 1956 and Companies (Passing of Resolutions by Postal Ballot) Rules, 2001 for getting the consent of the Shareholders for alteration in the Objects Clause of the Memorandum of Association.

iv.	Person who conducted the Postal Ballot Exercise

Mr. V Sreedharan, Practicing Company Secretary, Bangalore as Scrutinizer conducted the Postal ballot exercise.

WIPRO LIMITED

v.	Postal Ballot during the current year :

For the financial year 2006-07, if resolutions are to be conducted through the Postal Ballot procedure, those will be taken up at the appropriate time.

vi.	Procedure of Postal Ballot:

A Postal Ballot Form was sent to all the Shareholders along with Notice dated May 31, 2005 and the Explanatory Statement pursuant to Section 173(2) of the Companies Act, for obtaining the approval of the Members.

The Board of Directors appointed Mr. V. Sreedharan, Practicing Company Secretary, Bangalore as Scrutiniser for conducting the Postal ballot process.

Members were requested to carefully read the instructions appearing in the Postal Ballot Form record their assent or dissent therein and return said Form duly completed, in original, in the attached postage pre-paid envelop so as to reach the Scrutiniser on or before July 19, 2005.

Upon the receipt and completion of the scrutiny of the Forms, the Scrutinizer submitted his report to the Chairman of the Board.

As specified in the Notice the results of the Postal Ballot were announced by the Chairman of the Company on July 21, 2005 at the Registered Office of the Company at Doddakannelli, Sarjapur Road, Bangalore — 560 035

The results of the Postal Ballot are also put on the Company’s website : - www.wipro.com/investor/corpinfo

Summary of the results announced by the Chairman of the Company on July 21, 2005 on the Postal Ballot Forms received with respect to amendment to Objects Clause of the Memorandum and Articles of Association of the Company is as follows :

		No. of Postal	No. of	% of total paid-
Particulars		ballot forms	Shares	up Equity Capital

(a)	Total postal ballot forms received	4116	582744931	82.79%
(b)	Less : Invalid postal ballot forms (as per register)	51	1409512	0.20%
(c)	Net valid postal ballot forms (as per register)	4065	581335419	82.59%
(d)	Postal ballot forms with assent for the Resolution	4045	577146812	82.00%
(e)	Postal ballot forms with dissent for the Resolution	20	2333	0.00%
(f)	No. of shares for which no votes cast	N.A.	4186274	0.59%
Para 7. Disclosures :
i.	Disclosures on materially significant related party transactions that may have potential conflict with the interests of company at large.

ii.	Details of non-compliance by the Company, penalties, strictures imposed on the Company by Stock Exchange or SEBI or any statutory authority, on any matter related to capital markets, during the last three years.

iii.	Whistle Blower policy and affirmation that no personnel has been denied access to the audit committee.

iv.	Details of compliance with mandatory requirements and adoption of the nonmandatory requirements of this clause

i.	Disclosure of materially significant related party transactions having a potential conflict of interest

During the year 2005-06, no transactions of material nature had been entered into by the Company with the Management or their relatives that may have a potential conflict with interest of the Company. None of the Non-Executive Directors have any pecuniary material relationship or transaction with the Company for the year ended March 31,2006 and has given undertakings to that effect.

In the opinion of the Board, the transactions during the year 2005-06 between the Holding Company and its subsidiaries have been done at arms length and are duly recorded in the Register of Contracts maintained by the Company pursuant to Section 301 of the Companies Act, 1956.

ii.	Details of non-compliance by the company, penalties, strictures imposed on the company by Stock Exchange or SEBI or any statutory authority, on any matter related to capital markets, during the last three years

The Company has complied with the requirements of the Stock Exchange or SEBI on matters related to Capital Markets, as applicable.

iii.	Whistle Blower policy and affirmation that no personnel has been denied access to the Audit Committee.

The Company has adopted an Ombudsprocess which is a channel for receiving and rederessing of employees’ complaints. The details of the same are given below in item 7 under the details of Non mandatory requirements. No personnel of the Company has been denied access to the Audit Committee.

WIPRO LIMITED

iv.	Details of compliance with mandatory requirements and adoption of the non-mandatory requirements of this clause

Your Company has complied with all the mandatory requirements of the Clause 49 of the Listing Agreement. The details of these compliances have been given in the relevant sections of this Report. The status on compliance with the Non mandatory requirements are given at the end of the Report.
Para 8- Means of communication.
i.	Quarterly results

ii.	Newspapers wherein results normally published

iii.	Any website, where displayed

iv.	Whether it also displays official news releases; and

v.	The presentations made to institutional investors or to the analysts.

i.	Quarterly results

The Company’s Quarterly, Half yearly and Annual results as well as copies of the Press Releases and Company Presentations are released and also displayed on the following web-sites at www.wipro.com

ii.	Newspapers wherein results normally published

The financial results are published in the following newspapers :

❖ The Business Standard/Financial Express

❖ Kannada Prabha

iii.	Any website, where displayed

The results are displayed on the Company’s web-sites at www.wipro.com

iv.	Whether it also displays official news releases

Yes; The Web site also displays the Official news releases.

v.	The presentations made to institutional investors or to the analysts

Presentations made to institutional investors or to the analysts are also displayed on the Company’s website.
Para 9- General Shareholder information :
i.	AGM : Date, time and venue

The forthcoming Annual General Meeting of the Company will be held on July 18, 2006 at 4.30 pm at Wipro Campus, Cafetaria Hall EC-3, Ground Floor, Opp. Tower 8, No. 72, Keonics Electronic City, Hosur Road, Bangalore — 561 229.

ii.	Financial year

Financial Year is April 1, 2006 — March 31, 2007 and quarterly results will be declared as per the following schedule.

Tentative schedule

Financial reporting for the quarter ending June 30, 2006	Second fortnight of July 2006

Financial reporting for the half year ending September 30, 2006	Second fortnight of October 2006

Financial reporting for the quarter ending December 31, 2006	Second fortnight of January 2007

Financial reporting for the year ending March 31, 2007	Second fortnight of April 2007

Annual General Meeting for the year ending March 31, 2007	Second fortnight of July 2007
iii.	Date of Book closure

Company’s register of members and share transfer books will remain closed from July 1, 2006 to July 18, 2006 (both days inclusive) to determine the entitlement of shareholders to receive the final dividend as may be declared for the year ended March 31, 2006.

iv.	Dividend Payment Date

Dividend on equity shares as recommended by the Directors for the year ended March 31, 2006, when declared at the meeting, will be paid on or before August 17, 2006;
(i)	To those members whose names appear on the Company’s register of members, after giving effect to all valid share transfers in physical form lodged with M/s Karvy Computershare Private Limited, Registrar and Share Transfer Agent of the Company on or before June 30, 2006.

WIPRO LIMITED

(ii)	In respect of shares held in electronic form, to those “deemed members” whose names appear in the statements of beneficial ownership furnished by National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL) as at the opening hours on July 1, 2006.
v.	Listing on Stock Exchanges

Your Company’s securities are listed on the following stock exchanges as of March 31, 2006 :

Equity Shares	American Depository Receipts (ADRs)

Bombay Stock Exchange Limited	New York Stock Exchange
Phiroze Jeejeebhoy Towers, Dalai Street	60 Wall Street
Mumbai 400 023	New York.

National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor,
Plot No.C/l.G Block
Bandra East, Mumbai 400 051
Listing fees for the year 2005-06 have been paid to the Indian Stock Exchanges and the listing fees to New York Stock Exchange for listing of ADRs has been paid for the calendar year 2006.
vi.	Stock Code

Stock Exchange	Code

The Stock Exchange, Mumbai	Wipro
National Stock Exchange of India Ltd.	Wipro
New York Stock Exchange (ADRs)	WIT
ISIN number for equity shares	INE 075A01022
ADR Cusip No.	97651M109
vii.	and viii. Market Price Data: High, Law during each month in last financial year and performance vis a vis broad-based indices such as BSE Sensex, CRISIL index etc.
Table 1

						Wipro price		S&P CNX Nifty
	Price in NSE			S&P CNX Nifty		movement vis-a-vis		Index movement
Month	during each		Volumes	Index during each		previous month		vis-a-vis previous
(2005-06)	month (*)		Traded	month		High/Low (%)		months (%)
	High	Low		High	Low	High %	Low %	High %	Low %

April	348.00	285.00	16300347	2084.90	1896.30	94.70	91.32	95.51	94.48
May	367.00	272.00	10725621	2099.35	1911.00	105.46	95.44	100.69	100.78
June	388.00	341.27	14570059	2226.15	2061.35	105.72	125.47	106.04	107.87
July	380.00	345.20	11303937	2293.95	2171.25	97.94	101.15	103.05	105.33
August	374.75	350.00	13298058	2426.65	2294.25	98.62	101.48	105.78	105.66
September	384.95	351.00	22536205	2633.90	2382.90	102.72	100.20	108.54	103.86
October	413.80	355.75	25775201	2669.20	2307.45	107.49	101.35	101.34	96.83
November	450.00	357.50	22864303	2727.05	2366.80	108.75	100.49	102.17	102.57
December	470.00	385.00	28272163	2857.00	2641.95	104.44	107.69	104.77	111.63
January	548.00	385.00	24248618	3005.10	2783.85	116.60	100.00	105.18	105.37
February	545.40	488.25	22318620	3090.30	2928.10	99.53	126.82	102.84	105.18
March	585.90	483.65	24567278	3433.85	3064.00	107.43	99.06	111.12	104.64

(*) Price adjusted for 1 bonus share for every 1 share made by the Company in August 2005.

     Stock Market Data relating to American Depository Shares (ADS)
     Table 2

			NYSE TMT Index	Wipro ADS price
		Wipro ADS price in	movement (%) vis-	movement (%) vis-
	NYSE TMT Index during	NYSE during each	a-vis previous month	a-vis previous
Month (2005-06)	each month closing ($)	Month closing ($) (*)	closing	month closing

April	4940.49	9.23	96.15	90.49
May	5051.33	10.46	102.24	113.33
June	5037.04	10.43	99.72	99.71
July	5251.64	10.2	104.26	97.79
August	5280.44	9.91	100.55	97.16
September	5315.38	10.36	100.66	104.54
October	5159.76	10.19	97.07	98.36
November	5253.31	11.00	101.81	107.95
December	5220.24	11.95	99.37	108.64
January	5358.08	14.85	102.64	124.27
February	5368.29	13.89	100.19	93.54
March	5556.26	14.87	103.50	107.06

(*) Price adjusted for 1:1 stock dividend made by the Company in August 2005.

WIPRO LIMITED

Table 3
ADS Premium movement during the year 2005-06

WIPRO LIMITED
ix.	Registrar and Transfer Agents

The Board has delegated the power of share transfer to Registrar and Share Transfer Agents for processing of share transfers to Karvy Computershare Pvt. Ltd. Their complete address is as follows :

Karvy Computershare Pvt. Ltd.	Karvy Computershare Pvt. Ltd.
51/2, Vanivilas Road	Karvy House
T K N Complex	6, Avenue 4,
Basavangudi	Banjara Hills
Bangalore	Hyderabad
Tel : 080 - 2661 3400	Tel No. : 040-23312454
080 - 2662 1192/93	040-23320751/752/251
Fax : 080 - 2662 1169 Email : kannans@karvy.com	Fax No. : 040 - 23311968, 23313049
The turnaround time for completion of transfer of shares in physical form is generally less than 7 days from the date of receipt, if the documents are clear in all respects. We have internally fixed turnaround times for closing the queries/complaints received from the shareholders.
ADS Depository & Custodian
The Depository for our ADS is JP Morgan Chase Bank, USA. Their complete address is :
JP Morgan Chase Bank
60, Wall Street
New York, NY 10260
Tel : 001-(212) 648-3208
Fax : 001-(212) 648-5576
The Custodian for our ADS in India is ICICI Bank Limited. Their complete address is :
ICICI Bank Limited
Bandra Kurla Complex
Bandra East
Mumbai 400 051
Tel : 91-22-26531414
Fax : 91-22-26531165
x.	Share Transfer System

The Board has delegated the power of share transfer to Registrar and Share Transfer Agents for processing of share transfers to Karvy Computershare Pvt. Ltd., Registrars of the Company at the address given above.

xi.	Distribution of shareholding and categories of Shareholders

	March 31, 2006				March 31, 2005
	No. of	% to			No. of	% to
	share-	share	No. of	% to total	share	share	No. of	% to total
Category	holders	holders	shares	equity	holders	holders	shares	equity

0-500	147,014	94.34	10,544,227	0.74	93,674	95.39	4601,710	0.65
501-1000	3,665	2.35	2,642,638	0.19	1,585	1.61	1,150,478	0.16
1001-2000	1,792	1.15	2,639,535	0.19	1,068	1.09	1,546,669	0.22
2001-3000	850	0.55	2,216,981	0.16	512	0.52	1,293,547	0.18
3001-4000	387	0.25	1,377,967	0.10	223	0.23	782,804	0.11
4001-5000	323	0.21	1,469,217	0.10	169	0.17	762,235	0.11
5001-10000	760	0.49	5,403,388	0.38	323	0.33	2,292,145	0.33
10001-50000	641	0.41	13,080,273	0.92	377	0.38	8,452,888	1.20
50001-100000	123	0.08	8,674,643	0.61	93	0.09	6,464,447	0.92
100001-5000000	252	0.16	117,357,552	8.23	157	0.16	82,025,252	11.66
Above 5000001	25	0.02	1,260,347,846	88.40	17	0.02	594,198,347	84.55
Total	155,832	100.00	1,425,754,267	100	98,198	100	703,570,522	100

* The above figures for 2006 reflect the issue of bonus shares made by the Company in the ratio 1:1 in August 2005.

WIPRO LIMITED

Categories of Shareholders

		31-Mar-06		31-Mar-05
		No. of	% of	No. of	% of
	Category	Shares held	Holding	Shares held	Holding

A	PROMOTERS HOLDING
	Promoters
	Indian Promoters
	Promoter in his capacity as partner of Partnership Firms	975,520,800	68.42	487,760,400	69.33
	Promoter in his capacity as Director of Private Limited companies	128,137,800	8.99	68,238,900	9.70
	Promoter in his individual capacity	56043060	3.93	28,021,530	3.98
	Promoter Director’s Relatives	1,434,600	0.10	717,300	0.10
	Foreign Promoters	Nil		Nil
	Persons acting in concert	Nil		Nil
	Sub Total	1,161,136,260	81.44	584,738,130	83.11
B	NON PROMOTER HOLDING INSTITUTIONAL INVESTORS
	Mutual funds and UTI	8161139	0.57	2,838,324	0.40
	Banks, Financial Institutions, Insurance Companies (Central/State Government Institutions/Non Government Institutions)	14,024,057	0.98	7,104,093	1.01
	FIIs	66,695,330	4.68	26,765,230	3.80
	Sub Total	88,880,526	6.23	36,707,647	5.22
C	OTHERS
	Private Corporate Bodies	33,197,511	2.33	12,243,732	1.74
	Indian Public	98,080,601	6.88	48,184,857	6.85
	NRIs	14,944,157	1.05	7,344,547	1.04
	Directors and Relatives	23,000	0.00	26,700	0.00
	Trusts	8,007,415	0.56	4,036,484	0.57
	ADRs	21,484,797	1.51	10,288,425	1.46
	Sub total	175,737,481	12.33	82,124,745	11.67
	GRAND TOTAL	1,425,754,267	100.00	703,570,522	100.00

* The above figures for 2006 is after considering the effect of the issue of bonus shares made by the Company in the ratio 1:1 in August 2005.
xii.	Dematerialisation of shares and liquidity

Over 96% of outstanding equity has been dematerialised upto March 31, 2006.

xiii.	Outstanding GDRs/ADRs/Warrants or any Convertible instruments, conversion date and likely impact on equity

As of March 31, 2006, there are no outstanding warrants or convertible instruments. Outstanding ADRs as of March 31, 2006 is : 21,484,797. Each ADR represents one underlying Equity Share.

WIPRO LIMITED

xiv.	Plant Locations

The addresses of the Company’s Software Development Facilities are located at :

S. No.	Address	City

1	Sigma Infotech Park, Whitefield	Bangalore
2	S B Towers, 88, M G Road	Bangalore 560 001
3	608-610, Carlton Towers, No. 1 Airport Road	Bangalore 560 001
4	Information Technology Park, Whitefield	Bangalore 560 066
5	271-271A, Sri Ganesh Complex, Hosur Main Road	Bangalore 560 068
6	26, Sri Chamundi Complex, Madivala II, Bommanahalli, Hosur Main Road	Bangalore 560 068
7	No. l, 2, 3, 4 and 54/1, Survey No. 201/C, Madivala III	Bangalore 560 068
8	No. l, 2, 3, 4 and 54/1, Survey No. 201/C, Madivala III (Research & Development)	Bangalore 560 068
9	No. l, 2, 3, 4 and 54/3, Survey No. 201/C, Madivala IV,	Bangalore 560 068
10	3rd Floor, Ahmed Plaza, No.38/l&2, Bertenna Agrahara, Hosur Main Road	Bangalore 560 068
11	Subramanya Arcade, Bannergatta Main Road	Bangalore
12	K-312, Koramangala Industrial Layout	Bangalore 560 095
13	V Block, Koramangala	Bangalore 560 095
14	Electronics City 1 - No. 72, Keonics Electronic City, Hosur Road	Bangalore 561 229
15	Electronics City - II, Tower IV, No. 72, Keonics Electronic City, Hosur Road	Bangalore 561 229
16	No.92, 2nd Main Road, KEONICS Electronic City - SIRI	Bangalore 561 229
17	S.No.70/1, 2, 3, 4(P) & 84/1, 2, 3, 4(P) Doddathogur Village, Begur Hobli	Bangalore 561 229
18	Capitale, 552 & 555, Anna Salai, Teynampet	Chennai
19	475 A, Shollinganallur, Old Mahabalipuram Road (CDC-III)	Chennai 600 019
20	111, Mount Road, Guindy	Chennai 600 032
21	No. 105, Guindy, Mount Road	Chennai-600 032
22	Infotech Park, SDF Building, 4th Floor, Kusumagiri, Kakkanad	Cochin
23	Infotech Park, 4th Floor, Vismaya Building, Kakkanad	Cochin
24	239, Okhla Industrial Estate	Delhi
26	Plot No.27/28, Phase IV, Udyog Vihar	Gurgaon 122 016
27	Plot No. 281, Phase II, Udyog Vihar, Gurgaon	Haryana 122 106
28	No. 480-481, Udyog Vihar, Phase-III, Gurgoan	Haryana-122 015
29	S.No. 203/1, Manikonda Jagir Village, Rajendranagar Mandal, RR District	Hyderabad
30	Survey Nos. 64, Serilingampali Mandal, Madhapur	Hyderabad 500 033
31	Queens Plaza, S P Road,	Hyderabad 500 033
32	Plot No. 1, 7, 8 & 9, Block-DM, Sector-V, Saltlake,	Kolkata-700 091
33	146/147, Mettagalli Industrial Area, Mettagalli	Mysore
34	Vashi, Navi Mumbai	Mumbai
35	Plot No.2, MIDC, Infotech Park, Hingewadi	Pune 411 027
36	1-8-448, Lakshmi Buildings, S P Road, Begumpet	Secunderabad 500 016

WIPRO LIMITED

S. No.	Address	City
37	Web Campus, Kaistrasse, 101 Kiel 24114	Germany
38	Haninge, Stockholm	Sweden
39	Top Floor, Kings Court, 185, Kings Road Reading RG 14 EX	United Kingdom
40	Chrysler Building, 6th Floor, 1 Riverside Drive West	Windsor ONN5A5K4,
Canada
b.	The Company’s manufacturing facilities are located at :

Sl. No.	Address	City
1	P O Box No. 12, Dist. Jalgaon	Amalner 425 401
2	L-8, MIDC, Waluj	Aurangabad 431 136
3	105, Hootagalli Industrial Area	Mysore 571 186
4	Thirubhuvanai	Pondicherry 560 058
5	120/1, Vellancheri,	Guduvanchery 603 202
6	Plot No.4, Anthrasanahalli Industrial Area	Tumkur 572 106
7.	Baddi Industrial Area, Baddi	Uttaranchal
xv.	Address for correspondence

The address for correspondence : Wipro Limited, Doddakannelli, Sarjapur Road, Bangalore 560 035, Karnataka, India. Shareholders/ADR holders can contact the following officials for Secretarial matters relating to the Company.

Name	Telephone Number	Email id	Fax No.
V. Ramachandran	91-080-28440011-Extn. 6185	ramachandran.venkatesan@wipro.com	91-080-28440051
91-080-28440229 (Direct)
G. Kothandaraman	91-080-28440011 Extn. 6183	kothandaraman.gopal@wipro.com	91-080-28440051
91-080-28440078 (Direct)
As regards financial matters relating to the Company, investors/analysts can contact the following officials :

Name	Telephone Number	Email id	Fax No.
Rajesh Ramaiah	91-080-28440011-Extn 6186	rajesh.ramaiah@wipro.com	91-080-28440051
91-080-28440079 (Direct)
R. Sridhar	001 408 242 6285	sridhar.ramasubbu@wipro.com	001-650 316 3467
xvi.	Other Information

a.	Awards and Rating

The Company has been provided with the highest rating of Stakeholder Value and Corporate Governance Rating Practices 1 (called SVG 1), by ICRA Limited, a rating agency in India being an associate of Moody’s. This rating implies that the Company belongs to the Highest Category on the composite parameters of stakeholder value creation and management as also Corporate Governance practices.

WIPRO LIMITED

b.	Share capital history

History of IPO/Private placement/Bonus issues/Stock split/Allotment of shares pursuant to exercise of stock options

			Face Value	Shares Allotted		No. of	Total paid up
Type of	Year of		of Shares		Nominal	Shares	Capital
Issue	Issue	Ratio	(Rs.)	Number	Value	Total	(Rs.)
IPO	1946		100/-	17,000	1,700,000	17,000	1,700,000
Bonus issue	1971		100/-	5,667	566,700	22,667	2,266,700
Bonus issue	1980	1:1	100/-	22,667	2,266,700	45,334	4,533,400
Private placement	1983		100/-	1,500	150,000	46,484	4,683,400
Bonus issue	1985	1:1	100/-	46,484	4,683,400	92,168	9,216,800
Bonus issue	1987	1:1	100/-	92,168	9,216,800	184,336	18,433,600
Bonus issue	1990	1:1	10/-	1,843,360	18,433,600	3,686,720	36,867,200
Bonus issue	1992	1:1	10/-	3,686,720	36,867,200	7,373,440	73,734,400
Issue of shares pursuant to merger of Wipro Infotech Limited and Wipro Systems Limited with the Company	1995	1:1	10/-	265,105	2,651,050	7,638,545	76,385,450
Bonus issue	1995	1:1	10/-	7,638,545	76,385,450	15,277,090	152,770,900
Bonus issue	1997	2:1	10/-	30,554,180	305,541,800	45,831,270	458,312,700
Stock split	1999	5:1	2/-	45,831,270	458,312,700	229,156,350	458,312,700
ADR	2000	1:1	$41,375	3,162,500	6,325,000	232,318,850	464,637,700
Allotment of equity	On various dates
shares pursuant to	(Upto the record
exercise of stock	date for issue of
options	bonus shares in
	the year 2004)		2/-	496,780	993,560	232,815,630	465,631,260
Bonus issue	2004	2:1	2/-	465,631,260	931,262,520	698,446,980	1,396,893,780
Allotment of equity	On various dates
shares pursuant to	(Upto March
exercise of stock	31, 2005)
options			2/-	5,171,673	10,343,346	703,570,522	1,407,141,044
Allotment of equity	On various dates
shares pursuant to	(Upto the record
exercise of stock	date for issue of
options	bonus shares in
	the year 2005)		2/-	2,323,052	4,646,104	705,893,574	1,411,787,148
Bonus issue	2005	1:1	2/-	705,893,574	1,411,787,148	14,11,787,148	2,823,574,296
Allotment of equity	On various dates
shares pursuant to	(After the bonus
exercise of stock	issue and upto
options	March 31, 2006)		2/-	13,967,119	27,934,238	1,425,754,267	2,851,508,534
c.	Electronic Clearing Service/mandates/bank details

The members may please note that Electronic Clearing Service details contained in the Benpos downloaded from the Depositories would be reckoned for payment of dividend. Shareholders desirous of modifying those instructions may write to the Company’s Registrar and Share Transfer Agent, M/s. Karvy Computershare Pvt. Ltd., Hyderabad (for shares held in physical form) or to their respective Depository Participants (for shares held in electronic form).

d.	Nomination in respect of shares held in physical form

The Companies Act, 1956 provides facility for making nominations by shareholders in respect of their holding of shares. Such nomination greatly facilitates transmission of shares from the deceased shareholder to his/her nominee without having to go

WIPRO LIMITED

through the time consuming process of obtaining Succession Certificate/Probate of the Will, etc. It would, therefore, be in the best interest of the shareholders holding shares in physical form registered as sole holder to make such nominations.

e.	Unclaimed dividends

Under the Companies Act, 1956, dividends that are unclaimed for a period of seven years is required to be transferred to the Investor Education and Protection Fund administered by the Central Government.

We give below a table providing the dates of declaration of dividend since 1998-99 and the corresponding dates when unclaimed dividends are due to be transferred to the Investor Education and Protection Fund of the Central Government. The unclaimed amount since 1998-99 as of March 31, 2006 is also provided in the table given below :

	Date of declara-	Last date for claiming	Unclaimed	Due date for transfer to Investor
Financial Year	tion of dividend	unpaid dividend	amount	Education and Protection Fund
1998-99	July 29, 1999	July 28, 2006	Rs. 43,023	August 27, 2006
1999-2000(Interim)	May 24, 2000	May 23, 2007	Rs. 54,920	June 22, 2007
2000-2001	July 19, 2001	July 18, 2008	Rs. 104,969	August 17, 2008
2001-2002	July 18, 2002	July 17, 2009	Rs. 20,21,600	August 16, 2009
2002-2003	July 17, 2003	July 16, 2010	Rs. 157,123	August 15, 2010
2003-2004	June 11, 2004	June 9, 2011	Rs. 20,95,615	July 8, 2011
2004-2005	July 21, 2005	July 20, 2012	Rs. 12,42,105	August 19, 2011
Separate letters will be sent to the Shareholders who are yet to encash the dividend indicating that dividend yet to be encashed by the concerned shareholder and the amount remaining unpaid will be transferred as per the above dates. Members are requested to utilise this opportunity and get in touch with Company’s Registrar and Share Transfer Agent, M/s. Karvy Computershare Pvt. Limited, Bangalore for encashing the unclaimed dividend standing to the credit of their account.

After completion of seven years as per the above table, no claims shall lie against the said Fund or the Company for the amounts of dividend so transferred nor shall any payment be made in respect of such claims.

f.	Secretarial Audit

A qualified practicing Company Secretary has carried out secretarial audit every quarter to reconcile the total admitted capital with National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL) and the total issued and listed capital. The audit confirms that the total issued/paid up capital is in agreement with the aggregate total number of shares in physical form and the total number of dematerialized shares held with NSDL and CDSL.

g.	Compliance

The certificate dated April 10, 2006 obtained from Mr. V Sreedharan, Practicing Company Secretary is given at page no. 43 of the Annual Report.

h.	Code of Conduct

In the present business environment that is growing in speed with business complexities and global breadth, the employees of the Company will be confronted with grey areas in which the right and wrong things are not clearly defined and recognizable. In order to make the employees of the Company knowledgeable and committed to follow integrity, to outline the Company’s values & principles and to set out the standards of professional and ethical behaviour expected of the employees in the organisation, the Board of Directors of your Company has laid down Code of Business Conduct and Ethics.

Our Code of Business Conducts and Ethics states that the employees will be fair, honest, truthful, reliable and upright in whatever they do. Simply put, this means choosing the right things and doing it. The Code will ensure that the employees must not only have personal integrity in doing the right things but also be aware of them and confirm that they are responsible for. Code of Business Conduct and Ethics is available on Company’s website (www.wipro.com/Investors/Corpinfo).

The Affirmation of Compliance to the code has been made by the Board members and senior Management of the Company.
ANNUAL DECLARATION BY CEO PURSUANT TO CLAUSE 49(I)(D)(ii) OF THE INDIAN STOCK
EXCHANGE LISTING AGREEMENT
As the Chief Executive Officer of Wipro Limited and as required by Clause 49(I)(D)(ii) of the Indian Stock Exchange Listing Agreement, I hereby declare that all the Board members and senior management personnel of the Company have affirmed compliance with the Company’s Code of Business Conduct and Ethics for the Financial year 2005-06.
Sd/-
Azim H. Premji
Chief Executive Officer
Date : June 20, 2006

WIPRO LIMITED

Corporate Governance Report forming part of the Directors’ Report of Wipro Limited for the year ended 31 March, 2006 pursuant to Annexure I D (Non mandatory requirements) read with Para VI of Clause 49 of the Listing Agreement entered into with the Stock Exchanges in India.
(1)	The Board

A non-executive Chairman may be entitled to maintain a Chairman’s office at the Company’s expense and also allowed reimbursement of expenses incurred in performance of his duties.

Independent Directors may have a tenure not exceeding, in the aggregate, a period of nine years, on the Board of a company.

Compliance Status :

Our Chairman is the Chief Executive of the Company and hence this requirement is not applicable.

(2)	Remuneration Committee
i.	The Board may set up a remuneration committee to determine on their behalf and on behalf of the shareholders with agreed terms of reference, the Company’s policy on specific remuneration packages for Executive Directors including pension rights and any compensation payment.

ii.	To avoid conflicts of interest, the remuneration committee, which would determine the remuneration packages of the executive Directors may comprise of at least three Directors, all of whom should be Non-Executive Directors, the Chairman of committee being an independent Director.

iii.	All the members of the remuneration committee could be present at the meeting.

iv.	The Chairman of the remuneration committee could be present at the Annual General Meeting, to answer the shareholder queries. However, it would be up to the Chairman to decide who should answer the queries.
Compliance Status :

With effect from July 21, 2005, the Directors of your Company have constituted Board Governance & Compensation Committee which complies with all the requirements of the Remuneration Committee. Prior to July 21, 2005, Compensation & Benefits Committee was existing as a separate committee and performed the functions of Remuneration Committee. The details of Board Governance & Compensation Committee are included in item Para 4 of Mandatory requirements in this Report. The Chairman of the Board Governance and Compensation Committee was present at the Annual General Meeting held on July 21, 2005 to answer the shareholders queries.

(3)	Shareholder Rights

A half-yearly declaration of financial performance including summary of the significant events in last six-months, may be sent to each household of shareholders.

Compliance Status :

The quarterly, half-yearly declaration of financial performance including summary of the significant events on a periodic basis, are posted on the Company’s website (www.wipro.com). However, we will evaluate and explore possibilities of sending a six monthly report to each of the Shareholders.

(4)	Audit qualifications

Company may move towards a regime of unqualified financial statements.

Compliance Status :

The Financial Statements of the Company do not have any audit qualifications.

(5)	Training of Board Members

A company may train its Board members in the business model of the company as well as the risk profile of the business parameters of the company, their responsibilities as Directors, and the best ways to discharge them.

Compliance Status :

New Director Orientation

The Company has in place an orientation process for new Directors that includes background material, visits to Company facilities, and meetings with senior management to familiarise the Director with the Company’s strategic and operational plans, key issues, Corporate Governance, Code of Business Conduct and Ethics, its principle officers, risk management, compliance programs and its internal and independent auditors. In addition, new members to a Committee will be provided information relevant to the Committee and its role and responsibilities

Continuing Director Education

The Board believes that it is appropriate for the Directors, at their discretion, to have access to education programmes related to their duties as Director on an on going basis to enable them to perform their duties better and to recognise and to deal appropriately with the issues that arise. The views of the Directors will be obtained from time to time for the areas in which the Directors would like to get more information.

WIPRO LIMITED

(6)	Mechanism for evaluating non-executive Board Members

The performance evaluation of non-executive Directors could be done by a peer group comprising the entire Board of Directors, excluding the Director being evaluated; and Peer Group evaluation could be the mechanism to determine whether to extend/ continue the terms of appointment of non-executive Directors.

Compliance Status :

The Board of Directors of the Company have put in place an effective mechanism for evaluating performance on a continuing basis which includes an assessment of the effectiveness of the full Board, the operations of Board Committees and the contributions of individual Directors.
1.	Group Performance

The Board Governance and Compensation Committee shall sponsor and oversee an annual performance evaluation of the Board to determine whether it is functioning effectively. This evaluation focuses on the performance of the Board as a whole, concentrating on areas where performance might be improved. The Board shall administer an annual self-evaluation of the performance of the Board as a whole and the Committees of the Board and reporting its conclusion and recommendation to the Board.

2.	Individual Performance

The Board Governance and Compensation Committee also administers an annual performance evaluation of each Director, with consideration being given to skills and expertise, group dynamics, core competencies, personal characteristics, accomplishment of specific responsibilities, attendance and participation. Such an evaluation process may also include self/peer evaluation of each Director.
(7)	Whistle Blower Policy

The Company may establish a mechanism for employees to report to the management concerns about unethical behaviour, actual or suspected fraud or violation of the Company’s code of conduct or ethics policy. This mechanism could also provide for adequate safeguards against victimisation of employees who avail of the mechanism and also provide for direct access to the Chairman of the Audit committee in exceptional cases. Once established, the existence of the mechanism may be appropriately communicated within the organisation.

Compliance Status :

The Company has adopted an Ombudsprocess policy wherein it has established procedures for receiving, retaining and treating complaints received, and procedures for the confidential and anonymous submission by employees of complaints regarding possible violations of the code of conduct and ethics.

Under this policy, our employees are encouraged to report questionable accounting matters, any reporting of fraudulent financial or other information, to the stakeholders, any conduct that results in violation of the Company’s Code of Business Conduct and Ethics, to management (on an anonymous basis, if employees so desire). Likewise, under this policy, we have prohibited discrimination, retaliation or harassment of any kind against any employees who, based on the employee’s reasonable belief that such conduct or practice have occurred or are occurring, reports that that information or participates in the investigation. No personnel of the Company has been denied access to the Audit Committee or its Chairman.

The Company’s Ombudsprocess policy is available under the investor relation section on the Company’s website at www.wipro.com
CORPORATE GOVERNANCE COMPLIANCE CERTIFICATE
To the Members of Wipro Limited
I have examined all the relevant records of Wipro Limited (“the Company”) for the purpose of certifying compliance of the conditions of the Corporate Governance under Clause 49 of the Listing Agreement with the Stock Exchanges for the financial year ended March 31, 2006. I have obtained all the information and explanations which to the best of my knowledge and belief were necessary for the purpose of certification.
The compliance of conditions of corporate governance is the responsibility of the Management. My examination was limited to the procedure and implementation process adopted by the Company for ensuring the compliance of the conditions of the corporate governance. This certificate is neither an assurance as to the future viability of the Company nor of the efficacy or effectiveness with which the management has conducted the affairs of the Company.
In my opinion and to the best of my information and according to the explanations given to me, I certify that the Company has complied with the conditions of Corporate Governance as stipulated in the aforesaid Listing Agreement.

(V. Sreedharan)
Bangalore, April 10, 2006	Practising Company Secretary
G.N.R. Complex, Wilson Garden
Bangalore 560 027
FCS 2347; C.P. No. 833

WIPRO LIMITED

COMPLIANCE REPORT WITH THE FINAL CORPORATE GOVERNANCE RULES OF THE NEW YORK STOCK EXCHANGE (NYSE) AS APPROVED BY THE SECURITIES & EXCHANGE COMMISSION ON NOVEMBER 4, 2003, AS AMENDED WITH EFFECT FROM NOVEMBER 3, 2004 AND CODIFIED IN SECTION 303A OF THE NYSE LISTED COMPANY MANUAL
The New York Stock Exchange’s Board of Directors approved significant changes in its listing standards in 2002, aimed at restoring investor confidence by strengthening corporate governance practices. Companies listed on the NYSE must comply with these Corporate Governance standards which are codified in Section 303A of the NYSE Listed Companies Manual. Though some of the requirements are not applicable, the Company presently complies with all the practices.
Listed companies that are foreign private issuers (as such term is defined in Rule 3b-4 of the Securities Exchange Act, 1934, as amended (the “Exchange Act”)) are permitted to follow their home country practice in lieu of the provisions of Section 303A, except that such companies are required to comply with the requirements of Sections 303A.06, 303.A.11 and 303.A.12(b) and (c).
A compliance report on the Corporate Governance Standards as codified in Section 303A of the NYSE Listed Company Manual is presented below as of March 31, 2006 :
1.	Listed companies must have a majority of independent Directors (303A.01)

The Board of our Company comprises of five Independent Non Executive Directors out of a total strength of six Directors.

2(a)	No Director qualifies as “independent” unless the Board of Directors affirmatively determines that the director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organisation that has a relationship with the Company). Companies must identify which Directors are independent disclose the basis for that determinations. (303A.02(a))

Five Directors on the board are independent Directors and satisfy the category of ‘independent Directors’ as per this clause.

2(b)	A director is or has been within the last three years, an employee of the listed company of an immediate family member is, or has been within the last three years, an executive officer, of the listed company. (303A.02(b)(i))

None of our existing independent Directors or their family members has held the office of employment in the Company at any point of time.

2(c)	A Director has received or has an immediately member who has received, during any 12 months period within the last three years, more than $100,000 in direct compensation from the listed Company, other than Director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service) (303A.02(b)(ii)).

None of our independent Directors receive any other direct compensation apart from their directorship and committee fees, pension, or any form of deferred compensation or have ever received such at any point of time.

2(d)	A Director or an immediate family member is a current partner of a firm that is the Company’s internal or external auditor; a director is a current employee of such a firm; a director has an immediate family member who is a current employee of such a firm and who participates in the firm’s audit, assurance of tax compliance (but not tax planning) practice or; a director or an immediately family member was within the last three years (but is no longer) a partner or employee of such a firm and personally worked on the Company’s audit within that time. (303A.029(b)(iii)).

None of our Directors or their immediate family members have ever been affiliated or employed in any capacity by a present or former internal or external auditor of the Company at any point of time and have ever participated in the firm’s audit or assurance of tax compliance practice.

2(e)	A Director or an immediate family member, is or has been within the last three years, employed as an executive officer of another company where any of the listed company’s present Executive Officers at the same time serves or served on Company’s Compensation Committee (303A.02(b)(iv))

None of our Directors or their immediate family members is or has been within the last three years, employed as an Executive Officer of another company where any of the Company’s present Executive Officers at the same time serves or served on that Company’s compensation committee.

2(f)	A Director is a current employee, or an immediate family member is a current Executive Officer, of a Company that has made payments to, or received payments from, the Company for property or services in an amount, which, in any of the last three fiscal years, exceeds the greater of $1 Mn or 2% of such other company’s consolidated gross revenues. (303A.02(b)(v))

None of the Directors is a current employee, nor any of their immediate family member is a current executive officer, has not made payments to, or received payments from, the Company for property or services in an amount, which, in any of the last three fiscal years, exceeds the greater of $1 Mn or 2% of such other company’s consolidated gross revenues.

3.	To empower non-management Directors to serve as a more effective check on management, the non-management Directors of each company must meet at regularly scheduled executive sessions without management. (303A.03)

Non management Directors regularly meet at scheduled executive sessions without management prior to every Board meetings held during the year. The executive sessions were all presided by Mr. N. Vaghul, the lead independent Director.

WIPRO LIMITED

4(a)	Listed companies must have a nominating/corporate governance committee composed entirely of independent Directors. (303A.04(a)).

4(b)	The nominating/corporate governance committee must have a written charter that addresses: (303A.04(b)(i) & (ii))
i.	the committee’s purpose and responsibilities – which, at minimum, must be to: identify individuals qualified to become board members, consistent with criteria approved by the board, and to select, or to recommend that the board select, the Director nominees for the next annual meeting of shareholders; develop and recommend to the board a set of corporate governance principles applicable to the corporation; and oversee the evaluation of the board and management; and

ii.	an annual performance evaluation of the committee

These are complied with. The Board Governance & Compensation committee formed in July, 2005, comprises entirely of three Independent Directors. Prior to July, 2005 the Nomination & Corporate Governance Committee, formed in October 2002 complied with these requirements. The Board Governance & Compensation Committee has the following key deliverables :
-	developing, updating and recommending to the Board a set of corporate governance guidelines applicable to the Company;

-	implementing policies and processes relating to corporate governance principles; and

-	forming policies and procedures to assess the requirements for the induction of new members on the Board and to make recommendations for the same.
Board membership criteria

Board members are expected to possess strong management experience, ideally with major public companies with successful multinational operations, other areas of expertise or experience that are desirable, given the Company’s business and the current membership of the Board, such as expertise or experience in Information Technology businesses, manufacturing, international, financial or investment banking, scientific research and development, senior level government experience and academic administration, personal characteristics matching with the Company’s values, such as integrity, accountability, financial literacy, and high performance standards.

The Board Governance and Compensation Committee (prior to July 21, 2005 the Compensation & Benefits Committee) comprise entirely of Independent Directors which works closely with the Board in identifying, screening, recruiting and recommending Directors for nomination by the Board for election as members of the Board.

Re-appointment of Directors in the Annual General Meeting

Our Articles of Association provide that at least two-thirds of our Directors shall be subject to retirement by rotation. One third of these Directors must retire from office at each annual general meeting of the shareholders. A retiring Director is eligible for re-election.

As per the above provisions, during the year 2005-06, the Board Governance and Compensation Committee has recommended Dr. Jagdish N. Sheth and Mr. P.M. Sinha, Directors who retire by rotation, for re-appointment.

Performance evaluation

The performance evaluation of the members of the Board and its Committees is done by the Board Governance and Compensation Committee (prior to July 21, 2005 by the Nomination & Corporate Governance Committee).
5(a).	Listed companies must have a compensation committee composed entirely of Independent Directors. (303A.05(a))

5(b).	The compensation committee must have a written charter that addresses: (303A.05(b))
(i)	the committee’s purpose – which, at minimum, must be to have direct responsibility to : (303A.05(b)(i))
(A)	review and approve corporate goals and objectives relevant to CEO compensation, evaluate the CEO’s performance in light of those goals and objectives, and either as a committee or together with the other Independent Directors (as directed by the Board), determine and approve the CEO’s compensation level based on this evaluation; and

(B)	make recommendations to the Board with respect to non-CEO executive officer compensation and incentive-compensation and equity based plans that are subject to Board approval; and

(C)	produce a compensation committee report on executive officer compensation as required by the SEC to be included in the listed Company’s annual proxy statement or annual report on Form 10K filed with the SEC;
(ii)	an annual performance evaluation of the compensation committee. (303A.05(b)(ii))

These provisions are complied with. The charter of the Board Governance and Compensation Committee (prior to July 21, 2005 the Compensation & Benefits Committee) of the Board is approved and modified by the Board from time to time. The disclosure with respect to executive officer compensation is provided in Form 20F. The performance evaluation of the Committee is done by the Board Governance and Compensation Committee (prior to July 21, 2005 by the Nomination and Corporate Governance Committee).

The Board also gives appropriate directions to the Committee from time to time.

WIPRO LIMITED

6.	Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act. (303A.06)

This requirement has been complied with. The Company has an Audit Committee that satisfies the requirements of Rule 10A-3 under the Exchange Act.

7(a)	The Audit Committee must have a minimum of three members. (303A.07(a))

The Company’s Audit Committee of the Board comprises of three Independent Directors.

7(b)	In addition to any requirement of Rule 10A-3(b)(1), all audit committee members must satisfy the requirements for independence set out in Section 303A.02. (303A.07(b))

This is complied with. The members of the Audit Committee satisfy all the requirements laid down above.

7(c)	The Audit Committee must have a written charter that addresses : (303A.07(c))
(i)	the committee’s purpose – which, at minimum, must be to :
(A)	assist board oversight of (1) the integrity of the Company’s financial statements, (2) the Company’s compliance with legal and regulatory requirements, (3) the independent auditor’s qualifications and independence, and (4) the performance of the company’s internal audit function and independent auditors; and

(B)	(B) prepare an audit committee report as required by the SEC to be included in the Company’s annual proxy statement.
(ii)	an annual performance evaluation of the audit committee; and

These are complied with. The reports of the Audit Committee, Management and Independent Auditors’ have been included in the Annual Report in Form 20-F.

(iii)	the duties and responsibilities of the audit committee – which, at minimum, must include those set out in Rule 10A-3(b)(2), (3), (4) and (5) of the Exchange Act , as well as to :

The duties and responsibilities of the Company’s Audit Committee include among other things, those set forth in Rule 10A-3(b)(2), (3), (4) and (5) of the Exchange Act.
(A)	at least annually, obtain and review a report by the independent auditor describing: the firm’s internal quality-control procedures; any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues; and (to assess the auditor’s independence) all relationships between the independent auditor and the listed Company. (303A.07(c)(iii)(A)

The Audit Committee reviews the report of the independent auditors with respect to the above on a quarterly basis.

(B)	meet to review and discuss the annual audited financial statements and quarterly financial statements with management and the independent auditor, including reviewing the company’s disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” (303A.07(c)(iii)(B)

This is complied with. The disclosure under “Management’s Discussion and analysis of Financial Condition and Results of Operations” as provided in its Quarterly Report on Form 6-K and Annual Report on Form 20-F.

(C)	discuss earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies. (303A.07(c )(iii)(C))

This is complied with. The Audit Committee reviews and discusses the earnings press releases, financial information and earnings guidance on a quarterly basis.

(D)	discuss policies with respect to risk assessment and risk management.

The policies with respect to risk assessment and risk management on various aspects of business as adopted by the Company are presented to the Committee and the Board for their review, from time to time.

(E)	meet separately, periodically, with management, with internal auditors (or other personnel responsible for the internal audit function) and with independent auditors. (303A.07(c )(iii)(E))

The Audit Committee meets separately with the Management, the Company’s Head of Internal Audit and the independent auditors of the Company on a quarterly basis.

(F)	review with the independent auditor any audit problems or difficulties and management’s response. (303A.07(c)(iii)(F))

This is complied with. The Audit Committee reviews the independent auditor’s functions, problems or difficulties including discussions of the responsibilities, on a quarterly basis.

(G)	set clear hiring policies for employees or former employees of the independent auditors. (303A.07(c)(iii)(G))

The Company has not employed any of the employees or former employees of the independent auditors.

WIPRO LIMITED

(H)	report regularly to the Board of Directors. (303A.07(c )(iii)(H))

This is complied with. The Audit Committee reviews on a quarterly basis the performance and independence of the company’s independent auditors, the performance of the Company’s internal audit team, quality or integrity of the Company’s financial statements, compliance with legal or regulatory requirements.
7(d)	Each listed company must have an internal audit function. (303A.07(d)

The Company’s Internal Audit is an ISO 9001:2000 certified function. The Audit Committee reviews the audit observations of the Company’s Internal Audit department pertaining to various Business Units and discusses the same with the Management.

8.	Shareholders must be given the opportunity to vote on all equity compensation plans and material revisions thereto, with limited exemptions explained below: (303A.08).

As per Indian law, all the ESOP Plans, RSU Plans and other material revisions in equity compensation have been approved by the shareholders in the General Meeting of the Company and as such, this is being complied with.

9.	Listed companies must adopt and disclose corporate governance guidelines (303A.09)

A detailed report on Corporate Governance as well as a brief write up on the charters of the Committees of the Board is made available as part of this Annual Report and is also available on our website (www.wipro.com/Investors/Corpinfo). The charters of the Audit Committeenand Board Governance & Compensation Committee are available on our website. The detailed corporate governance guidelines of the Company are also available on the website. (www.wipro.com/Investors/Corpinfo)

10.	Listed companies must adopt and disclose a code of business conduct and ethics for Directors, officers and employees and promptly disclose any waivers of the code for Directors or Executive Officers. (303A.10).

The Company has adopted the Code of Business Conduct and Ethics and the same is made available in company’s website (www.wipro.com/Investors/Corpinfo). There have been no waivers of the code todate.

11.	Listed foreign private issuers must disclose any significant ways in which their corporate governance practices differ from those followed by domestic companies under NYSE listing standards. (303A.11)

Although the Company’s required home country standards on corporate governance may differ from the NYSE listing standards, the Company’s actual corporate governance policies and practices are in compliance with the NYSE listing standards applicable to domestic companies.

12.	Certification requirements
(a)	Each listed company CEO must certify to the NYSE each year that he or she is not aware of any violation by the Company of NYSE corporate governance listing standards, qualifying the certification to the extent necessary (303A.12(a))

This is complied with. The certificate from the CEO is reproduced at the end of this report.

(b)	Each listed company CEO must promptly notify the NYSE in writing after any executive officer of the listed company becomes aware of any material non-compliance with any applicable provisions of this Section 303A.

This requirement has been incorporated into the Company’s policies and procedures and would trigger such a notification in the event any executive officer becomes aware of material non-compliance with the applicable provisions of Section 303A. Through the date hereof, no event has occurred in the Company that would necessitate any notification to the NYSE pursuant to this requirement.

(c)	Each listed company must submit an executed Written Affirmation annually to the NYSE. In addition, each listed company must submit an interim Written Affirmation each time a change occurs to the Board or any of the committees subject to Section 303A. The Annual and Interim Written Affirmations must be in the form specified by the NYSE. (303A.12(c)).

The Annual Written Affirmation has been submitted on Agust 20, 2005.
ANNUAL CERTIFICATION BY CEO PURSUANT TO SECTION 303A.12(a) OF THE OF NEW YORK STOCK EXCHANGE (NYSE) LISTED COMPANY MANUAL
As the Chief Executive Officer of Wipro Limited and as required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual, I hereby certify that as of the date hereof I am not aware of any violation by the Company of NYSE’s Corporate Governance Listing Standards, other than has been notified to the Exchange pursuant to Section 303A.12(b) and disclosed as an attachment hereto..

Sd/-

Azim H. Premji
Date : June 20, 2006	Chief Executive Officer

WIPRO LIMITED

INDEX TO FINANCIAL STATEMENTS

Pages
Financial Statements — Wipro Limited
Auditors’ Report	49-51
Financial Statements	52-78

Financial Statements — Wipro Limited Consolidated
Auditors’ Report	79
Financial Statements	80-105
Management Discussion & Analysis	106-115

Reconciliation of Profits between
Indian GAAP and US GAAP	116

WIPRO LIMITED

AUDITORS’ REPORT
To the Members of WIPRO LIMITED
We have audited the attached balance sheet of Wipro Limited (“the Company”) as at 31 March 2006 and the profit and loss account and cash flow statement for the year ended on that date, annexed thereto. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
Without qualifying our opinion, we draw attention to Note 9 of the Notes to Accounts. The Company has granted Restricted Stock Units (RSU’s) since October 2004. The stock compensation cost is computed under the intrinsic value method and amortized on a straight line basis over the total vesting period of five years. An alternative interpretation could require amortization of cost on an accelerated basis. If the Company were to amortize the cost on an accelerated basis, profit before taxes and profit after tax for year ended March 31, 2006 would have been lower by Rs. 490 million and Rs. 449 million respectively. Similarly, the profit before taxes and profit after tax for the year ended March 31, 2005 would have been lower by Rs. 443 million and Rs. 409 million respectively.
1.	As required by the Companies (Auditor’s Report) Order, 2003, as amended by the Companies (Auditors Report) Amendment Order, 2004 (“the Order”), issued by the Central Government in terms of Section 227 (4A) of the Companies Act, 1956 (“the Act”), we enclose in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order.

2.	Further to our comments in paragraph 1 above, we report that:
(a)	we have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purposes of our audit;

(b)	in our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of those books;

(c)	the balance sheet, profit and loss account and cash flow statement dealt with by this report are in agreement with the books of account;

(d)	in our opinion, the balance sheet, profit and loss account and cash flow statement dealt with by this report comply with the accounting standards referred to in sub-section (3C) of Section 211 of the Companies Act, 1956;

(e)	on the basis of written representations received from the directors as on 31 March 2006, and taken on record by the Board of Directors, we report that none of the directors is disqualified as at 31 March 2006 from being appointed as a director in terms of clause (g) of sub-section (1) of Section 274 of the Companies Act, 1956; and

(f)	in our opinion and to the best of our information and according to the explanations given to us, the said accounts give the information required by the Companies Act, 1956, in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India:
(i)	in the case of the balance sheet, of the state of affairs of the Company as at 31 March 2006;

(ii)	in the case of the profit and loss account, of the profit of the Company for the year ended on that date; and

(iii)	in the case of cash flow statement, of the cash flows for the year ended on that date.
for BSR & Co.
Chartered Accountants
Jamil Khatri
Partner
Membership No.: 102527
Bangalore
6 May 2006

WIPRO LIMITED

Annexure to the Auditors’ Report
Annexure referred to in our report to the members of Wipro Limited (“the Company”) for the year ended 31 March 2006. We report that:
1.	The Company has maintained proper records showing full particulars, including quantitative details and situations of fixed assets.

2.	The Company has a regular programme of physical verification of its fixed assets by which all fixed assets are verified in a phased manner over a period of two years. In our opinion, the periodicity of physical verification is reasonable having regard to the size of the Company and the nature of its assets. In accordance with the phased programme of verification, certain fixed assets were verified during the year and no material discrepancies were noticed on such verification.

3.	The fixed assets disposed off during the year were not substantial, and therefore, do not affect the going concern assumption.

4.	The inventory has been physically verified by the management during the year. In our opinion, the frequency of such verification is reasonable.

5.	The procedures for the physical verification of inventories followed by the management are reasonable and adequate in relation to the size of the Company and the nature of its business.

6.	The Company is maintaining proper records of inventory. The discrepancies noticed on physical verification between the physical stocks and the book records were not material.

7.	As informed to us the Company has not neither taken nor given any loan secured or unsecured from / to parties listed under section 301 of the Companies Act, 1956.

8.	In our opinion and according to the information and explanations given to us, there is an adequate internal control system commensurate with the size of the Company and the nature of its business with regards to purchase of inventories and fixed assets and with regard to sale of goods and services. We have not observed any major weakness in the internal control system during the course of the audit.

9.	In our opinion and according to the information and explanations given to us, the particulars of the contracts or arrangements referred to in Section 301 of the Companies Act, 1956 have been entered into the register required to be maintained under that section.

10.	In our opinion and according to the information and explanations given to us, in our opinion contracts and arrangements entered in the register maintained under Section 301 have been made at prices which are reasonable having regard to prevailing market prices at the relevant time.

11.	The Company has not accepted any deposits from the public.

12.	In our opinion, the Company has an internal audit system commensurate with the size and nature of its business.

13.	We have broadly reviewed the books of accounts maintained by the Company pursuant to the rules made by the Central Government under section 209(1)(d) of the Companies Act, 1956 for maintenance of cost records in respect of Vanaspati, Toilet soaps, Lighting products and Mini computers/ Microprocessor based system and Data communication system and are of the opinion that, prima facie, the prescribed accounts and records have been made and maintained. We have not, however, made a detailed examination of the records with a view to determine whether they are accurate or complete.

14.	According to the information and explanations given to us and on the basis of the examination of the records of the Company, the Company has been generally regular in depositing the undisputed statutory dues including Provident Fund, Income tax, Sales tax, Excise duty, Wealth tax, Investor Education and Protection Fund, Customs duty, Service tax, Entry tax, Cess and other applicable statutory dues with the appropriate authorities.

15.	According to the information and explanations given to us, no undisputed amounts payable in respect of Provident Fund, Income tax, Wealth tax, Sales tax, Excise duty, Customs duty, Service tax, Entry tax, Cess and other applicable statutory dues were outstanding as at 31 March 2006 for a period of more than six months from the date they became payable.

16.	Following are the details of the disputed Income tax, Wealth tax, Excise duty, Customs duty, Sales tax and Service Tax that have not been paid to the concerned authorities-

WIPRO LIMITED

		Demand	Amount paid		Forum where dispute
Name of the Statute	Nature of dues	(Rs. million)	(Rs million)	Period	is pending
Income Tax Act, 1961	Income Tax	2.94	—	1984-85	Assessing officer
		3,251.83	—	1996-97 to 2002-03	The Company is in the process of filing an appeal before CIT(Appeals)
Wealth Tax Act, 1957	Wealth Tax	0.65	—	2001-02	CIT (Appeals)
		1.69	—	2002-03	The Company is in the process of filing appeal before CIT(Appeals)
Central Excise Act, 1944	Excise duty	24.86	0.23	1991-92 to 1998-99	Assistant Commissioner of Customs and Excise
	Excise duty	37.7	0.77	1995-96 to 2004-05	Commissioner of Customs and Excise (Appeals)
	Excise duty	41.63	—	1997-1998 to 2004-05	CESTAT (Tribunal)/ Settlement commission
Customs Act, 1962	Customs duty	10.03	1.3	1998-99	Assistant commissioner of Customs and Excise/ CESTAT
	Customs Duty	40.00	—	1990-91 to 1998-99	Supreme Court
Sales Tax Act, 1956	Sales Tax	169.29	29.14	1987-88 to 2004-05	First Appellate Authority
	Sales Tax	28.39	4.73	1991-92 to 2004-05	Tribunal/ Deputy Commissioner of Sales Tax/Assistant Commissioner of Sales Tax/ Assistant Appellate Commissioner
Services Tax Rules 2004	Service Tax	23.00	—	2004-05	Assistant commissioner of Customs and Excise
17.	The Company does not have any accumulated losses at the end of the financial year and has not incurred cash losses during the financial year and in the immediately preceding financial year.

18.	Based on our audit procedures and on the information and explanations given by the management, the Company has not defaulted in repayment of any dues to any financial institution or bank.

19.	In our opinion and according to the explanations given to us, the Company has not granted loans and advances on the basis of security by way of pledge of shares, debentures and other securities.

20.	In our opinion and according to the explanations given to us, the Company is not a chit fund/nidhi/mutual benefit fund/society.

21.	According to the information and explanations given to us, the Company is not dealing or trading in shares, securities, debentures and other investments.

22.	According to the information and explanations given to us, the Company has not given any guarantee for loans taken by others from banks or financial institutions.

23.	In our opinion and according to the information and explanations given to us, the term loans taken by the Company have been applied for the purpose for which they were raised.

24.	According to the information and explanations given to us and on an overall examination of the balance sheet of the Company, we are of the opinion that the funds raised on short term basis have not been used for long term investment.

25.	The Company has not made any preferential allotment of shares to the companies/firms/parties covered in the register maintained under Section 301 of the Companies Act, 1956.

26.	The Company did not have any outstanding debentures during the year.

27.	The Company has not raised any money by public issues.

28.	According to the information and explanations given to us, we report that no material fraud on or by the Company has been noticed or reported during the course of audit.
for BSR & Co.
Chartered Accountants
Jamil Khatri
Partner
Membership No.: 102527
Bangalore
6 May 2006

WIPRO LIMITED

BALANCE SHEET

		(Rs. in Million)
		As of March 31,
	Schedule	2006	2005
SOURCES OF FUNDS
SHAREHOLDERS’ FUNDS
Share capital	1	2,851.51	1,407.14
Share application money pending allotment		74.86	12.05
Reserves and surplus	2	61,353.01	47,517.29

		64,279.38	48,936.48

LOAN FUNDS
Secured loans	3	450.58	215.89
Unsecured loans	4	51.03	405.03

		501.61	620.92

		64,780.99	49,557.40

APPLICATION OF FUNDS
FIXED ASSETS
Goodwill		85.54	85.54
Gross block	5	23,559.72	17,549.33
Less : Accumulated depreciation		12,462.74	8,555.26

Net block		11,096.98	8,994.07
Capital work-in-progress and advances		6,123.58	2,502.39

		17,306.10	11,582.00

INVESTMENTS	6	34,592.03	28,595.11
DEFERRED TAX ASSETS [refer note 19 (12)]		381.38	318.56
CURRENT ASSETS, LOANS AND ADVANCES
Inventories	7	1,486.51	1,273.74
Sundry debtors	8	19,680.67	13,866.39
Cash and bank balances	9	8,230.02	5,368.96
Loans and advances	10	10,988.17	5,609.30

		40,385.37	26,118.39

Less : CURRENT LIABILITIES AND PROVISIONS
Liabilities	11	17,768.34	11,819.71
Provisions	12	10,115.55	5,236.95

		27,883.89	17,056.66

NET CURRENT ASSETS		12,501.48	9,061.73

		64,780.99	49,557.40

Significant accounting policies and notes to accounts	19
The schedules referred above form an integral part of the balance sheet

As per our report attached	For and on behalf of the Board of Directors

for BSR & Co.,	Azim Hasham Premji	B.C. Prabhakar
Chartered Accountants	Chairman	Director

Jamil Khatri
Partner	Suresh C. Senapaty	V. Ramachandran
Membership No. 102527	Executive Vice President	Company Secretary
& Chief Financial Officer

Bangalore, May 06, 2006

WIPRO LIMITED

PROFIT AND LOSS ACCOUNT

		(Rs. in Million, except share data)
	Schedule	Year ended March 31,
		2006	2005
INCOME
Gross sales and services		102,640.85	72,761.80
Less : Excise duty		369.68	430.19

Net sales and services		102,271.17	72,331.61
Other income	13	1,524.09	935.34

		103,795.26	73,266.95

EXPENDITURE
Cost of sales and services	14	68,634.87	47,397.47
Selling and marketing expenses	15	6,581.17	5,155.87
General and administrative expenses	16	5,143.59	3,087.70
Interest	17	31.33	55.68

		80,390.96	55,696.72

PROFIT BEFORE TAXATION		23,404.30	17,570.23
Provision for taxation including FBT [refer note 19(14)]		3,199.50	2,622.02

PROFIT FOR THE YEAR		20,204.80	14,948.21

Appropriations
Proposed dividend		7,128.77	3,517.85
Tax on dividend		999.81	493.38

TRANSFER TO GENERAL RESERVE		12,076.22	10,936.98

EARNINGS PER SHARE — EPS
(PY : Adjusted EPS for bonus issue in ratio of 1:1)
Equity shares of par value Rs. 2/- each
Basic (in Rs.)		14.37	10.74
Diluted (in Rs.)		14.15	10.64
Number of shares for calculating EPS
(PY : Adjusted for bonus issue in ratio of 1:1)
Basic		1,406,505,974	1,391,554,372
Diluted		1,427,915,724	1,404,334,256

Significant accounting policies and notes to accounts	19
The schedules referred above form an integral part of the profit and loss account

As per our report attached	For and on behalf of the Board of Directors

for BSR & Co.,	Azim Hasham Premji	B.C. Prabhakar
Chartered Accountants	Chairman	Director

Jamil Khatri
Partner	Suresh C. Senapaty	V. Ramachandran
Membership No. 102527	Executive Vice President	Company Secretary
& Chief Financial Officer

Bangalore, May 06, 2006

WIPRO LIMITED

	(Rs. in Million, except share data)
	As of March 31,
	2006	2005
SCHEDULE 1 SHARE CAPITAL
1,650,000,000 (2005 : 750,000,000) equity shares of Rs. 2 each	3,300.00	1,500.00
25,000,000 (2005 : 25,000,000) 10.25 % Redeemable Cumulative Preference Shares of Rs. 10 each	250.00	250.00

	3,550.00	1,750.00

Issued, subscribed and paid-up capital
1,425,754,267 (2005 : 703,570,522) equity shares of Rs. 2 each [refer note 19 (1)]	2,851.51	1,407.14

	2,851.51	1,407.14

	As of March 31,
	2006	2005
SCHEDULE 2 RESERVES AND SURPLUS
Capital reserve
Balance brought forward from previous period	9.50	9.50
Capital redemption reserve
Balance brought forward from previous period	250.04	250.04
Less : Amount utilised for bonus shares	(250.04)	—

	—	250.04

Securities premium account
Balance brought forward from previous period	9,299.05	6,732.28
Add : Exercise of stock options by employees	5,120.88	2,566.77
Add : Amalgamation adjustment [refer note 19 (8)]	1,120.21	—
Less : Amount utilised for bonus shares	(1,161.75)	—

	14,378.39	9,299.05

Restricted stock units reserve
Employee Stock Options Outstanding	2,731.75	3,517.91
Less : Deferred Employee Compensation Expense	(2,202.42)	(3,183.50)

	529.33	334.41

General reserve
Balance brought forward from previous period	37,624.29	27,618.57
Additions [refer note 19 (2)]	8,811.50	10,936.98
Less : Amount utilised for bonus shares	—	(931.26)

	46,435.79	37,624.29

Summary of reserves and surplus
Balance brought forward from previous period	47,517.29	34,610.39
Additions	15,247.51	13,838.16
Deletions	(1,411.79)	(931.26)

	61,353.01	47,517.29

WIPRO LIMITED

			(Rs. in Million)
	Note		As of March 31,
	Reference		2006	2005
SCHEDULE 3 SECURED LOANS
From Banks
Cash credit facility from banks	(a	)	448.90	214.21
Development loan from Karnataka State Government	(b	)	1.68	1.68

			450.58	215.89

Notes :

(a)	Secured by hypothecation of stock-in trade, book debts, stores and spares and secured/to be secured by a second mortgage over certain immovable properties.

(b)	Secured by a pari-passu mortgage over immovable properties at Mysore and hypothecation of movable properties other than inventories, book debts and specific equipments referred to in note (a) above.

	As of March 31,
	2006	2005
SCHEDULE 4 UNSECURED LOANS
Cash credit facility — overseas	—	349.76
Other Loans
Interest free loan from State Governments	49.78	54.02
Others	1.25	1.25

	51.03	405.03

WIPRO LIMITED

SCHEDULE 5 FIXED ASSETS

(Rs. in Million)
PARTICULARS	GROSS BLOCK				ACCUMULATED DEPRECIATION				NET BLOCK
	As on			As on	As on	Depreciation		As on	As on	As on
	April 1,		Deductions/	March 31,	April 1,	for the	Adjustments/	March 31,	March 31,	March 31,
	2005	Additions	adjustments	2006	2005	period	Deductions	2006	2006	2005

Land	1,265.78	59.14	—	1,324.92	—	—	—	—	1,324.92	1,265.78
Buildings	3,412.57	575.37	—	3,987.94	214.32	64.39	—	278.71	3,709.23	3,198.25
Plant & machinery (1)	9,502.55	3,971.04	21.51	13,452.08	6,480.30	2,091.84	842.32	9,414.46	4,037.62	3,022.25
Furniture, fixture and equipments (1)	2,267.64	1,209.65	69.92	3,407.37	1,341.14	525.55	225.25	2,091.94	1,315.43	926.50
Vehicles (1)	1,018.72	427.01	141.87	1,303.86	489.25	240.44	(82.65)	647.04	656.82	529.47
Technical know-how	10.38	—	—	10.38	10.38	—	—	10.38	—	—
Patents, trademarks & rights	71.69	1.48	—	73.17	19.87	0.34	—	20.21	52.96	51.82

Total	17,549.33	6,243.69	233.30	23,559.72	8,555.26	2,922.56	984.92	12,462.74	11,096.98	8,994.07

Previous year — 31 March, 2005	13,251.22	4,444.66	146.55	17,549.33	6,786.59	1,859.67	91.00	8,555.26	8,994.07

Note :

(1)	Additions to gross block and adjustments in accumulated depreciation include balances relating to fixed assets of Wipro BPO on account of merger [refer note 19 (8)].

WIPRO LIMITED

	(Rs. in Million except share numbers and face value)
				As of March 31,
	Number	Face value		2006	2005
SCHEDULE 6 INVESTMENTS
All shares are fully paid up unless otherwise stated
Investments — Long Term (at cost)
Investments in subsidiary companies
Unquoted — Equity Shares
Wipro Consumer Care Limited	50,000	Rs.	10	0.50	0.50
Wipro Chandrika Limited	900,000	Rs.	10	6.79	6.79
Wipro Trademarks Holding Limited	93,250	Rs.	10	22.13	22.13
Wipro Travel Services Limited	66,171	Rs.	10	0.66	0.66
Wipro HealthCare IT Limited	3,410,002	Rs.	10	243.88	243.88
Wipro BPO Solutions Limited [refer note 19 (8)]	—		—	—	1,833.96
Spectramind Inc., USA	175,000,000	USD	0.01	84.50	—
Wipro Infrastructure Engineering Limited (WIEL) (formerly known as Wipro Fluid Power Limited)	9,047,600	Rs.	10	102.97	102.97
Wipro Holding Mauritius Limited [refer note 19(7)]	28,287,100	USD	1	1,288.98	132.44
Wipro Inc., USA [refer note 19(7)]	26,511	USD	2,500	2,964.83	1,672.51
Wipro Japan KK, Japan	650	JPY	50,000	9.74	9.74
Wipro Shanghai Limited, China	not applicable			9.29	9.29

(limited liability company)				4,734.27	4,034.87

Preference Shares
9% cumulative redeemable preference shares held in Wipro Trademarks Holding Limited	1,800	Rs.	10	0.02	0.02
Spectramind Limited, Bermuda (zero coupon, non-redeemable convertible series A preferred shares) [refer note 19 (8)]				—	3,384.17
1% cumulative redeemable preference shares in WIEL	36,000,000	Rs.	10	360.00	360.00

				360.02	3,744.19

Investments in equity shares of other companies — Unquoted
Wipro GE Medical Systems Private Ltd (refer Note below)	4,900,000	Rs.	10	49.00	49.00
WeP Peripherals Ltd	7,060,000	Rs.	10	94.60	94.60

				143.60	143.60

Other Investments Unquoted
Investments in Debentures	126,000			12.60	12.60

Quoted — Current Investments — In money market mutual funds
UTI MF (1,714,772 units purchased/874,474 units redeemed during the year)	70,351,329			2,257.96	815.30
Grindlays Mutual Fund (59,797,323 units purchased during the year)	67,547,973			607.75	—
Prudential ICICI Mutual Fund (1,435,793,229 units purchased/1,344,637,622 units redeemed during the year)	203,653,981			2,319.71	1,551.22
HDFC Mutual Fund (105,700,555 units purchased/162,690,768 units redeemed during the year)	113,948,026			1,395.89	1,735.61
Standard Chartered Mutual Fund (363,598,719 units purchased/480,642,060) units redeemed during the year)	102,658,428			1,034.11	1,673.24
Reliance Mutual Fund (896,329,770 units purchased/1,011,813,744 units redeemed during the year)	134,980,781			1,368.65	2,349.60
ABN Amro Mutual Fund (114,463,649 units purchased/66,464,249 units redeemed during the year)	64,860,529			648.61	—
LIC Mutual Fund (134,182,146 units purchased/22,818,963 redeemed during the year)	113,180,570			1,487.12	—
Templeton Floating Fund (2,406,870 units purchased/124,201,429 units redeemed during the year)				—	1,216.25
Deutsche MF (106,289,972 units purchased/191,159,166 redeemed during the year)	73,428,575			735.12	1,070.87
ING MF (39,360,056 units purchased/39,308,562 redeemed during the year)	49,360,056			502.42	400.00
Can Liquid MF (86,653,018 units purchased during the year)	151,110,069			1,648.23	750.00
Sundaram MF (36,597,661 units purchased/52,127,107 redeemed during the year)	46,597,661			630.81	672.40
Cholamandalam Mutual Fund (117,263,879 units purchased/19,942,963 redeemed during the year)	177,453,866			1,727.53	524.57
Kotak Mutual Fund (90,771,128 units purchased/149,222,015 units redeemed during the year)	174,045,051			1,982.85	1,837.04

WIPRO LIMITED

	(Rs. in Million except share numbers and face value)
			As of March 31,
	Number	Face value	2006	2005

J M Mutual Fund (63,327,059 units purchased/168,875,772 units redeemed during the year)	15,000,000		150.35	1,012.21
DSP Merrill Lynch Mutual Fund (67,902,476 units purchased/74,925,075 units redeemed during the year)	107,902,465		1,373.11	673.62
SBI Insta Cash (117,817,094 units purchased/153,737,450 redeemed during the year)	—		—	331.31
HSBC Cash fund (211,533,406 units purchased/177,736,272 redeemed during the year)	228,605,433		2,288.59	1,165.01
Birla Mutual Fund (321,252,512 units purchased/207,382,418 units redeemed during the year)	302,449,355		3,030.85	1,063.04
Tata Mutual Fund (847,576 units purchased/967,456 units redeemed during the year)	56,433,367		2,172.16	1,512.51
Principal AMC Mutual Fund (233,965,587 units purchased/112,183,056 units redeemed during year)	230,798,405		2,087.92	414.25

			29,449.74	20,768.05

Total			34,700.23	28,703.31

Less : Provision for diminution in value of long term investments			108.20	108.20

Total			34,592.03	28,595.11

Aggregate book value of quoted investments			29,449.74	20,768.05
Aggregate book value of unquoted investments (net of provision)			5,142.29	7,827.06
Aggregate market value of quoted investments and investments in mutual funds			29,568.74	20,887.05

Note :	Equity investments in this company carry certain restrictions on transfer of shares that is normally provided for in joint venture agreement

	(Rs. in Million)
	As of March 31,
	2006	2005

SCHEDULE 7 INVENTORIES
Raw materials	435.77	478.37
Stock in process	47.15	27.44
Finished goods	829.11	606.71
Stores and spares	174.48	161.22

	1,486.51	1,273.74

Basis of stock valuation :
i)	Raw materials, stock in process and stores & spares at or below cost.
ii)	Finished goods at cost or net realizable value, whichever is lower

	(Rs. in Million)
	As of March 31,
	2006	2005

SCHEDULE 8 SUNDRY DEBTORS
(Unsecured
Debts outstanding for a period exceeding six months
Considered good	676.97	494.38
Considered doubtful	982.82	785.38

	1,659.79	1,279.76

Other debts
Considered good	19,003.70	13,372.01

	19,003.70	13,372.01

Less : Provision for doubtful debts	982.82	785.38

	19,680.67	13,866.39

WIPRO LIMITED

	(Rs. in Million)
	As of March 31,
	2006	2005

SCHEDULE 9 CASH AND BANK BALANCES
Cash and cheques on hand	386.03	108.08
Balance with scheduled banks
On Current Account	3,486.01	2,404.42
In Deposit Account	5.80	0.08
Balance with other banks in Current Account
Bank of America, USA	124.05	65.12
Bank of Montreal, Canada	10.41	0.29
Midland Bank, UK	307.59	392.64
Saudi British Bank, Saudi Arabia	13.78	17.96
Standard Chartered Bank, UAE	2.30	1.16
Wells Fargo, USA	3,849.50	2,354.35
CCF Paris AG Centrale, France	2.23	5.89
Chase Manhatten, USA	—	7.50
RABO Bank, Netherlands	34.92	—
Uni Credit Banca — Italy	7.40	11.47

	8,230.02	5,368.96

Maximum balances during the year
Bank of America, USA	153.10	120.36
Bank of Montreal, Canada	11.80	8.99
RABO Bank, Netherlands	34.92	1.68
Midland Bank, UK	307.59	453.87
Saudi British Bank, Saudi Arabia	13.78	17.96
Standard Chartered Bank, UAE	2.30	1.16
Wells Fargo, USA	4,224.27	2,443.41
CCF Paris AG Centrale, France	8.26	5.89
Chase Manhatten, USA	7.50	7.50
Uni Credit Banca — Italy	39.99	11.47

SCHEDULE 10 LOANS AND ADVANCES
(Unsecured, considered good unless otherwise stated)
Advances to/dues from subsidiaries	739.88	602.86
Advances recoverable in cash or in kind or for value to be received
Considered good	2,963.09	1,675.13
Considered doubtful	115.39	91.18

	3,078.48	1,766.31

Less : Provision for doubtful advances	115.39	91.18

	2,963.09	1,675.13

Inter corporate deposits with subsidiary	278.26	273.01
Advances towards investments [refer note 19 (8)]	—	113.75
Advance income tax (net of provision)	1,248.44	205.10
Balances with excise and customs	88.97	8.07
Unbilled revenues	4,299.84	2,032.24
Other deposits	1,369.69	699.14

	10,988.17	5,609.30

WIPRO LIMITED

	(Rs. in Million)
	As of March 31,
	2006	2005

SCHEDULE 11 LIABILITIES

Sundry creditors	3,628.81	3,239.82
Unclaimed dividends	4.50	4.50
Advances from customers	951.48	652.72
Unearned revenues	597.45	639.64
Payable to Wipro Equity Reward Trust	340.98	340.98
Provision for expenses and statutory liabilities	12,245.12	6,942.05

	17,768.34	11,819.71

SCHEDULE 12 PROVISIONS

Employee retirement benefits	1,273.88	773.28
Warranty provision	713.09	452.44
Proposed dividend	7,128.77	3,517.85
Tax on proposed dividend	999.81	493.38

	10,115.55	5,236.95

	Year ended March 31,
	2006	2005

SCHEDULE 13 OTHER INCOME

Dividend on mutual fund units	867.57	643.90
Interest on debt instruments and others	211.29	30.70
Rental income	20.89	22.63
Profit on sale of mutual fund units	237.72	35.59
Profit on disposal of fixed assets	11.22	108.90
Exchange differences — net	139.22	36.49
Miscellaneous income	36.18	57.13

	1,524.09	935.34

SCHEDULE 14 COST OF SALES AND SERVICES

Raw materials, finished and process stocks *	13,264.79	11,105.64
Stores & spares	387.89	308.79
Power and fuel	864.58	466.28
Employee compensation costs	37,520.69	26,620.62
Insurance	156.04	113.07
Repairs	1,181.34	1,018.32
Rent	575.89	276.71
Rates and taxes	143.77	54.47
Packing and freight inward	23.98	18.71
Travel	3,577.41	1,687.86
Communication	1,291.26	567.57
Depreciation	2,777.39	1,722.00
Sub contracting/technical fees	4,205.84	1,711.09
Miscellaneous	2,664.00	1,726.34

	68,634.87	47,397.47

* For details refer Schedule 18

WIPRO LIMITED

	(Rs. in Million)
	Year ended March 31,
	2006	2005

SCHEDULE 15 SELLING AND MARKETING EXPENSES
Employee compensation	3,199.62	2,344.49
Insurance	29.95	46.42
Repairs to buildings	6.67	4.15
Rent	198.28	189.34
Rates and taxes	15.44	19.49
Carriage and freight	465.93	291.86
Commission on sales	276.40	192.41
Advertisement and sales promotion	968.12	753.09
Depreciation	67.25	45.09
Travel	613.08	584.54
Communication	216.17	250.02
Miscellaneous	524.26	434.97

	6,581.17	5,155.87

SCHEDULE 16 GENERAL AND ADMINISTRATIVE EXPENSES
Employee compensation costs	2,069.94	1,253.42
Insurance	19.05	15.74
Repairs to buildings	1.88	5.30
Rent	32.13	24.30
Rates and taxes	74.10	19.64
Auditors’ remuneration and expenses
Audit fees	7.00	4.22
For certification including tax audit	—	0.96
Out of pocket expenses	1.28	0.59
Loss on disposal of fixed assets	4.89	1.10
Depreciation	77.92	92.57
Travel	594.82	328.98
Communication	116.86	49.21
Provision / write off of bad debts	253.44	120.02
Miscellaneous	1,890.28	1,171.65

	5,143.59	3,087.70

SCHEDULE 17 INTEREST
Cash credit and others	31.33	55.68

	31.33	55.68

SCHEDULE 18 RAW MATERIALS,
FINISHED AND PROCESSED STOCKS
Consumption of raw materials and bought out components :
Opening stocks	478.37	458.35
Add : Purchases	5,447.95	5,623.53
Less : Closing stocks	435.77	478.37

	5,490.55	5,603.51

Purchase of finished products for sale	8,016.35	5,595.03

(Increase)/Decrease in finished and process stocks :
Opening stock : In process	27.44	38.01
: Finished products	606.71	503.24
Less : Closing stock : In process	47.15	27.44
: Finished products	829.11	606.71

	(242.11)	(92.90)

	13,264.79	11,105.64

WIPRO LIMITED

CASH FLOW STATEMENT

		(Rs. in Million)
		Year ended March 31,
		2006	2005

A.	Cash flows from operating activities :
	Profit before tax	23,404.30	17,570.23
	Adjustments:
	Depreciation and amortization	2,922.56	1,859.00
	Amortisation of stock compensation	621.88	334.41
	Unrealised exchange difference — Net	65.06	(92.45)
	Interest on borrowings	31.33	55.68
	Dividend / Interest — Net	(1,078.86)	(674.60)
	(Profit)/Loss on sale of mutual fund units	(237.72)	(35.59)
	Gain on sale of fixed assets	(6.33)	(107.47)
	Working Capital Changes :
	Trade and other receivable	(6,360.22)	(3,951.12)
	Loans and advances	(1,533.89)	24.14
	Inventories	(212.77)	(252.95)
	Trade and other payables	5,812.81	4,177.81

	Net cash generated from operations	23,428.15	18,907.09
	Direct taxes paid	(4,305.66)	(2,242.93)

	Net cash generated from operating activities	19,122.49	16,664.16

B.	Cash flows from investing activities :
	Acquisition of property, fixed assets, plant and equipment
	(including advances)	(7,342.71)	(5,541.10)
	Proceeds from sale of fixed assets	156.98	163.02
	Purchase of investments	(59,017.77)	(46,128.04)
	Proceeds on sale / from maturities on investments	51,641.00	43,374.01
	Investment in subsidiaries	(3,300.73)	(1,268.15)
	Dividend / interest income received	919.02	710.19

	Net cash generated by / (used) investing activities	(16,944.21)	(8,690.07)

C.	Cash flows from financing activities :
	Proceeds from exercise of Employee Stock Option	4,704.46	2,577.38
	Share application money pending allotment	62.81	12.05
	Interest paid	(31.33)	(55.68)
	Dividends paid (including distribution tax)	(4,018.65)	(7,653.86)
	Repayment of short term borrowings — Net	(119.31)	(385.96)

	Net cash provided by/(used in) financing activities	597.98	(5,506.07)

	Net increase/(decrease) in cash and
	cash equivalents during the period	2,776.26	2,468.02
	Cash and cash equivalents at the beginning of the period	5,368.96	2,900.94
	Cash acquired on merger	90.34	—

	Effect of translation of cash balance	(5.54)	—

	Cash and cash equivalents at the end of the period	8,230.02	5,368.96

As per our report attached	For and on behalf of the Board of Directors

for BSR & Co.,	Azim Hasham Premji	B.C. Prabhakar
Chartered Accountants	Chairman	Director

Jamil Khatri
Partner	Suresh C. Senapaty	V. Ramachandran
Membership No. 102527	Executive Vice President	Company Secretary
& Chief Financial Officer
Bangalore, May 06, 2006

WIPRO LIMITED

SCHEDULE 19 SIGNIFICANT ACCOUNTING POLICIES AND NOTES TO ACCOUNTS
Company overview
Wipro Limited is a leading India based provider of software technology services, IT enabled services, hardware services and consumer care lighting products. Wipro is headquartered in Bangalore, India.
Significant accounting policies
Basis of preparation of financial statements
The accompanying financial statements are prepared and presented under historical cost convention on accrual basis of accounting, in accordance with Indian Generally Accepted Accounting Principles (Indian GAAP) and accounting standards issued by The Institute of Chartered Accountants of India (ICAI).
Use of estimates
The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities on the date of the financial statements and reported amounts of revenues and expenses during the period reported. Actual results could differ from those estimates.
Revenue recognition
Revenue from software development services comprises revenue from time and material and fixed-price contracts. Revenue from time and material contracts are recognized as related services are performed. Revenue from fixed-price, fixed-time frame contracts is recognized in accordance with the percentage of completion method.
Maintenance revenue is considered on acceptance of the contract and is accrued over the period of the contract.
Revenue from customer training, support and other services is recognised as the related services are performed.
Provision for estimated losses, if any, on incomplete contracts are recorded in the period in which such losses become probable based on the current contract estimates. ‘Unbilled revenues’ included in loans and advances represent cost and earnings in excess of billings as at the balance sheet date. ‘Unearned revenues’ included in current liabilities represent billing in excess of revenue recognised. Revenue from sale of products is recognised, in accordance with the sales contract, on dispatch from the factories/warehouse of the Company. Revenues from product sales are shown as net of excise duty, sales tax separately charged and applicable discounts.
Agency commission is accrued when shipment of consignment is dispatched by the principal.
Profit on sale of investments is recorded upon transfer of title by the Company and is determined as the difference between the sales price and the then carrying value of the investment.
Interest is recognized using the time-proportion method, based on rates implicit in the transaction.
Export incentives are accounted on accrual basis and include estimated realizable values/benefits from special import licenses and advance licenses.
Other income is recognized on accrual basis. Other income includes unrealized losses on short-term investments.
Warranty cost
The Company accrues the estimated cost of warranties at the time when the revenue is recognized. The accruals are based on the Company’s historical experience of material usage and service delivery costs.
Fixed assets, intangible assets and work-in-progress
Fixed assets are stated at historical cost less accumulated depreciation.
Interest on borrowed money allocated to and utilized for fixed assets, pertaining to the period up to the date of capitalization is capitalized. Assets acquired on hire purchase are capitalized at the gross value and interest thereon is charged to profit and loss account.
Intangible assets are stated at the consideration paid for acquisition less accumulated amortization.
Advances paid towards the acquisition of fixed assets outstanding as of each balance sheet date and the cost of fixed assets not ready for use before such date are disclosed under capital work-in-progress.
Lease payments under operating lease are recognised as an expense in the profit and loss account.
Goodwill
The goodwill arising on acquisition of a group of assets is not being amortised. It is tested for impairment on a periodic basis and written off if found impaired.
Investments
Long term investments are stated at cost less provision for diminution in the value of such investments. Diminution in value is provided for where the management is of the opinion that the diminution is of permanent nature. Short term investments are valued at lower of cost and net realizable value.

WIPRO LIMITED

Inventories
Finished goods are valued at cost or net realizable value, whichever is lower. Other inventories are valued at cost less provision for obsolescence. Small value tools and consumables are charged to consumption on purchase. Cost is determined using weighted average method.
Provision for retirement benefits
Gratuity - In accordance with applicable Indian laws, the Company provides for gratuity, a defined benefit retirement plan (Gratuity Plan). The Gratuity Plan provides a lump sum payment to vested employees, at retirement or termination of employment, an amount based on the respective employee’s last drawn salary and the years of employment with the Company. The Company contributes to the group gratuity scheme of Life Insurance Corporation of India (LIC).
Superannuation - Apart from being covered under the Gratuity Plan described above, the senior officers of the Company also participate in a defined contribution plan maintained by the Company. This plan is administered by the LIC. The Company makes annual contributions based on a specified percentage of each covered employee’s salary. The Company has no further obligations under the plan beyond its annual contributions.
Provident fund - In addition to the above benefits, employees receive benefits from a provident fund, a defined contribution plan. The employee and employer each make monthly contributions to the plan equal to 12% of the covered employee’s salary. A portion of the contribution is made to the Provident Fund trust managed by the Company, while the remainder of the contribution is made to the Governments’ Provident Fund. The Government mandates the annual yield to be provided to the employees on their corpus. The Company has an obligation to make good the shortfall, if any, between the yield on the investments of trust and the yield mandated by the Government.
Foreign currency transactions
The Company is exposed to currency fluctuations on foreign currency transactions. With a view to minimize the volatility arising from fluctuations in the currency rates, the Company follows established risk management policies, including the use of foreign exchange forward contracts and other derivative instruments.
As a part of the Risk Management Policies, the forward contracts are designated as hedge of highly probable forecasted transactions. The Accounting Standard (AS 11) on “The Effects of Changes on Foreign Exchange Rates”, amended with effect from April 1, 2004 provides guidance on accounting for forward contracts. In respect of forward contracts entered into to hedge foreign exchange risk of highly probable forecasted transactions, the ICAI has clarified that AS 11 is not applicable to exchange differences arising from such forward contracts. The premium or discount of such contracts is amortised over the life of the contract in accordance with AS 11 (revised).
Foreign currency transactions are recorded at the average rate for the month. Period-end balances of monetary foreign currency assets and liabilities are restated at the closing rate. The exchange difference arising from restatement or settlement is recognized in the profit and loss account.
In respect of forward contracts assigned to the foreign currency assets as on the balance sheet date, the proportionate premium/discount for the period upto the date of balance sheet is recognized in the profit and loss account. The exchange difference measured by the change in exchange rate between inception of forward contract and the date of balance sheet is applied on the foreign currency amount of the forward contract and recognized in the profit and loss account.
Exchange differences, including gains/losses on intermediary roll over/cancellation, of forward contracts designated as hedge of highly probable forecasted transactions are recognised in the profit and loss account in the period in which the forecasted transaction occurs. Realised/unrealised gains and losses on forward contracts and options not designated as hedges of forecasted transactions are accounted in the profit and loss account for the period.
Employee stock options
The Company measures the compensation cost relating to employee stock options using the intrinsic value method. The compensation cost is amortized on a straight line basis over the total vesting period of the stock options.
Fringe benefit tax
Consequent to the introduction of Fringe Benefit Tax (FBT) effective April 1, 2005, in accordance with the guidance note on accounting for fringe benefits tax issued by the ICAI, the Company has made provision for FBT under income taxes.
Income tax
The current charge for income taxes is calculated in accordance with the relevant tax regulations. Deferred tax assets and liabilities are recognised for the future tax consequences attributable to timing differences that result between the profit offered for income taxes and the profit as per the financial statements. Deferred tax in respect of timing differences which originate during the tax holiday period but reverse after the tax holiday period is recognised in the period in which the timing differences originate. For this purpose the timing difference which originates first is considered to reverse first. Deferred tax assets and liabilities are measured using the tax rates and tax

WIPRO LIMITED

laws that have been enacted or substantively enacted by the balance sheet date. The effect on deferred tax assets and liabilities of a change in tax rates is recognised in the period that includes the enactment/substantial enactment date. Deferred tax assets on timing differences are recognised only if there is a reasonable certainty that sufficient future taxable income will be available against which such deferred tax assets can be realised. However, deferred tax assets on the timing differences when unabsorbed depreciation and losses carried forward exist, are recognised only to the extent that there is virtual certainty that sufficient future taxable income will be available against which such deferred tax assets can be realised. Deferred tax assets are reassessed for the appropriateness of their respective carrying values at each balance sheet dates.
Research and development
Revenue expenditure on research and development is charged to Profit and Loss account and capital expenditure is shown as addition to fixed assets.
Earnings per share
The number of shares used in computing basic earnings per share is the weighted average number of shares outstanding during the period. The number of shares used in computing diluted earnings per share comprises the weighted average shares considered for deriving basic earnings per share, and also the weighted average number of equity shares that could have been issued on the conversion of all dilutive potential equity shares. The dilution is determined using the treasury stock method. Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. The number of shares and potentially dilutive equity shares are adjusted for any stock splits and bonus shares issues.
Cash flow statement
Cash flows are reported using indirect method, whereby net profits before tax is adjusted for the effects of transactions of a non-cash nature and any deferrals or accruals of past or future cash receipts or payments. The cash flows from regular revenue generating, investing and financing activities of the Company are segregated.
Provisions and contingent liabilities
The Company creates a provision when there is a present obligation as a result of an obligating event that probably requires an outflow of resources and a reliable estimate can be made of the amount of the obligation. A disclosure for a contingent liability is made when there is a possible obligation or a present obligation that may, but probably will not, require an outflow of resources. Where there is a possible obligation or a present obligation in respect of which the likelihood of outflow of resources is remote, no provision or disclosure is made.
Impairment of assets
The Company assesses at each balance sheet date whether there is any indication that an asset including goodwill may be impaired. If any such indication exists, the Company estimates the recoverable amount of the asset. If such recoverable amount of the asset or the recoverable amount of the cash generating unit to which the asset belongs to is less than its carrying amount, the carrying amount is reduced to its recoverable amount. The reduction is treated as an impairment loss and is recognised in the profit and loss account. If at the balance sheet date there is an indication that if a previously assessed impairment loss no longer exists, the recoverable amount is reassessed and the asset is reflected at the recoverable amount subject to a maximum of depreciated historical cost. In respect of goodwill the impairment loss will be reversed only when it was caused by specific external events and their effects have been reversed by subsequent external events.
NOTES TO ACCOUNTS
1. The following are the breakup for 1,425,754,267 (2005 : 703,570,522) shares as at March 31, 2006
i)	1,398,430,659 equity shares/American Depository Receipts (ADRs) (2005 : 692,537,085) have been allotted as fully paid bonus shares/ADRs by capitalisation of securities premium account and Capital Redemption Reserve.

ii)	1,325,525 equity shares (2005 : 1,325,525) have been allotted as fully paid-up, pursuant to a scheme of amalgamation, without payment being received in cash.

iii)	3,162,500 equity shares (2005 : 3,162,500) representing 3,162,500 American Depository Receipts issued during 2000-2001 pursuant to American Depository offering by the Company.

iv)	21,910,583 (2005 : 5,620,412) equity share issued pursuant to Employee Stock Option Plan.
2. Note on Reserves :
i)	Restricted stock units reserve represents charge to profit and loss account to be treated as securities premium at the time of allotment of shares.

WIPRO LIMITED

ii)	Additions to General Reserve include :

		(Rs. in Million)
		For the year ended March 31,
		2006	2005

a)	Transferred from profit and loss account	12,076.22	10,936.98
b)	Additional dividend paid for the previous year	(7.42)	—
c)	Adjustment on account of amalgamation [Refer note 19 (8)]	(3,257.30)	—

		8,811.50	10,936.98

3.	Estimated amount of contracts remaining to be executed on Capital account and not provided for is Rs. 1,714.22 Million (2005 : Rs. 1,118.68 Million).

4.	Contingent liabilities in respect of
i)	Disputed demands for excise duty, customs duty, income tax, sales tax and other matters Rs. 3,377.59 Million (2005 : Rs. 5,647.80 Million) [refer note 19(13)].

ii)	Performance and financial guarantees given by the Banks on behalf of the Company is Rs. 2,941.20 Million (2005 : Rs. 2,238.12 Million)

5.	i)	The Company has provided depreciation at the rates specified in Schedule XIV to the Companies Act, 1956, except in cases of the following assets, which are depreciated at commercial rates, which are higher than the rates specified in Schedule XIV. Depreciation over the years is provided up to total cost of assets.

	Depreciation rate applied	As per Schedule XIV
Class of Asset	%	%
Data processing equipment and software	50.00	16.21
Plant and machinery of ISP business	20.00	16.21
Furniture and fixtures	19.00	6.33
Electrical installations	19.00	4.75
Office equipment	19.00	4.75
Vehicles	24.00	9.50
ii)	Fixed assets individually costing Rs. 5,000/- or less are depreciated at 100%.
6.	As of March 31, 2006, forward contracts and options (including zero cost collars) to the extent of US$ 226 Million have been assigned to the foreign currency assets as on the balance sheet date. The proportionate premium/discount on the forward contracts for the period upto the date of balance sheet is recognized in the profit and loss account. The exchange difference measured by the change in exchange rate between inception of forward contract and the date of balance sheet is applied on the foreign currency amount of the forward contract and recognized in the profit and loss account.

Additionally, the Company has designated forward contracts and options to hedge highly probable forecasted transactions. The Company also designates zero cost collars to hedge the exposure to variability in expected future foreign currency cash inflows due to exchange rate movements beyond a defined range. The range comprises an upper and lower strike price. At maturity, if the exchange rate remains within the range the Company realizes the cash inflows at spot rate, otherwise the Company realizes the inflows at the upper or lower strike price.

The exchange differences on the forward contracts and gain/loss on options are recognized in the profit and loss account in the period in which the forecasted transaction is expected to occur. The premium/discount at inception of forward contracts is amortised over the life of the contract.

In certain cases, the Company has entered into forward contracts having a maturity earlier than the period in which the hedged transaction is forecasted to occur. The gain/loss on roll over/cancellation/expiry of such contracts is recognized in the profit and loss account in the period in which the forecasted transaction is expected to occur, till such time the same is accumulated and shown under Loans and Advances/Current liabilities.

In respect of option/forward contracts which are not designated as hedge of highly probable forecasted transactions, realized/unrealized gain or loss are recognized in the profit and loss account of the respective periods.

WIPRO LIMITED

As at March 31, 2006, the Company had forward/option contracts to sell US$ 438 Million in respect of highly probable forecasted transactions. The effect of marked to market and of any intermediary roll over/expiry of the said forward contracts is a gain of Rs. 131 Million. The final impact of such contracts will be recognized in the profit and loss account of the respective periods in which the forecasted transactions are expected to occur.

7.	During the year ended March 31, 2006, the Company made additional investments in Wipro Inc. and Wipro Holding Mauritius Limited, of Rs. 1,292 Million and Rs. 1,157 Million respectively. In December 2005, Wipro Inc. acquired mPower Software Services Inc. USA and its subsidiaries and Wipro Holdings UK Limited acquired NewLogic Technologies AG, Austria and its subsidiaries.

8.	In terms of the scheme of amalgamation approved by the Reserve Bank of India on February 11, 2006, the High Court of Karnataka on April 5, 2006, the Registrar of Companies, Mauritius on January 6, 2006 and the Ministry of Finance, Bermuda on March 28, 2006, Wipro BPO Solutions Limited, India, Spectramind Limited, Mauritius and Spectramind Limited, Bermuda amalgamated with the Company with effect from April 1, 2005. The Scheme of Amalgamation became effective from April 2006 pursuant to obtaining necessary approvals and filing with the Registrar of Companies. In accordance with the scheme, the merger becomes effective from the Appointed Date of 1 April, 2005. The Company has accounted for the amalgamation as amalgamation in the nature of merger under AS 14 – Accounting for amalgamation.

The following are the salient features of the scheme :
a)	Spectramind Limited, Bermuda is the wholly owned subsidiary of the Company. Spectramind Limited, Mauritius, a wholly owned subsidiary of Spectramind Limited, Bermuda is therefore a wholly owned subsidiary of the Company. All shares held in Spectramind Limited, Mauritius and Spectramind Limited, Bermuda were cancelled and extinguished.

b)	From the effective date of the scheme, the entire share capital of Wipro BPO Solutions Limited comprising of 31,023,567 shares of Rs. 10/- each held by the Company, 1 equity share of Rs. 10/- held by Spectramind Limited, Bermuda and 34,904,102 equity shares of Rs. 10/- each held by Spectramind Limited, Mauritius were cancelled and extinguished.

c)	All the assets and liabilities of Wipro BPO Solutions Limited, Spectramind Limited, Bermuda and Spectramind Limited, Mauritius are recorded in the books of the Company at their carrying amounts as on April 1, 2005.

d)	Pursuant to the scheme of amalgamation, the following amounts, being the balances in the Share Premium and General reserves has been recorded as an addition/adjustment to the Share Premium and General reserves of the Company.

(Rs in Million)

Share Premium	1,120.21
General Reserve	(3,257.30)

Total	(2,137.09)

e)	Total investments of Rs. 6,151 Million including Rs. 852 Million invested during the year in Wipro BPO Solutions Limited have been cancelled as a part of the amalgamation.
9.	In June 2004, the Company established Wipro Restricted Stock Unit Plan (WRSUP 2004) and Wipro ADS Restricted Stock Unit Plan (WARSUP 2004). The Company is authorized to issue upto 12,000,000 Restricted Stock Units (RSUs) under each plan to eligible employees.

The Company has been granting restricted stock units (RSUs) since October 2004. The RSUs generally vest equally at annual intervals over a five year period. The stock compensation cost is computed under the intrinsic value method and amortized on a straight line basis over the total vesting period of five years. As permitted by generally accepted accounting principles in the United States (US GAAP), the Company applies a similar straight line amortization method for financial reporting under US GAAP. The Company has been advised by external counsel that the straight line amortization over the total vesting period complies with the SEBI Employee Stock Option Scheme Guidelines 1999, as amended.

However, an alternative interpretation could result in amortization of the cost on an accelerated basis. Under this approach, the amortization in the initial years would be higher with a lower charge in subsequent periods (though the overall charge over the full vesting period will remain the same). If the Company were to amortize the cost on an accelerated basis, profit before taxes and profit after tax for the year ended March 31, 2006 would have been lower by Rs. 490 Million & Rs. 449 Million respectively. Similarly, the profit before taxes and profit after tax for the year ended March 31, 2005 would have been lower by Rs. 443 Million and Rs. 409 Million respectively. This would effectively increase the profit before and after tax in later years by similar amounts.

The Company is awaiting further clarification on the matter.

10.	From time to time, in the normal course of business, the Company transfers accounts receivables and employee advances (financials assets) to banks. Under the terms of the arrangements, the Company surrenders control over the financial assets and accordingly the transfers are recorded as sale of financial assets. The sale of financial assets may be with or without recourse. Under arrangements with recourse, the Company is obligated to repurchase the uncollected financial assets, subject to limits specified in the agreement with the banks. Additionally, the Company retains servicing responsibility for the transferred financial assets.

WIPRO LIMITED

Gains and losses on sale of financial assets are recorded based on the carrying value of the financial assets, fair value of servicing liability and recourse obligations. Loss/Profit on sale is recorded at the time of sale.

During the year ended March 31, 2006, the Company transferred financial assets of Rs. 223.04 Million under such arrangements. This transfer resulted in loss of Rs. 3.6 Million. The maximum amount of recourse obligation in respect of this transfer is limited to 10% of the value of financial assets transferred under the arrangement.

11.	The Company has instituted various Employee Stock Option Plans. The compensation committee of the board evaluates the performance and other criteria of employees and approves the grant of options. These options vest with employees over a specified period subject to fulfillment of certain conditions. Upon vesting, employees are eligible to apply and secure allotment of Company’s shares at a price determined on the date of grant of options. The particulars of options granted under various plans are tabulated below. (The number of shares in the table below is adjusted for any stock splits and bonus shares issues).
Stock option activity under the 1999 Plan is as follows :

	Year ended March 31, 2006
				Weighted-
			Weighted-	average
		Range of	average	remaining
	Shares arising	exercise prices	exercise price	contractual life
	out of options	(Rs.)	(Rs.)	(months)

Outstanding at the beginning of the period	4,201,953	171 - 181	181	6
	9,939,724	309 - 421	311	14

Forfeited during the period	(40)	171 - 181	181	—
	(224,530)	309 - 421	309	—

Exercised during the period	(4,110,491)	171 - 181	181	—
	(5,056,811)	309 - 421	310	—

Lapsed during the period	(91,422)	309 - 421	181	—

Outstanding at the end of the period	—	171 - 181	—	—

	4,658,383	309 - 421	312	3

Exercisable at the end of the period	—	171 - 181	—	—
	4,658,383	309 - 421	312	3

Stock option activity under the 2000 Plan is as follows :

	Year ended March 31, 2006
				Weighted
			Weighted	average
		Range of	average	remaining
	Shares arising	exercise prices	exercise price	contractual life
	out of options	(Rs.)	(Rs.)	(months)

Outstanding at the beginning of the period	392,896	172 - 256	231	33
	26,180,498	265 - 396	267	35
	12,661,148	397 - 458	399	18

Forfeited during the period	(18,000)	172 - 256	229	—
	(790,554)	265 - 396	267	—
	(831,625)	397 - 458	398	—

Exercised during the period	(82,320)	172 - 256	221	—
	(5,243,687)	265 - 396	266	—
	(1,929,556)	397 - 458	397	—

Outstanding at the end of the period	292,576	172 - 256	233	21
	20,146,257	265 - 396	267	23
	9,899,967	397 - 458	399	7

Exercisable at the end of the period	186,732	172 - 256	233	24
	16,165,662	265 - 396	267	26
	9,899,967	397 - 458	399	10

WIPRO LIMITED

Stock option activity under the 2000 ADS Plan is as follows :

	Year ended March 31, 2006
				Weighted
			Weighted	average
		Range of	average	remaining
	Shares arising	exercise prices	exercise price	contractual life
	out of options	$	$	(months)

Outstanding at the beginning of the period	404,550	3.46 - 5.01	4.35	30
	2,030,700	5.82 - 6.90	6.50	21

Forfeited during the period	(48,000)	3.46 - 5.01	4.00	—
	(180,000)	5.82 - 6.90	6.07	—

Exercised during the period	(117,650)	3.46 - 5.01	4.45	—
	(641,858)	5.82 - 6.90	6.53	—

Outstanding at the end of the period	238,900	3.46 - 5.01	4.38	19
	1,208,842	5.82 - 6.90	6.50	12

Exercisable at the end of the period	176,938	3.46 - 5.01	4.33	19
	911,621	5.82 - 6.90	6.45	12

Stock option activity under WRSUP 2004 plan is as follows :

	Year ended March 31, 2006
			Weighted
			average
		Exercise	remaining
	Shares arising	prices	contractual life
	out of options	(Rs.)	(months)

Outstanding at the beginning of the period	9,519,656	2	66

Granted during the year	55,500	2	72

Forfeited during the period	(694,572)	2	—
Exercised during the period	(1,282,410)	2	—

Outstanding at the end of the period	7,598,174	2	54

Exercisable at the end of the period	518,321	2	54

Stock option activity under WARSUP 2004 plan is as follows :

	Year ended March 31, 2006
			Weighted
			average
		Exercise	remaining
	Shares arising	prices	contractual life
	out of options	$	(months)

Outstanding at the beginning of the period	1,536,100	0.02	66

Exercised during the period	(148,440)	0.02	—
Forfeited during the period	(386,940)	0.02	—

Outstanding at the end of the period	1,000,720	0.02	54

Exercisable at the end of the period	116,400	0.02	54

WIPRO LIMITED

12. The breakup of accumulated net deferred tax asset is given below :

	(Rs. in Million)
	As at March 31,
	2006	2005

Deferred tax assets :
Allowance for doubtful debts	105.43	134.08
Property plant and equipment — Depreciation differential	52.14	(27.00)
Accrued expenses	223.81	211.48

	381.38	318.56

13.	The Company had received demands from the Indian income tax authorities for the financial years 2000-01 & 2001-02 aggregating to Rs. 5,231.72 Million. The tax demands were primarily on account of denial of deduction claimed by the Company under Section 10A of the Income Tax Act 1961 (Act), in respect of profits earned by its undertakings in Software Technology Park at Bangalore. The Company had appealed against the said demands. In March 2006, the first Income tax appellate authority substantially upheld the deductions claimed by the Company under Section 10A of the Act, which will vacate a substantial portion of the demands for these years.

In March 2006, the Company received an assessment order for financial year 2002-03 on the similar lines of the earlier two financial years. The order has demanded a tax of Rs. 2,868.77 Million (including interest of Rs.750.38 Million). The Company will file an appeal against the assessment order within the prescribed statutory time.

Considering the facts and nature of disallowance, the order of the appellate authority upholding the claims of the Company for financial years 2000-01 & 2001-02, the management believes that the final outcome of the dispute should be positive in favour of the Company and there should not be any material impact on the financial statements.

14.	Provision for taxation comprises of following :
(i)	Rs. 1,571.96 Million (2005 : Rs. 1,133.65 Million) in respect of foreign taxes.

(ii)	Rs. 1,392.37 Million (2005 : Rs. 1,479.97 Million) in respect of Indian Income Tax, which includes write back of Rs. 338.48 Million (2005 : provision of Rs. 70.55 Million) in respect of earlier years and a deferred tax benefit of Rs. 62.82 Million (2005 : Deferred tax benefit of Rs.3.02 Million)

(iii)	Rs. 7.5 Million (2005 : Rs. 8.40 Million) in respect of Wealth Tax which includes provision of Rs. Nil (2005 : Rs. 3.40 Million) in respect of earlier years.

(iv)	Rs. 227.67 Million (2005 : Nil) on account of Fringe Benefit Tax.
15.	In August 2005, the Company recorded a bonus issue in the ratio of one additional equity share or ADS for every equity share or ADS held.
16.	The Company publishes standalone financials statements along with the consolidated financial statements in the annual report.

In accordance with Accounting Standard 17, Segment Reporting, the Company has disclosed the segment information in the consolidated financial statements.

17.	A reconciliation of equity shares used in the computation of basic earnings per share is set out below :

	Year ended March 31,
	2006	2005

Weighted average equity shares outstanding	1,414,378,034	1,383,663,937
Share held by a controlled trust	7,872,060	7,890,435
Weighted average equity shares for computing basic EPS	1,406,505,974	1,391,554,372
Dilutive impact of employee stock options	21,409,926	12,779,884
Weighted average equity shares for computing diluted EPS	1,427,915,724	1,404,334,256
Net income considered for computing diluted EPS	20,204.81	14,948.21
18.	The Company leases office and residential facilities under cancelable and non-cancelable operating lease agreements that are renewable on a periodic basis at the option of both the lessor and the lessee. Rental payments under such leases are Rs. 848.85 Million for the years ended March 31, 2006.

WIPRO LIMITED

Details of contractual payments under non-cancelable leases are given below :

(Rs. in Million)
Year ended March 31, 2006
Lease rentals recognised during the period	257.99

(Rs. in Million)
Lease obligations	As at March 31, 2006
Within one year of the balance sheet date	395.61
Due in a period between one year and five years	1,346.00
Due after 5 years	1,254.27

2,995.88

19.	The movement in warranty obligations is given below :

(Rs. in Million)
Balance as at March 31, 2005	462.33
Additional provision during the year	588.28
Utilised during the year	(331.44)

Balance as at March 31, 2006	719.17

20.	The movement in provision for doubtful debts and advances is given below :

	(Rs. in Million)
	As at March 31,
	2006	2005

Balance as at the opening period	876.56	792.62
Additional provision during the year, net of collections	253.44	120.02
Bad debts charged to provision during the year	(31.79)	(36.08)
Balance as at the closing period	1,098.21	876.56
21. The following are the entities with whom the Company has related party transactions :

Subsidiaries	Affiliates	Entities controlled by Directors

Wipro Infrastructure Engineering Limited	Wipro GE Medical Systems	Azim Premji Foundation *
Wipro Inc.	Private Limited
Enthink Inc.	WeP Peripherals Limited	Hasham Premji (partnership firm) *
Wipro Japan KK
Wipro Chandrika Limited
Wipro Trademarks Holding Limited
Wipro Travel Services Limited
Wipro HealthCare IT Limited
Spectramind Inc
Wipro Holdings (Mauritius) Limited
Wipro Holdings (UK) Limited
Wipro Technologies UK Limited
Wipro Consumer Care Limited
Cygnus Nigri Investments Private Limited
Wipro Shanghai Limited
mPower software Services Inc.
mPower Software Services (India) Private Limited

WIPRO LIMITED

Mpact Technologies Services Private Limited
BVPENTE Beteiligungsverwaltung GMBH
New Logic Technologies AG
New Logic Technologies Inc.
New Logic Technologies SARL
New Logic Technologies S.A.
Wipro Equity Reward Trust

* Major share holder or director has control over these entities
a)	The Company has the following transactions with the following related parties.

	(Rs. in Million)
	Year ended March 31,
	2006	2005

Wipro GE Medical Systems Private Limited
Revenues from sale of computer equipment and services	114.01	111.68
Rent, travel and related expenses	—	1.61
Purchase of Software	—	0.45

WeP Peripherals Limited
Revenues from sale of computer equipment and services	19.67	10.48
Payments for services	2.37	7.50
Purchase of printers	118.88	176.79

Wipro Trademarks Holding Limited
Payment of license fee	0.05	—

Azim Premji Foundation
Revenues from sale of computer equipment and services	3.64	6.71

Wipro Japan KK
Software development services provided	16.17	19.55
Remuneration paid for marketing services received	159.27	96.37

Wipro Shanghai Limited
Software development services provided	40.34	15.91

Wipro Holdings Mauritius Limited
Professional fees	0.28	—

Wipro Travel Services Limited
Commission paid	25.12	10.28

Wipro Inc.
Software development services provided	880.45	214.54
Software development services received	276.32	8.33

Wipro HealthCare IT Limited
Revenues from sale of computer equipment and services	7.66	1.78

Wipro Chandrika Limited
Inter corporate deposit (loan) given	5.25	273.01
Interest receivable	16.38	12.98
Dues received	—	0.18

Cygnus Negri Investments Private Limited
Payment of lease rentals	0.48	0.48

Wipro Infrastructure Engineering Limited
Revenues from sale of computer equipment and services	6.49	7.73
Lease rent — land and building	2.18	2.18
Furniture and work stations	1.10	3.83
Lighting products	0.31	0.22
Others	2.47	2.90

WIPRO LIMITED

	(Rs. in Million)
	Year ended March 31,
	2006	2005

Wipro Technologies UK Limited
Inter corporate advances	97.75	82.14

Wipro Equity Reward Trust
Dividend paid	19.73	39.01

Spectramind Inc.
Inter corporate advances	116.79	—

Chairman
Payment of lease rentals	1.13	1.13

Payment to non executive directors :
Dr Ashok Ganguly	1.10	0.80
Narayan Vaghul	1.50	0.80
Prof. Eisuke Sakakibara	Yen 2.40	Yen 4.80
Dr. Jagdish N Sheth	$0.04	$0.03
P M Sinha	1.00	1.00
B C Prabhakar	0.55	0.40
b)	The following is the listing of receivable from and payable to related parties as on the balance sheet date.

	(Rs. in Million)
	As of March 31,
	2006	2005

Receivables :
WeP Peripherals Limited	—	1.09
Wipro GE Medical Systems Private Limited	51.70	56.47
Azim Premji Foundation	0.69	6.71
Wipro HealthCare IT Limited	35.12	26.45
Wipro Infrastructure Engineering Limited	4.89	—
Wipro Japan KK	—	14.91
Wipro Inc.	319.14	165.50
Enthink Inc.	40.98	40.15
Wipro Shanghai Limited	58.83	16.59
Wipro Chandrika Limited	301.23	273.01
Wipro Holdings Mauritius Limited	0.59	0.30
Wipro Technology UK limited	179.89	82.14
Wipro BPO Solutions Limited	—	279.58
Spectramind Inc.	116.79	—
Cygnus Negri Investments Private Limited	2.04	2.00

Payables :
WeP Peripherals Limited	34.66	—
Wipro Japan KK	3.08	—
Wipro Travel Services Limited	32.46	23.99
Wipro Infrastructure Engineering Limited	—	1.77
Wipro Equity Reward Trust	340.98	340.98
Wipro Trademarks Holding Limited	0.04	—
Wipro Consumer Care Limited	0.77	0.77

WIPRO LIMITED

22.	Computation of net profit in accordance with section 198 read with section 349 of the Companies Act, 1956.

		(Rs. in Million)
		For the year ended March 31,
		2006	2005

	Profit before taxation	23,404.30	17,570.23
Add :	Depreciation as per accounts	2,922.56	1,859.67
	Managerial Remuneration	74.99	106.89
	Provision for doubtful debts/Advances	253.44	122.90
Less :	Depreciation as per section 350	2,922.56	1,859.67
	Bad debts written off	31.79	7.35
	Gain on sale of real estate property	—	108.90
	Profit on sale of Investment	237.72	35.59
	Net profit for section 198 of the Companies Act, 1956	23,463.22	17,648.18
	Commission payable to :
	Azim Premji, Chairman	17.44	17.65
	Vivek Paul, Vice Chairman (pro-rata)	33.85	52.94
	Total	51.29	70.59
	Managerial remuneration* comprises of :
	Salaries and allowances	14.67	23.75
	Commission	51.29	70.59
	Pension Contribution	6.57	8.04
	Contribution to Provident Fund	0.36	0.30
	Perquisites	2.01	4.12
	Directors Fees	0.09	0.09

	Total	74.99	106.89

*	Stock compensation cost amounting to Rs. 6.49 Million has not been considered in the managerial remuneration computation.
23.	SSI dues outstanding for a period in excess of 30 days as on March 31, 2006 are given below;

Name of the Supplier	Rs. in Million

Prospect Industries	1.79
Har-hal Plastic Engineering Pvt.	0.04
Fabionix (India) Pvt. Ltd.	0.26
Everlite Industries	1.90
Ash & Alain	0.28
Astra Lighting Limited	0.15
Brighten Technology Development Ltd	0.25
Concord Lighting	0.04
Magnametal And Mill Store	0.08
Vijay’s Oriental Acade	0.03
Blue Diamond Leders	0.28
Kasa Electric Components P Ltd	0.45
Prachi Industries	0.58
Kameshwari Packagings	2.19
Chinmaya Industries	0.05

Grand Total	8.37

24.	Corresponding figures for previous periods presented have been regrouped, where necessary, to confirm to the current period classification.

WIPRO LIMITED

ADDITIONAL INFORMATION PURSUANT TO THE PROVISIONS OF PART II OF SCHEDULE VI TO THE COMPANIES ACT 1956
i)	Licensed/registered/installed capacities

			Licensed Capacity		Installed Capacity @
	Unit		March 31,	March 31,	March 31,	March 31,
			2006	2005	2006	2005

Vanaspati/Hydrogenated oils	TPA	*	144,000	144,000	45,000	45,000
Toilet soaps	TPA	*	64,000	64,000	47,930	47,930
Leather shoe uppers, leather shoes and allied articles	Pairs/Nos. (1000s) p.a. in lakhs		750	750	750	750
Fatty acids	T PA	*	20,000	20,000	20,000	20,000
Glycerine	T PA	*	2,000	2,000	1,800	1,800
GLS lamps	000s		50,000	50,000	50,000	50,000
TL shells	000s		12,694	12,694	12,694	12,694
Fluorescent tube lights	000s		10,694	10,694	10,694	10,694
CFL	Nos. in 000’s		6,658	6,658	6,658	6,658
Mini computers/micro processor based systems and data communication systems	N PA	#	180,000	180,000	180,000	180,000

@	Installed capacities are as per certificate given by management on which auditors have relied.

*	TPA indicates tons per annum

#	NPA indicates nos. per annum
ii)	Production

		March 31,	March 31,
		2006	2005

	Unit	Quantity	Quantity
Mini computers/micro processor based systems and data communication systems	Nos.	104,748	87,285
Toilet soaps	Tons	38,404	32,178
Vanaspati/hydrogenated oils	Tons	5,257	4,466
Shoe uppers and full shoes (pairs)	000s	375	293
Fluorescent tube lights		9,283	11,564
Fatty acids ($)	Tons	20,767	18,277
Glycerine	Tons	919	753

#	Includes samples and shortages

$	Includes 20,802 (2005: 18,286) used for own consumption

WIPRO LIMITED

iii)	Value of imported and indigenous materials consumed

	March 31, 2006		March 31, 2005
	%	Rs. in Mn	%	Rs. in Mn

Raw materials
Imported	62	3,740.11	51	3,070.89
Indigenous	38	2,280.19	49	2,903.81

	100	6,020.30	100	5,974.70

Stores and spares
Imported	—	0.36	5	15.42
Indigenous	100	387.26	95	293.37

	100	387.62	100	308.79

iv)	Value of imports on CIF basis

(Does not include value of imported items locally purchased)

	(Rs. in Million)
	March 31,	March 31,
	2006	2005

Raw materials, components and peripherals	3,863.77	3,207.27
Stores and spares	0.06	30.08

	3,863.83	3,237.35

v)	Expenditure in foreign currency

	(Rs. in Million)
	March 31,	March 31,
	2006	2005

Traveling and onsite allowance	22,899.40	16,891.92
Interest	9.37	3.72
Royalty	224.83	236.22
Professional fees	1,247.93	716.79
Subcontracting charges	3,292.24	1,213.86
Dividend *	51.54	98.16
Others	3,143.06	3,138.98

	30,868.37	22,299.65

*	Amount remitted in foreign currency on account of payment of dividend

	March 31,	March 31,
	2006	2005

Net amount remitted	51.54	98.16
Number of shares held by non-resident shareholders	10,308,275	3,384,813
Financial year to which Dividend relates	2004-2005	2003-2004

WIPRO LIMITED

vi)	Earnings in foreign exchange

	(Rs. in Million)
	March 31,	March 31,
	2006	2005

Export of goods on F.O.B basis	154.53	102.47
Services	70,364.87	53,342.41
Agency commission	313.54	292.02

	70,832.94	53,736.90

Pursuant to the exemption granted by the Department of Company Affairs, Government of India, vide circular no. 46/35/2006-CL-III, the Company has been exempted from the disclosure requirements of Para 3(i)(a) and Para 3(ii)(a)(1) & (2) of Part II of Schedule VI to the Companies Act, 1956.

WIPRO LIMITED

ADDITIONAL INFORMATION PURSUANT TO THE PROVISIONS OF PART IV OF SCHEDULE VI TO THE COMPANIES ACT, 1956
BALANCE SHEET ABSTRACT AND THE COMPANY’S GENERAL BUSINESS PROFILE

I	Registration Details
	Registration No.	20800		State Code	08
	Balance Sheet Date	31st March 2006

II	Capital raised during the year	(Rs. in Million	)
	Public issue	Nil
	Rights issue	Nil
	Bonus issue	Nil
	Issue of shares on exercise of
	Employee Stock Options	4,492.47
	American Depository Offering	211.14

III	Position of mobilisation of and deployment of funds	(Rs. in Million	)

	Total Liabilities	64,780.99		Total Assets	64,780.99
	Sources of funds			Application of Funds
	Paid-up capital	2,851.51		Goodwill	85.54
	Share application money pending			Net Fixed Assets	17,306.10
	allotment	74.86		Investments	34,592.03
	Reserves and Surplus	61,353.01		Deferred tax assets	381.38
	Secured Loans	450.58		Net Current Assets	12,501.48
	Unsecured Loans	51.03

IV	Performance of the Company	(Rs. in Million	)
	Turnover	103,795.26
	Total Expenditure	80,390.96
	Profit before Tax	23,404.30
	Profit after Tax	20,204.80
	Earnings per share (basic)	14.37
	Dividend	250%

V	Generic names of three principal products/services of the Company (as per monetary terms)
	i) Item code no (ITC Code)	84713010
	Product description	Personal Computer

	ii) Item code no (ITC Code)	85249113
	Product description	I.T. Software

	iii) Item code no (ITC Code)	15162011
	Product description	Vegetable fats and oils (Edible Grade)

For and on behalf of the Board of Directors

Azim Hasham Premji	B.C. Prabhakar
Chairman	Director

Suresh C. Senapaty	V. Ramachandran
Executive Vice President	Company Secretary
& Chief Financial Officer

WIPRO LIMITED — CONSOLIDATED

AUDITORS’ REPORT TO THE BOARD OF DIRECTORS ON THE CONSOLIDATED FINANCIAL STATEMENTS OF WIPRO LIMITED AND ITS SUBSIDIARIES
We have audited the attached consolidated balance sheet of Wipro Limited (‘the Company’) and subsidiaries (collectively called ‘the Wipro Group’) as at 31 March 2006, the consolidated profit and loss account and the consolidated cash flow statement for the quarter and year ended on that date, annexed thereto. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
We report that the consolidated financial statements have been prepared by the Company’s management in accordance with the requirements of Accounting Standard (AS) 21, Consolidated Financial Statements, issued by the Institute of Chartered Accountants of India.
Without qualifying our opinion, we draw attention to Note 10 of the Notes to Accounts. The Company has granted Restricted Stock Units (RSU’s) since October 2004. The stock compensation cost is computed under the intrinsic value method and amortized on a straight line basis over the total vesting period of five years. An alternative interpretation could require amortization of cost on an accelerated basis. If the Company were to amortize the cost on an accelerated basis, profit before taxes and profit after tax for quarter and year ended March 31, 2006 would have been lower by Rs 28 million, Rs 24 million and Rs 490 million, Rs 449 million respectively. Similarly, the profit before taxes and profit after tax for the year ended March 31, 2005 would have been lower by Rs 443 million and Rs 409 million respectively.
In our opinion and to the best of our information and according to the explanations given to us, the said accounts give a true and fair view in conformity with the accounting principles generally accepted in India:
(a)	in the case of the consolidated balance sheet, of the state of affairs of the Wipro Group as at 31 March 2006;

(b)	in the case of the consolidated profit and loss account, of the profit of the Wipro Group for the quarter and year ended on that date; and

(c)	in the case of the consolidated cash flow statement, of the cash flows of the Wipro Group for the quarter and year ended on that date.
for BSR & Co.
Chartered Accountants
Jamil Khatri
Partner
Membership No. 102527
Bangalore
6 May 2006

WIPRO LIMITED — CONSOLIDATED

CONSOLIDATED BALANCE SHEET

			(Rs. in Million)
		As of March 31,
SOURCES OF FUNDS	Schedule	2006	2005

Shareholders’ Funds
Share capital	1	2,851.51	1,407.14
Share application money pending allotment		74.86	12.05
Reserves and surplus	2	63,200.82	51,407.11

		66,127.19	52,826.30

Loan Funds
Secured loans	3	450.58	215.89
Unsecured loans	4	306.68	405.03

		757.26	620.92

Minority interest			265.33

		66,884.45	53,712.55

APPLICATION OF FUNDS
Fixed Assets
Goodwill [refer note 19 (3)]		3,528.34	5,663.16
Gross block	5	24,815.60	20,899.63
Less : Accumulated depreciation		12,910.14	9,951.77

Net block		11,905.46	10,947.86
Capital work-in-progress and advances		6,248.52	2,603.85

		21,682.32	19,214.87

Investments	6	30,812.31	23,504.93

Deferred Tax Assets		593.50	495.00
Current Assets, Loans and Advances
Inventories	7	2,064.61	1,747.25
Sundry debtors	8	21,271.58	15,518.30
Cash and bank balances	9	8,857.70	5,713.57
Loans and advances	10	10,372.87	5,562.85

		42,566.76	28,541.97

Less : Current Liabilities and Provisions
Liabilities	11	18,526.94	12,742.08
Provisions	12	10,243.50	5,302.14

		28,770.44	18,044.22

Net Current Assets		13,796.32	10,497.75

		66,884.45	53,712.55

Significant accounting policies and notes to accounts	19
The schedules referred above form an integral part of the consolidated balance sheet

for BSR & Co.,	For and on behalf of the Board of Directors
Chartered Accountants
	Azim Hasham Premji	B.C. Prabhakar
Jamil Khatri	Chairman	Director
Partner
Membership No. 102527

	Suresh C. Senapaty	V. Ramachandran
	Executive Vice President	Company Secretary
Bangalore	& Chief Financial Officer
May 06, 2006

WIPRO LIMITED — CONSOLIDATED

CONSOLIDATED PROFIT AND LOSS ACCOUNT

				(Rs. in Million, except share data)
		Quarter ended March 31,		Year ended March 31,
	Schedule	2006	2005	2006	2005

INCOME
Gross sales & services		30,923.29	23,178.25	106,804.56	82,330.25
Less : Excise duty		204.50	166.94	775.36	724.70

Net sales and services		30,718.79	23,011.31	106,029.20	81,605.55
Other income	13	821.82	313.29	1,535.52	944.79

		31,540.61	23,324.60	107,564.72	82,550.34

EXPENDITURE
Cost of sales and services	14	21,088.05	15,722.89	71,484.05	54,081.41
Selling and marketing expenses	15	1,910.89	1,483.29	7,002.66	5,638.13
General and administrative expenses	16	1,427.34	1,093.53	5,264.75	3,826.91
Interest	17	7.07	6.09	34.95	56.12

		24,433.35	18,305.80	83,786.41	63,602.57

PROFIT BEFORE TAXATION		7,107.26	5,018.80	23,778.31	18,947.77
Provision for taxation including FBT		983.42	714.74	3,390.98	2,749.59

PROFIT AFTER TAXATION		6,123.84	4,304.06	20,387.33	16,198.18

PROFIT BEFORE MINORITY INTEREST/ SHARE IN EARNINGS OF AFFILIATES }		6,123.84	4,304.06	20,387.33	16,198.18

Minority interest			(16.02)	(1.40)	(88.12)
Share in earnings of Affiliates		54.81	42.36	287.97	175.33

PROFIT FOR THE PERIOD		6,178.65	4,330.40	20,673.90	16,285.39

Appropriations
Proposed dividend				7,128.77	3,478.84
Tax on dividend				999.81	493.38

TRANSFER TO GENERAL RESERVE		6,178.65	4,330.40	12,545.32	12,313.17

EARNINGS PER SHARE — EPS
(PY : Adjusted EPS for bonus issue in ratio of 1:1)
Equity shares of par value Rs. 2/- each
Basic (in Rs.)		4.37	3.10	14.70	11.70
Diluted (in Rs.)		4.29	3.05	14.48	11.60
Number of shares for calculating EPS
(PY : Adjusted for bonus issue in ratio of 1:1)
Basic		1,414,449,258	1,397,466,896	1,406,505,974	1,391,554,372
Diluted		1,439,160,585	1,418,374,046	1,427,915,724	1,404,334,256

Significant accounting policies and notes to accounts	19
The schedules referred above form an integral part of the consolidated profit and loss account

As per our report attached	For and on behalf of the Board of Directors
for BSR & Co.,
Chartered Accountants	Azim Hasham Premji	B.C. Prabhakar
	Chairman	Director

Jamil Khatri
Partner
Membership No. 102527	Suresh C. Senapaty	V. Ramachandran
	Executive Vice President	Company Secretary
& Chief Financial Officer
Bangalore
May 06, 2006

WIPRO LIMITED — CONSOLIDATED

	(Rs. in Million, except share data)
	As of March 31,
	2006	2005

SCHEDULE 1 SHARE CAPITAL

Authorised capital
1,650,000,000 (2005 : 750,000,000) equity shares of Rs. 2 each	3,300.00	1,500.00
25,000,000 (2005 : 25,000,000) 10.25 % redeemable cumulative preference shares of Rs. 10 each	250.00	250.00

	3,550.00	1,750.00

Issued, subscribed and paid-up capital
1,425,754,267 (2005 : 703,570,522) equity shares of Rs. 2 each [refer note 19 (1)]	2,851.51	1,407.14

	2,851.51	1,407.14

	As of March 31,
	2006	2005

SCHEDULE 2 RESERVES AND SURPLUS
Capital reserve
Balance brought forward from previous period	9.50	9.50
Add : Acquisition of minority interest in Wipro Infrastructure Engineering Limited (formerly known as Wipro Fluid Power Limited)	37.59

	47.09	9.50

Capital redemption reserve
Balance brought forward from previous period	250.04	250.04
Less : Amount utilised for bonus shares	250.04	—

		250.04

Securities premium account
Balance brought forward from previous period	9,299.05	6,732.28
Add : Exercise of stock options by employees	5,120.88	2,566.77
Add : Amalgamation of Wipro BPO Solutions Limited,	1,120.21	—
Spectramind Bermuda and Spectramind Mauritius
Less : Amount utilised for bonus shares	1,161.75	—

	14,378.39	9,299.05

Translation reserve	(111.21)	(130.91)

Restricted stock units reserve
Employees Stock Options Outstanding	2,731.75	3,529.12
Less : Deferred Employee Compensation Expense	2,202.42	3,183.50

	529.33	345.62

General reserve
Balance brought forward from the previous period	41,633.81	30,251.90
Additions [refer Note 19 (2)]	6,723.41	12,313.17
Less : Amount utilised for bonus shares		931.26

	48,357.22	41,633.81

Summary of reserves and surplus
Balance brought forward from previous period	51,407.11	37,083.97
Additions	13,205.50	15,254.40
Deletions	1,411.79	931.26

	63,200.82	51,407.11

WIPRO LIMITED — CONSOLIDATED

	(Rs. in Million)
	As of March 31,
	2006	2005

SCHEDULE 3 SECURED LOANS

Cash credit facility from banks	448.90	214.21

Development loan from Karnataka Government	1.68	1.68

	450.58	215.89

	(Rs. in Million)
	As of March 31,
	2006	2005

SCHEDULE 4 UNSECURED LOANS

Cash credit facility — overseas	255.65	349.76

Other loans

Interest free loan from State Governments	49.78	54.02

Others	1.25	1.25

	306.68	405.03

WIPRO LIMITED — CONSOLIDATED

SCHEDULE 5 FIXED ASSETS

										(Rs. in Million)
	GROSS BLOCK				ACCUMULATED DEPRECIATION				NET BLOCK
	As on			As on	As on	Depreciation		As on	As on	As on
	April 1,		Deductions/	March 31,	April 1,	for the	Adjustments/	March 31,	March 31,	March 31,
PARTICULARS	2005	Additions	adjustments	2006	2005	period	Deductions	2006	2006	2005

Land	1,268.52	76.51	—	1,345.03	—	—	—	—	1,345.03	1,268.52
Buildings	3,893.46	611.04	0.56	4,503.94	328.49	65.41	0.15	393.75	4,110.19	3,564.97
Plant & machinery	11,806.06	2,451.46	22.84	14,234.68	7,582.37	2,203.27	15.56	9,770.08	4,464.60	4,223.69
Furniture, fixture and equipments	2,513.85	568.98	75.50	3,007.33	1,498.34	539.21	45.21	1,992.34	1,014.99	1,015.51
Vehicles	1,053.28	415.70	144.67	1,324.31	501.02	243.64	77.14	667.52	656.79	552.26
Technical know-how	10.38	34.35	—	44.73	10.38	23.66	—	34.04	10.69	—
Patents, trade marks and rights	354.08	1.50	—	355.58	31.17	21.24	—	52.41	303.17	322.91

	20,899.63	4,159.54	243.57	24,815.60	9,951.77	3,096.43	138.06	12,910.14	11,905.46	10,947.86

Previous year - 31 March 2005	15,607.11	5,455.65	163.13	20,899.63	7,599.48	2,456.24	103.95	9,951.77	10,947.86

WIPRO LIMITED — CONSOLIDATED

		(Rs. in Million)
	As of March 31,
	2006	2005

SCHEDULE 6 INVESTMENTS
Investment — Long Term
Investment in Affiliates
Wipro GE Medical Systems Private Limited (refer note below)	765.91	506.75
WeP Peripherals Ltd.	216.41	201.72

	982.32	708.47

Other Investment — unquoted	13.05	12.60
Current investments
Investments in Indian money market mutual funds	29,814.24	22,627.69
Investment overseas — trust funds/others	—	156.17
Investment — others	2.70	—

	29,816.94	22,783.86

	30,812.31	23,504.93

Note:	Equity investments in this company carry certain restrictions on transfer of shares that is normally provided for in shareholders’ agreements

		(Rs. in Million)
	As of March 31,
	2006	2005

SCHEDULE 7 INVENTORIES
Raw materials	692.01	688.77
Stock in process	288.73	212.51
Finished goods	885.85	666.56
Stores and spares	198.02	179.41

	2,064.61	1,747.25

Basis of stock valuations :
i)	Raw materials, stock in process and stores & spares at or below cost.

ii)	Finished goods at cost or net realizable value, whichever is lower.
SCHEDULE 8 SUNDRY DEBTORS
(Unsecured)

Debts outstanding for a period exceeding six months
Considered good	815.63	654.35
Considered doubtful	1,115.78	846.54

	1,931.41	1,500.89

Others
Considered good	20,455.95	14,863.95

	20,455.95	14,863.95

Less : Provision for doubtful debts	1,115.78	846.54

	21,271.58	15,518.30

WIPRO LIMITED — CONSOLIDATED

		(Rs. in Million)
	As of March 31,
	2006	2005

SCHEDULE 9 CASH AND BANK BALANCES
Cash and cheques on hand	399.82	109.14
Bank balances (including Deposits)	8,457.88	5,604.43

	8,857.70	5,713.57

SCHEDULE 10 LOANS AND ADVANCES
(Unsecured, considered good unless otherwise stated)
Advance recoverable in cash or in kind or for value to be received
Considered good	3,257.70	1,794.83
Considered doubtful	118.05	89.33

	3,375.75	1,884.16
Less : Provision for doubtful advances	118.05	89.33

	3,257.70	1,794.83

Other deposits	1,411.02	889.06
Advance tax (net of provision)	1,237.33	184.07
Balances with excise and customs	130.76	20.20
Unbilled revenue	4,336.06	2,674.69

	10,372.87	5,562.85

SCHEDULE 11 LIABILITIES
Sundry creditors	4,145.96	3,742.85
Unclaimed dividends	4.50	4.50
Advances from customers	969.10	637.50
Unearned revenues	600.51	639.64
Other liabilities	12,806.87	7,717.59

	18,526.94	12,742.08

SCHEDULE 12 PROVISIONS
Employee retirement benefits	1,395.75	828.58
Warranty provision	719.17	462.33
Proposed dividend	7,128.77	3,517.85
Tax on proposed dividend	999.81	493.38

	10,243.50	5,302.14

WIPRO LIMITED — CONSOLIDATED

				(Rs. in Million)
	Quarter ended March 31,		Year ended March 31,
	2006	2005	2006	2005

SCHEDULE 13 OTHER INCOME
Dividend on mutual fund units	275.46	162.60	871.02	679.36
Interest on debt instruments and others	59.39	18.72	198.09	35.79
Rental income	5.38	5.64	21.03	22.63
Profit on sale of mutual fund units	74.05	23.22	237.72	35.59
Profit on disposal of fixed assets	2.38	2.32	13.37	109.80
Exchange differences — net	377.80	63.24	135.07	(9.14)
Miscellaneous income	27.36	37.55	59.22	70.76

	821.82	313.29	1,535.52	944.79

SCHEDULE 14 COST OF GOODS SOLD
Raw materials, finished and process stocks*	4,783.12	4,133.22	14,818.72	12,182.72
Stores and spares	142.62	122.64	480.17	370.84
Power and fuel	201.43	166.90	889.94	626.52
Employee compensation costs	10,671.44	8,013.38	38,183.51	29,139.86
Insurance	43.00	33.25	160.99	131.52
Repairs	454.29	316.53	1,192.30	1,118.60
Rent	182.10	133.50	599.29	455.28
Rates and taxes	94.01	19.95	172.20	57.54
Packing and freight inward	2.66	6.86	24.01	18.71
Travel	1,070.08	622.71	3,688.06	2,372.46
Communication	322.55	329.74	1,342.85	1,202.55
Depreciation	797.44	671.69	2,909.68	2,281.70
Sub contracting/technical fees	1,509.69	555.24	4,317.42	2,130.33
Miscellaneous	813.62	597.28	2,704.91	1,992.78

	21,088.05	15,722.89	71,484.05	54,081.41

*	For details refer Schedule 18

WIPRO LIMITED — CONSOLIDATED

				(Rs. in Million)
	Quarter ended March 31,		Year ended March 31,
	2006	2005	2006	2005

SCHEDULE 15 SELLING & MARKETING EXPENSES
Employee compensation cost	956.60	713.68	3,507.51	2,625.53
Insurance	5.54	0.63	30.45	46.72
Repairs to building	2.57	1.78	9.07	9.72
Rent	45.22	40.41	211.60	210.90
Rates and taxes	1.50	5.36	16.30	18.30
Carriage and freight	158.92	107.58	555.37	356.96
Commission on sales	36.00	58.96	131.11	205.19
Advertisement and sales promotion	308.79	191.95	972.19	755.81
Depreciation	28.10	18.38	99.07	74.71
Travel	148.55	129.59	646.77	563.57
Communication	48.32	67.05	234.36	276.67
Miscellaneous	170.78	147.92	588.86	494.05

	1,910.89	1,483.29	7,002.66	5,638.13

SCHEDULE 16 GENERAL AND ADMINISTRATION EXPENSES
Employee compensation cost	591.36	487.63	2,154.99	1,568.37
Insurance	13.64	6.82	19.77	33.51
Repairs to building	1.00	1.69	4.28	7.83
Rent	8.20	10.79	37.96	30.21
Rates and taxes	30.63	7.32	76.73	20.14
Auditor’s remuneration
Audit fees	2.05	0.61	11.91	8.28
For certification including tax audit	0.14	0.90	0.14	0.96
Reimbursement of expenses	0.07	0.45	1.42	0.78
Loss on disposal of fixed assets	—	—	5.62	1.10
Depreciation	19.06	25.27	87.68	99.83
Travel	202.48	116.66	637.26	418.06
Communication	32.73	19.89	124.19	78.60
Provision/write off of bad debts	(24.23)	10.84	304.24	151.89
Miscellaneous	550.21	404.66	1,798.56	1,407.35

	1,427.34	1,093.53	5,264.75	3,826.91

WIPRO LIMITED — CONSOLIDATED

		(Rs. in Million)
		Quarter ended March 31,		Year ended March 31,
		2006	2005	2006	2005

SCHEDULE 17 INTEREST
Cash credit and others		7.07	6.09	34.95	56.12

		7.07	6.09	34.95	56.12

SCHEDULE 18 RAW MATERIAL, FINISHED AND PROCESSED STOCKS

Consumption of raw materials and bought out components
Opening stocks		683.23	669.18	688.77	551.40
Add : Purchases		1,259.23	1,043.74	7,010.74	6,874.71
Less : Closing Stock		692.01	688.77	692.01	688.77

		1,250.45	1,024.15	7,007.50	6,737.34

Purchase of finished products for sale		3,679.23	3,097.37	8,106.73	5,615.34

(Increase)/decrease in finished and process stocks :
Opening Stock	: In process	322.91	259.16	212.51	159.52
	: Finished products	705.11	631.61	666.56	549.59

Less : Closing Stock	: In process	288.73	212.51	288.73	212.51
	: Finished products	885.85	666.56	885.85	666.56

		(146.56)	11.70	(295.51)	(169.96)

		4,783.12	4,133.22	14,818.72	12,182.72

WIPRO LIMITED — CONSOLIDATED

CASH FLOW STATEMENT

		(Rs. in Million)
		Quarter ended March 31,		Year ended March 31,
		2006	2005	2006	2005

A.	Cash flows from operating activities :
	Profit before tax	7,107.31	5,018.56	23,778.29	18,947.77
	Adjustments:
	Depreciation and amortization	844.60	715.33	3,096.43	2,456.24
	Amortisation of stock compensation	154.28	176.70	633.27	345.62
	Unrealised exchange differences - Net	(446.14)	(92.45)	65.00	(92.45)
	Interest on borrowings	7.07	6.09	34.95	56.12
	Dividend/interest - Net	(334.85)	(304.33)	(1,069.11)	(715.15)
	(Profit)/Loss on sale of mutual fund units	(74.05)	(23.22)	(237.72)	(35.59)
	Gain on sale of fixed assets	3.24	(2.33)	(7.75)	(109.80)
	Working Capital Changes :
	Trade and other receivable	(2,053.12)	(1,630.18)	(6,990.70)	(4,433.69)
	Loans and advances	319.37	591.73	(1,033.14)	311.74
	Inventories	(155.72)	(149.24)	(317.36)	(455.23)
	Trade and other payables	1,548.96	524.98	6,150.37	4,180.42

	Net cash generated from operations	6,920.96	4,831.64	24,102.54	20,456.00
	Direct taxes paid	(1,420.80)	(557.76)	(4,542.74)	(2,354.70)

	Net cash generated from operating activities	5,500.16	4,273.88	19,559.80	18,101.30

B.	Cash flows from investing activities :
	Acquisition of property, fixed assets plant and equipment (including advances)	(2,355.63)	(1,616.08)	(7,927.28)	(6,465.43)
	Proceeds from sale of fixed assets	(1.56)	14.74	113.26	168.98
	Purchase of investments	(17,887.62)	(19,319.96)	(59,046.79)	(70,145.11)
	Proceeds on sale / from maturities on investments	18,497.81	18,486.00	52,043.18	66,383.54
	Net payment for acquisition of businesses	(200.32)	(20.22)	(2,777.03)	(617.99)
	Dividend/interest income received	189.10	81.49	923.38	254.15

	Net cash generated by/(used in) investing activities	(1,758.22)	(2,374.03)	(16,671.28)	(10,421.86)

C.	Cash flows from financing activities :
	Proceeds from exercise of Employee Stock Option	1,537.71	701.11	4,704.46	2,576.58
	Share application money pending allotment	(52.18)	(26.25)	62.81	12.05
	Dividends paid (including distribution tax)	—	—	(3,997.74)	(7,575.76)
	Interest paid on borrowings	(7.07)	(6.09)	(34.95)	(56.12)
	Proceeds/(repayment) of short-term borrowings - net	(390.30)	4.92	(200.30)	(432.43)
	Repayment of long term borrowings	(268.36)	—	(268.36)	—
	Proceeds from issuance shares by subsidiary	—	—	—	266.19

	Net cash generated by/(used in) financing activities	819.80	673.69	265.92	(5,209.49)

	Net (decrease)/increase in cash and cash equivalents during the period	4,561.74	2,573.54	3,154.44	2,469.95
	Cash and cash equivalents at the beginning of the period	4,279.48	3,141.10	5,713.57	3,242.70

	Effect of translation of cash balance	16.48	(1.07)	(10.31)	0.92

	Cash and cash equivalents at the end of the period	8,857.70	5,713.57	8,857.70	5,713.57

As per our report attached	For and on behalf of the Board of Directors

for BSR & Co.,	Azim Hasham Premji	B.C. Prabhakar
Chartered Accountants	Chairman	Director

Jamil Khatri
Partner	Suresh C. Senapaty	V. Ramachandran
Membership No. 102527	Executive Vice President	Company Secretary
& Chief Financial Officer

Bangalore
May 06, 2006

WIPRO LIMITED — CONSOLIDATED

SCHEDULE — 19 SIGNIFICANT ACCOUNTING POLICIES AND NOTES TO ACCOUNTS
Company overview
Wipro Limited (Wipro), together with its subsidiaries and affiliates (collectively, the Company or the group) is a leading India based provider of IT Services and Products, including Business Process Outsourcing (BPO) services, globally. Further, Wipro has other businesses such as India and AsiaPac IT Services and Products and Consumer Care and Lighting. Wipro is headquartered in Bangalore, India.
Significant accounting policies
Basis of preparation of financial statements
The accompanying financial statements are prepared and presented under historical cost convention on accrual basis of accounting, in accordance with Indian Generally Accepted Accounting Principles (Indian GAAP) and accounting standards issued by the Institute of Chartered Accountants of India (ICAI).
Principle of consolidation
The consolidated financial statements include the financial statements of Wipro and all its subsidiaries, which are more than 50% owned or controlled.
The financial statements of the parent Company and its majority owned and controlled subsidiaries have been combined on a line by line basis by adding together the book values of all items of assets, liabilities, incomes and expenses after eliminating inter-company balances/transactions and resulting unrealised gain/loss.
The consolidated financial statements are prepared using uniform accounting policies for similar transactions and other events in similar circumstances.
Use of estimates
The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities on the date of the consolidated financial statements and reported amounts of revenues and expenses during the period reported. Actual results could differ from those estimates.
Revenue recognition
Revenue from software development services comprises revenue from time and material and fixed-price contracts. Revenue from time and material contracts are recognised as related services are performed. Revenue from fixed-price, fixed-time frame contracts is recognized in accordance with the percentage of completion method.
Revenues from BPO services are derived from both time-based and unit-priced contracts. Revenue is recognized as the related services are performed, in accordance with the specific terms of the contract with the customers.
Maintenance revenue is considered on acceptance of the contract and is accrued over the period of the contract.
Revenue from customer training, support and other services is recognised as the related services are performed.
Provision for estimated losses, if any, on incomplete contracts are recorded in the period in which such losses become probable based on the current contract estimates. ‘Unbilled revenues’ included in loans and advances represent cost and earnings in excess of billings as at the balance sheet date. ‘Unearned revenues’ included in current liabilities represent billing in excess of revenue recognised.

Revenue from sale of products is recognised, in accordance with the sales contract, on dispatch from the factories/warehouse of the Company. Revenues from product sales are shown as net of excise duty, sales tax separately charged and applicable discounts.

Agency commission is accrued when shipment of consignment is dispatched by the principal.
Profit on sale of investments is recorded upon transfer of title by the Company and is determined as the difference between the sales price and the then carrying value of the investment.
Interest is recognised using the time-proportion method, based on rates implicit in the transaction.
Export incentives are accounted on accrual basis and include estimated realizable values/benefits from special import licenses and advance licenses.
Other income is recognised on accrual basis. Other income includes unrealised losses on short-term investments.
Warranty cost
The Company accrues the estimated cost of warranties at the time when the revenue is recognised. The accruals are based on the Company’s historical experience of material usage and service delivery costs.
Fixed assets, intangible assets and work-in-progress
Fixed assets are stated at historical cost less accumulated depreciation.
Interest on borrowed money allocated to and utilised for fixed assets, pertaining to the period up to the date of capitalization is capitalized. Assets acquired on direct finance lease are capitalized at the gross value and interest thereon is charged to profit and loss account.

WIPRO LIMITED — CONSOLIDATED

Intangible assets are stated at the consideration paid for acquisition less accumulated amortisation.
Advances paid towards the acquisition of fixed assets outstanding as of each balance sheet date and the cost of fixed assets not ready for use before such date are disclosed under capital work-in-progress.
Lease payments under operating lease are recognised as an expense in the profit and loss account.
Goodwill
Goodwill arising on consolidation/acquisition of assets is not amortised. It is tested for impairment on a periodic basis and written-off if found impaired.
Depreciation and amortisation
Depreciation is provided on straight line method at rates not lower than rates specified in Schedule XIV to the Companies Act, 1956. Assets under capital lease are amortised over their estimated useful life or the lease term, whichever is lower.
Intangible assets are amortised over their estimated useful life. Estimated useful life is usually less than 10 years. For certain brands acquired by the Company, based on the performance of various comparable brands in the market, the Company estimated the useful life of those brands to be 20 to 25 years. Accordingly, such intangible assets are being amortized over 20 to 25 years.
Investments
Long term investments (other than investments in affiliates) are stated at cost less provision for diminution in the value of such investments. Diminution in value is provided for where the management is of the opinion that the diminution is of other than temporary nature. Short term investments are valued at lower of cost and net realizable value.
Investments in affiliates are accounted under the equity method.
Inventories
Finished goods are valued at cost or net realisable value, whichever is lower. Other inventories are valued at cost less provision for obsolescence. Small value tools and consumables are charged to consumption on purchase. Cost is determined using weighted average method.
Provision for retirement benefits
Gratuity - In accordance with applicable Indian laws, the Company provides for gratuity, a defined benefit retirement plan (Gratuity Plan). The Gratuity Plan provides a lump sum payment to vested employees, at retirement or termination of employment, an amount based on the respective employee’s last drawn salary and the years of employment with the Company. The Company contributes to the group gratuity scheme of Life Insurance Corporation of India (LIC).
Superannuation - Apart from being covered under the Gratuity Plan described above, the senior officers of the Company also participate in a defined contribution plan maintained by the Company. This plan is administered by the LIC. The Company makes annual contributions based on a specified percentage of each covered employee’s salary. The Company has no further obligations under the plan beyond its annual contributions.
Provident fund - In addition to the above benefits, employees receive benefits from a provident fund, a defined contribution plan. The employee and employer each make monthly contributions to the plan equal to 12% of the covered employee’s salary. A portion of the contribution is made to the provident fund trust managed by the Company, while the remainder of the contribution is made to the Government’s provident fund. The Government mandates the annual yield to be provided to the employees on their corpus. The Company has an obligation to make good the shortfall, if any, between the yield on the investments of trust and the yield mandated by the Government.
Foreign currency transactions
The Company is exposed to currency fluctuations on foreign currency transactions. With a view to minimise the volatility arising from fluctuations in the currency rates, the Company follows established risk management policies, including the use of foreign exchange forward contracts and other derivative instruments.
As a part of the Risk Management Policies, the forward contracts are designated as hedge of highly probable forecasted transactions. The Accounting Standard (AS 11) on “The Effects of Changes on Foreign Exchange Rates”, amended with effect from April 1, 2004 provides guidance on accounting for forward contracts. In respect of forward contracts entered into to hedge foreign exchange risk of highly probable forecasted transactions, the ICAI has clarified that AS 11 is not applicable to exchange differences arising from such forward contracts. The premium or discount of such contracts is amortised over the life of the contract in accordance with AS 11 (revised).
Foreign currency transactions are recorded at the average rate for the month. Period-end balances of monetary foreign currency assets and liabilities are restated at the closing rate. The exchange difference arising from restatement or settlement is recognised in the profit and loss account.
In respect of forward contracts assigned to the foreign currency assets as on the balance sheet date, the proportionate premium/discount for the period upto the date of balance sheet is recognised in the profit and loss account. The exchange difference measured by the change in exchange rate between inception of forward contract and the date of balance sheet is applied on the foreign currency amount of the forward contract and recognised in the profit and loss account.

WIPRO LIMITED — CONSOLIDATED

Exchange differences, including gains/losses on intermediary roll over/cancellation, of forward contracts designated as hedge of highly probable forecasted transactions are recognised in the profit and loss account in the period in which the forecasted transaction occurs. Realised/unrealised gains and losses on forward contracts and options not designated as hedges of forecasted transactions are accounted in the profit and loss account for the period.
In respect of non-integral operations, assets and liabilities are translated at the exchange rate prevailing at the date of the balance sheet. The items in the profit & loss account are translated at the average exchange rate during the period. The differences arising out of the translation are transferred to translation reserve.
Employee stock options
The Company measures the compensation cost relating to employee stock options using the intrinsic value method. The compensation cost is amortized on a straight line basis over the total vesting period of the stock options.
Fringe benefit tax
Consequent to the introduction of Fringe Benefit Tax (FBT) effective 1 April, 2005, in accordance with the guidance note on accounting for fringe benefits tax issued by the ICAI, the Company has made provision for FBT under income taxes.
Income tax
The current charge for income taxes is calculated in accordance with the relevant tax regulations. Deferred tax assets and liabilities are recognised for the future tax consequences attributable to timing differences that result between the profit offered for income taxes and the profit as per the financial statements by each entity in the Company. Deferred tax in respect of timing differences which originate during the tax holiday period but reverse after the tax holiday period is recognised in the period in which the timing differences originate. For this purpose the timing difference which originates first is considered to reverse first. Deferred tax assets and liabilities are measured using the tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. The effect on deferred tax assets and liabilities of a change in tax rates is recognised in the period that includes the enactment/substantial enactment date. Deferred tax assets on timing differences are recognised only if there is a reasonable certainty that sufficient future taxable income will be available against which such deferred tax assets can be realised. However, deferred tax assets on the timing differences when unabsorbed depreciation and losses carried forward exist, are recognised only to the extent that there is virtual certainty that sufficient future taxable income will be available against which such deferred tax assets can be realised. Deferred tax assets are reassessed for the appropriateness of their respective carrying values at each balance sheet dates.
Research and development
Revenue expenditure on research and development is charged to profit and loss account and capital expenditure is shown as addition to fixed assets.
Earnings per share
The number of shares used in computing basic earnings per share is the weighted average number of shares outstanding during the period. The number of shares used in computing diluted earnings per share comprises the weighted average shares considered for deriving basic earnings per share, and also the weighted average number of equity shares that could have been issued on the conversion of all dilutive potential equity shares. The dilution is determined using the treasury stock method. Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. The number of shares and potentially dilutive equity shares are adjusted for any stock splits and bonus shares issues.
Cash flow statement
Cash flows are reported using indirect method, whereby net profits before tax is adjusted for the effects of transactions of a non-cash nature and any deferrals or accruals of past or future cash receipts or payments. The cash flows from regular revenue generating, investing and financing activities of the Company are segregated.
Provisions and contingent liabilities
The Company creates a provision when there is a present obligation as a result of an obligating event that probably requires an outflow of resources and a reliable estimate can be made of the amount of the obligation. A disclosure for a contingent liability is made when there is a possible obligation or a present obligation that may, but probably will not, require an outflow of resources. Where there is a possible obligation or a present obligation in respect of which the likelihood of outflow of resources is remote, no provision or disclosure is made.
Impairment of assets
The Company assesses at each balance sheet date whether there is any indication that an asset including goodwill may be impaired. If any such indication exists, the Company estimates the recoverable amount of the asset. If such recoverable amount of the asset or the recoverable amount of the cash generating unit to which the asset belongs to is less than its carrying amount, the carrying amount is reduced to its recoverable amount. The reduction is treated as an impairment loss and is recognised in the profit and loss account. If at the balance sheet date there is an indication that if a previously assessed impairment loss no longer exists, the recoverable amount is reassessed and the asset is reflected at the recoverable amount subject to a maximum of depreciated historical cost. In respect of goodwill the impairment loss will be reversed only when it was caused by specific external events and their effects have been reversed by subsequent external events.

WIPRO LIMITED - CONSOLIDATED

NOTES TO ACCOUNTS
1.	The following are the breakup for 1,425,754,267 (2005 : 703,570,522) shares as at March 31, 2006
i)	1,398,430,659 equity shares/American Depository Receipts (ADRs) (2005 : 692,537,085) have been allotted as fully paid bonus shares/ADRs by capitalisation of securities premium account and Capital Redemption Reserve.

ii)	1,325,525 equity shares (2005 : 1,325,525) have been allotted as fully paid-up, pursuant to a scheme of amalgamation, without payment being received in cash.

iii)	3,162,500 equity shares (2005 : 3,162,500) representing 3,162,500 American Depository Receipts issued during 2000-2001 pursuant to American Depository offering by the Company.

iv)	21,910,583 (2005 : 5,620,412) equity share issued pursuant to Employee Stock Option Plan.
2.	Note on Reserves :
i)	Restricted stock units reserve represents charge to profit and loss account to be treated as securities premium at the time of allotment of shares.

ii)	Additions to General Reserve include :

		(Rs. in Million)
		For the year ended March 31,
		2006	2005

a)	Transfer from profit and loss account	12,545.32	12,313.17
b)	Dividend distributed to Wipro Equity Reward Trust (WERT)	19.73	—
c)	Additional dividend paid for the previous year	(6.29)	—
d)	Adjustment on account of amalgamation
	[Refer note 19 (8)]	(5,835.35)	—

		6,723.41	12,313.17

3.	Goodwill on consolidation as at March 31, 2006 comprises of the following :

	(Rs. in Million)
	For the year ended March 31,
	2006	2005

Wipro Infrastructure Engineering Limited (formerly Wipro Fluid Power Limited)	18.27	18.27
Wipro Healthcare IT Limited	175.01	175.01
Cygnus Negri Investments Private Limited	16.26	16.26
Wipro Inc.	1,264.74	1,249.84
Wipro Technology UK Limited	115.49	112.87
Wipro BPO Solutions Limited	—	4,090.91
mPower Software Services Inc. (refer Note 5)	1,089.18	—
New Logic Technologies AG (refer Note 6)	849.39	—

	3,528.34	5,663.16

4.	As of March 31, 2006, forward contracts and options (including zero cost collars) to the extent of US$ 226 Million have been assigned to the foreign currency assets as on the balance sheet date. The proportionate premium/discount on the forward contracts for the period upto the date of balance sheet is recognized in the profit and loss account. The exchange difference measured by the change in exchange rate between inception of forward contract and the date of balance sheet is applied on the foreign currency amount of the forward contract and recognized in the profit and loss account.

Additionally, the Company has designated forward contracts and options to hedge highly probable forecasted transactions. The Company also designates zero cost collars to hedge the exposure to variability in expected future foreign currency cash inflows due to exchange rate movements beyond a defined range. The range comprises an upper and lower strike price. At maturity, if the exchange rate remains within the range the Company realizes the cash inflows at spot rate, otherwise the Company realizes the inflows at the upper or lower strike price.

The exchange differences on the forward contracts and gain/loss on options are recognised in the profit and loss account in the period in which the forecasted transaction is expected to occur. The premium/discount at inception of forward contracts is amortised over the life of the contract.

WIPRO LIMITED — CONSOLIDATED

In certain cases, the Company has entered into forward contracts having a maturity earlier than the period in which the hedged transaction is forecasted to occur. The gain/loss on roll over/cancellation/expiry of such contracts is recognised in the profit and loss account in the period in which the forecasted transaction is expected to occur, till such time the same is accumulated and shown under Loans and Advances/Current liabilities.
In respect of option/forward contracts which are not designated as hedge of highly probable forecasted transactions, realised/unrealised gain or loss are recognised in the profit and loss account of the respective periods.
As at March 31, 2006, the Company had forward/option contracts to sell US$ 438 Million in respect of highly probable forecasted transactions. The effect of mark to market of the said forward contracts is a gain of Rs. 131 Million. The final impact of such contracts will be recognized in the profit and loss account of the respective periods in which the forecasted transactions are expected to occur.
5.	Effective December 1, 2005, the Company acquired 100% equity of mPower Software Services Inc. and its subsidiaries (mPower) including the minority shareholding held by MasterCard International in MPact India, a joint venture between MasterCard International and mPower Software Services Inc, for an aggregate cash consideration of Rs.1,274.57 Million. mPower Software Services Inc. is a US based Company engaged in providing IT services in the payments space.

As a part of this acquisition, Wipro aims to provide MasterCard a wide range of services including application development and maintenance, infrastructure services, package implementation, BPO and testing. Through this acquisition, Wipro is able to expand domain expertise in payment space and increase the addressable market for IT services.

This acquisition resulted in goodwill of Rs. 1,089.18 Million.

6.	On December 28, 2005, the Company acquired 100% equity of BVPENTE and its subsidiaries (New Logic). New Logic is a European system-on-chip design company. The consideration includes cash consideration of Rs. 1,156.54 Million and earn outs of Euro 26 Million to be determined and paid in future based on financial targets being achieved over a 3 year period.

Through this acquisition, the Company has acquired strong domain expertise in semiconductor IP cores and complete system-on-chip solutions with digital, analog mixed signal and RF design services. The acquisition also enables the Company to access over 20 customers in the product engineering space.

This acquisition resulted in goodwill of Rs. 849.39 Million.

7.	During the year ended March 31, 2006, the Company acquired 4,619,614 shares from the employee shareholders of Wipro BPO Solutions Limited for a total consideration of Rs. 852.00 Million. The excess of consideration paid over the carrying value of minority interest of Rs. 623.12 Million was recognised as goodwill. With this acquisition, the Company held 100% equity of Wipro BPO Solutions Limited [refer note 19(8)].

8.	In terms of the scheme of amalgamation approved by the Reserve Bank of India on February 11, 2006, the High Court of Karnataka on April 5, 2006, the Registrar of Companies, Mauritius on January 6, 2006 and the Ministry of Finance, Bermuda on March 28 2006, Wipro BPO Solutions Limited, India, Spectramind Limited, Mauritius and Spectramind Limited, Bermuda amalgamated with the Company with effect from April 1, 2005. The Scheme of Amalgamation became effective from April 2006 pursuant to obtaining necessary approvals and filing with the Registrar of Companies. In accordance with the scheme, the merger becomes effective from the Appointed Date of April 1, 2005. The Company has accounted for the amalgamation as amalgamation in the nature of merger under AS 14 – Accounting for amalgamations.

Following are the salient features of the scheme
a)	Spectramind Limited, Bermuda is the wholly owned subsidiary of the Company. Spectramind Limited, Mauritius, a wholly owned subsidiary of Spectramind Limited, Bermuda is therefore a wholly owned subsidiary of the Company. All shares held in Spectramind Limited, Mauritius and Spectramind Limited, Bermuda were cancelled and extinguished.

b)	From the effective date of the scheme, the entire share capital of Wipro BPO Solutions Limited comprising of 31,023,567 shares of Rs. 10/- each held by the Company, 1 equity share of Rs. 10/- held by Spectramind Limited, Bermuda and 34,904,102 equity shares of Rs. 10/- each held by Spectramind Limited, Mauritius were cancelled and extinguished.

c)	All the assets and liabilities of Wipro BPO Solutions Limited, Spectramind Limited, Bermuda and Spectramind Limited, Mauritius are recorded in the books of the Company at their carrying amounts as on April 1, 2005.

d)	Pursuant to the scheme of amalgamation, the following amounts, being the balances in the Share Premium and General reserves has been recorded as an addition to the Share Premium and adjustment to General reserves of the Company :

WIPRO LIMITED — CONSOLIDATED

(Rs. in Million)

Share Premium	1,120.21
General Reserve	(3,257.30)

Total	(2,137.09)

If amalgamation in the nature of merger had not been effected, goodwill arising on consolidation would have been higher by Rs. 4,715.14 Million.
9.	The Company has a 49% equity interest in Wipro GE Medical Systems Private Limited (Wipro GE), an entity in which General Electric, USA holds the majority equity interest. The shareholders agreement provides specific rights to the two shareholders. Management believes that these specific rights do not confer joint control as defined in Accounting Standard 27 “Financial Reporting of Interest in Joint Venture”. Consequently, Wipro GE is not considered as a joint venture and consolidation of financial statements are carried out as per equity method in terms of Accounting Standard 23 “Accounting for Investments in Associates in Consolidated Financial statements”.

Investments in WeP Peripherals Ltd. have been accounted for by the equity method.

10.	In June 2004, the Company established Wipro Restricted Stock Unit Plan (WRSUP 2004) and Wipro ADS Restricted Stock Unit Plan (WARSUP 2004). The Company is authorized to issue up to 12,000,000 Restricted Stock Units (RSUs) under each plan to eligible employees.

The Company has been granting restricted stock units (RSUs) since October 2004. The RSUs generally vest equally at annual intervals over a five year period. The stock compensation cost is computed under the intrinsic value method and amortized on a straight line basis over the total vesting period of five years. As permitted by generally accepted accounting principles in the United States (US GAAP), the Company applies a similar straight line amortisation method for financial reporting under US GAAP. The Company has been advised by external counsel that the straight line amortization over the total vesting period complies with the SEBI Employee Stock Option Scheme Guidelines 1999, as amended.

However, an alternative interpretation could result in amortisation of the cost on an accelerated basis. Under this approach, the amortization in the initial years would be higher with a lower charge in subsequent periods (though the overall charge over the full vesting period will remain the same). If the Company were to amortize the cost on an accelerated basis, profit before taxes and profit after tax for three months ended March 31, 2006 would have been lower by Rs. 28 Million and Rs. 24 Million and for the year ended March 31, 2006 would have been lower by Rs. 490 Million and Rs. 449 Million respectively. Similarly, the profit before taxes and profit after tax for the year ended March 31, 2005 would have been lower by Rs. 443 Million and Rs. 409 Million respectively. This would effectively increase the profit before and after tax in later years by similar amounts.

The Company is awaiting further clarification on the matter.

11.	From time to time, in the normal course of business, the Company transfers accounts receivables and employee advances (financials assets) to banks. Under the terms of the arrangements, the Company surrenders control over the financial assets and accordingly the transfers are recorded as sale of financial assets. The sale of financial assets may be with or without recourse. Under arrangements with recourse, the Company is obligated to repurchase the uncollected financial assets, subject to limits specified in the agreement with the banks. Additionally, the Company retains servicing responsibility for the transferred financial assets.

Gains and losses on sale of financial assets are recorded based on the carrying value of the financial assets, fair value of servicing liability and recourse obligations. Loss/Profit on sale is recorded at the time of sale.

During the year ended March 31, 2006, the Company transferred financial assets of Rs. 223.04 Million under such arrangements. This transfer resulted in loss of Rs. 3.60 Million. The maximum amount of recourse obligation in respect of this transfer is limited to 10% of the value of financial assets transferred under the arrangement.

12.	The Company has instituted various Employee Stock Option Plans. The compensation committee of the board evaluates the performance and other criteria of employees and approves the grant of options. These options vest with employees over a specified period subject to fulfillment of certain conditions. Upon vesting, employees are eligible to apply and secure allotment of Company’s shares at a price determined on the date of grant of options. The particulars of options granted under various plans are tabulated below. (The number of shares in the table below are adjusted for any stock splits and bonus shares issues).

WIPRO LIMITED — CONSOLIDATED

          Stock option activity under the 1999 Plan is as follows :

	Year ended March 31, 2006
				Weighted-
			Weighted-	average
		Range of	average	remaining
	Shares arising	exercise prices	exercise price	contractual life
	out of options	(Rs.)	(Rs.)	(months)

Outstanding at the beginning of the period	4,201,953	171 – 181	181	6
	9,939,724	309 – 421	311	14

Forfeited during the period	(40)	171 – 181	181	—
	(224,530)	309 – 421	309	—

Exercised during the period	(4,110,491)	171 – 181	181	—
	(5,056,811)	309 – 421	310	—

Lapsed during the period	(91,422)	309 – 421	181	—

Outstanding at the end of the period	—	171 – 181	—	—
	4,658,383	309 – 421	312	3

Exercisable at the end of the period	—	171 – 181	—	—
	4,658,383	309 – 421	312	3

          Stock option activity under the 2000 Plan is as follows :

	Year ended March 31, 2006
				Weighted-
			Weighted-	average
		Range of	average	remaining
	Shares arising	exercise prices	exercise price	contractual life
	out of options	(Rs.)	(Rs.)	(months)

Outstanding at the beginning of the period	392,896	172 – 256	231	33
	26,180,498	265 – 396	267	35
	12,661,148	397 – 458	399	18

Forfeited during the period	(18,000)	172 – 256	229	—
	(790,554)	265 – 396	267	—
	(831,625)	397 – 458	398	—

Exercised during the period	(82,320)	172 – 256	221	—
	(5,243,687)	265 – 396	266	—
	(1,929,556)	397 – 458	397	—

Outstanding at the end of the period	292,576	172 – 256	233	21
	20,146,257	265 – 396	267	23
	9,899,967	397 – 458	399	7

Exercisable at the end of the period	186,732	172 – 256	233	24
	16,165,662	265 – 396	267	26
	9,899,967	397 – 458	399	10

WIPRO LIMITED — CONSOLIDATED

          Stock option activity under the 2000 ADS Plan is as follows :

	Year ended March 31, 2006
				Weighted-
			Weighted-	average
		Range of	average	remaining
	Shares arising	exercise prices	exercise price	contractual life
	out of options	$	$	(months)

Outstanding at the beginning of the period	404,550	3.46 – 5.01	4.35	30
	2,030,700	5.82 – 6.90	6.50	21

Forfeited during the period	(48,000)	3.46 – 5.01	4.00	—
	(180,000)	5.82 – 6.90	6.07	—

Exercised during the period	(117,650)	3.46 – 5.01	4.45	—
	(641,858)	5.82 – 6.90	6.53	—

Outstanding at the end of the period	238,900	3.46 – 5.01	4.38	19
	1,208,842	5.82 – 6.90	6.50	12

Exercisable at the end of the period	176,938	3.46 – 5.01	4.33	19
	911,621	5.82 – 6.90	6.45	12

          Stock option activity under WRSUP 2004 Plan is as follows :

	Year ended March 31, 2006
			Weighted-
			average
		Exercise	remaining
	Shares arising	prices	contractual life
	out of options	(Rs.)	(months)

Outstanding at the beginning of the period	9,519,656	2	66

Granted during the year	55,500	2	72
Forfeited during the period	(694,572)	2	—
Exercised during the period	(1,282,410)	2	—

Outstanding at the end of the period	7,598,174	2	54

Exercisable at the end of the period	518,321	2	54

       Stock option activity under WARSUP 2004 Plan is as follows :

	Year ended March 31, 2006
			Weighted-
			average
		Exercise	remaining
	Shares arising	prices	contractual life
	out of options	$	(months)

Outstanding at the beginning of the period	1,536,100	0.02	66

Exercised during the period	(148,440)	0.02	—
Forfeited during the period	(386,940)	0.02	—

Outstanding at the end of the period	1,000,720	0.02	54

Exercisable at the end of the period	116,400	0.02	54

WIPRO LIMITED — CONSOLIDATED

13.	The breakup of accumulated net deferred tax asset is given below :

	(Rs. in Million)
	As at March 31,
	2006	2005

Deferred tax assets :
Allowance for doubtful debts	105.43	134.08
Property plant and equipment – Depreciation differential	44.83	(27.17)
Accrued expenses	223.65	210.96
Business losses carried forward	219.59	177.13

	593.50	495.00

14.	The Company had received demands from the Indian income tax authorities for the financial years 2000-01 & 2001-02 aggregating to Rs. 5,231.72 Million. The tax demands were primarily on account of denial of deduction claimed by the Company under Section 10A of the Income Tax Act 1961 (Act), in respect of profits earned by its undertakings in Software Technology Park at Bangalore. The Company had appealed against the said demands. In March 2006, the first Income tax appellate authority substantially upheld the deductions claimed by the Company under Section 10A of the Act, which will vacate a substantial portion of the demands for these years.

In March 2006, the Company received an assessment order for financial year 2002-03 on the similar lines of the earlier two financial years. The order has demanded a tax of Rs. 2,868.77 Million (including interest of Rs. 750.38 Million). The Company will file an appeal against the assessment order within the prescribed statutory time.

Considering the facts and nature of disallowance, the order of the appellate authority upholding the claims of the Company for financial years 2000-01 & 2001-02, the management believes that the final outcome of the dispute should be positive in favour of the Company and there should not be any material impact on the financial statements.

15.	Provision for taxation comprises of following :
(i)	Rs. 1,605.27 Million (2005 : Rs. 1,133.65 Million) in respect of foreign taxes including a Deferred tax charge of Rs. 30.03 Million.

(ii)	Rs. 1,547.35 Million (2005 : Rs. 1,607.54 Million) in respect of Indian Income Tax, which includes write back of Rs. 338.48 Million (2004 : Nil & 2005 : provision of Rs. 70.55 Million) in respect of earlier years and a Deferred tax benefit of Rs. 49.52 Million.

(iii)	Rs. 7.5 Million (2005 : Rs. 8.40 Million) in respect of Wealth Tax which includes provision of Rs. Nil (2005 : Rs. 3.40 Million) in respect of earlier years.

(iv)	Rs. 230.86 Million (2005 : Nil) on account of Fringe Benefit Tax.
16.	In August 2005, the Company issued bonus shares in the ratio of one additional equity share for every equity share or ADS held.

17.	A reconciliation of equity shares used in the computation of basic earnings per share is set out below :

	Quarter ended March 31		Year ended March 31
	2006	2005	2006	2005

Weighted average equity shares outstanding	1,422,318,318	1,405,359,956	1,414,378,034	1,383,663,937

Share held by a controlled trust	7,869,060	7,893,060	7,872,060	7,890,435

Weighted average equity shares for computing basic EPS	1,414,449,258	1,397,466,896	1,406,505,974	1,391,554,372

Dilutive impact of employee stock options	24,711,326	20,907,150	21,409,926	12,779,884

Weighted average equity shares for computing diluted EPS	1,439,160,584	1,418,374,046	1,427,915,724	1,404,334,256

Net income considered for computing diluted EPS	6,178.65	4,330.40	20,673.90	16,285.39
18.	The Company leases office and residential facilities under cancelable and non-cancelable operating lease agreements that are renewable on a periodic basis at the option of both the lessor and the lessee. Rental payments under such leases are Rs. 848.85 Million for the years ended March 31, 2006.

WIPRO LIMITED — CONSOLIDATED

     Details of contractual payments under non-cancelable leases are given below :

(Rs. in Million)
Year ended
March 31, 2006
Lease rentals recognised during the period	257.99

(Rs. in Million)
Lease obligations	As at
March 31, 2006
Within one year of the balance sheet date	395.61
Due in a period between one year and five years	1,346.00
Due after 5 years	1,254.27

2,995.88

19. The movement in warranty obligations is given below :

(Rs. in Million)
Balance as at March 31, 2005	462.33
Additional provision during the year	588.28
Utilised during the year	(331.44)

Balance as at March 31, 2006	719.17

20. The movement in provision for doubtful debts and advances is given below :

	(Rs. in Million)
	As at March 31,
	2006	2005

Balance as at the opening year	935.87	797.38
Additional provision during the year, net of collections	304.24	151.89
Bad debts charged to provision during the year	(6.27)	(13.40)

Balance as at the closing year	1,233.83	935.87

WIPRO LIMITED — CONSOLIDATED

21. The details of subsidiaries and affiliates are as follows :

	Country of
	Incorporation	% Holding

i) Name of the subsidiary
Wipro Infrastructure Engineering Limited	India	100%
Wipro Inc.	USA	100%
Enthink Inc. (a)	USA	—
Wipro Japan KK	Japan	100%
Wipro Chandrika Limited	India	90%
Wipro Trademarks Holding Limited	India	100%
Wipro Travel Services Limited	India	100%
Wipro HealthCare IT Limited	India	100%
Spectramind Inc.	USA	100%
Wipro Holdings (Mauritius) Limited	Mauritius	100%
Wipro Holdings (UK) Limited (b)	UK	—
Wipro Technologies UK Limited (c)	UK	—
Wipro Consumer Care Limited	India	100%
Cygnus Negri Investments Private Limited (d)	India	—
Wipro Shanghai Limited	China	100%
mPower Software Services Inc., (e)	USA	—
mPower Software Services (India) Private Limited (f)	India	—
MPact Technologies Services Private Limited (g)	India	—
BVPENTE Beteiligungsverwaltung GmbH (h)	Austria	—
New Logic Technologies AG (i)	Austria	—
NewLogic Technologies Inc. (j)	USA	—
NewLogic Technologies SARL (k)	France	—
NewLogic Technologies S.A. (l)	Switzerland	—
ii) Wipro Equity Reward Trust	India	Fully controlled trust
iii) Name of the affiliates
Wipro GE Medical Systems Private Limited	India	49%
WeP Peripherals Limited	India	36.93%

Note :
a)	Majority owned by Wipro Inc.

b)	Fully owned by Wipro Holdings (Mauritius) Limited

c)	Fully owned by Wipro Holdings (UK) Limited

d)	Fully owned by Wipro Trademarks Holding Limited

e)	Fully owned by Wipro Inc.

f)	Fully owned by mPower Software Services Inc.

g)	51% held by mPower Software Services Inc. & 49% held by Wipro Inc.

h)	Fully owned by Wipro Holdings (UK) Limited

i)	Fully owned by BVPENTE Beteiligungsverwaltung GmbH

j)	Fully owned by New Logic Technologies AG

k)	Fully owned by New Logic Technologies AG

l)	Fully owned by New Logic Technologies AG

WIPRO LIMITED — CONSOLIDATED

22. The Company has the following related party transactions :

	(Rs. in Million)
	Year ended March 31,
Particulars	2006	2005
Wipro GE Medical systems private Limited :
Sale of computers & support services	114.01	111.68
Rent, travel and related expenses	—	1.61
Purchase of Software	—	0.45
WeP Peripherals Limited :
Sale of computers & support services	19.67	10.48
Payments for services received	2.37	7.50
Purchase of printers	118.88	176.79
Azim Premji Foundation :
Sale of computers & support services	3.64	6.71
Other charges recoverable	—	1.97
Chairman :
Payment of lease rentals	1.13	1.13
Payment to non executive directors :
Dr. Ashok Ganguly	1.10	0.8
Narayan Vaghul	1.50	0.8
Prof. Eisuke Sakakibara	Yen 2.40	Yen 4.8
Dr. Jagdish N Sheth	$0.04	$0.03
P M Sinha	1.00	1.00
B C Prabhakar	0.55	0.40
The following is the listing of receivables from and payables to related party as on the balance sheet date.
Receivables :
WeP Peripherals Limited	—	1.09
Wipro GE Medical Systems private Limited	51.70	56.47
Azim Premji Foundation	0.69	6.71
Payables :
WeP Peripherals Limited	34.66	—

WIPRO LIMITED — CONSOLIDATED

23. The segment information for the quarter and year ended March 31, 2006 follows :

						Rs. in Million
Particulars	Quarter ended March 31,			Year ended March 31,
	2006	2005	Growth %	2006	2005	Growth %
Revenues
IT Services	20,637	14,609	41%	72,531	54,230	34%
Acquisitions	443	—	—	502		—
BPO Services	2,091	1,800	16%	7,627	6,523	17%
Global IT Services and Products	23,171	16,409	41%	80,660	60,753	33%
India & AsiaPac IT Services and Products	5,695	4,842	18%	17,048	13,964	22%
Consumer Care and Lighting	1,658	1,228	35%	6,008	4,723	27%
Others	876	788	11%	3,323	2,604	28%
Eliminations	(268)	(146)		(781)	(346)

TOTAL	31,132	23,121	35%	106,258	81,698	30%

Profit before Interest and Tax – PBIT
IT Services	5,412	3,923	38%	18,751	14,835	26%
Acquisitions	29	—	—	45	—	—
BPO Services	369	225	64%	1,058	1,206	-12%
Global IT Services and Products	5,810	4,148	40%	19,854	16,041	24%
India & AsiaPac IT Services and Products	566	415	36%	1,459	1,042	40%
Consumer Care and Lighting	214	177	21%	805	672	20%
Others	115	81	42%	388	397	-2%

TOTAL	6,705	4,821	39%	22,506	18,152	24%

Interest (Net) and Other Income	402	197	—	1,272	796	—

Profit Before Tax	7,107	5,018	42%	23,778	18,948	25%

Income Tax expense including Fringe Benefit Tax	(983)	(715)	—	(3,391)	(2,750)	—

Profit before Share in earnings/(losses) of Affiliates and minority interest	6,124	4,303	42%	20,387	16,198	26%
Share in earnings of affiliates	55	42	—	288	175	—
Minority interest	—	(15)	—	(1)	(88)	—

PROFIT AFTER TAX	6,179	4,330	43%	20,674	16,285	27%

Operating Margin
IT Services	26%	27%	—	26%	27%
Acquisitions	7%	—	—	9%	—	—
BPO Services	18%	13%	—	14%	18%	—
Global IT Services and Products	25%	25%	—	25%	26%	—
India & AsiaPac IT Services and Products	10%	9%	—	9%	7%
Consumer Care and Lighting	13%	14%	—	13%	14%	—

TOTAL	22%	21%	—	21%	22%

CAPITAL EMPLOYED
IT Services	27,952	21,416	—	27,952	21,416	—
Acquisitions	2,692	—	—	2,692	—	—
BPO Services	6,357	8,472	—	6,357	8,472	—
Global IT Services and Products	37,001	29,888	—	37,001	29,888	—
India & AsiaPac IT Services and Products	2,401	1,370	—	2,401	1,370	—
Consumer Care and Lighting	1,210	917	—	1,210	917	—
Others	26,272	21,538	—	26,272	21,538	—

TOTAL	66,884	53,713	—	66,884	53,713	—

CAPITAL EMPLOYED COMPOSITION
IT Services	42%	40%	—	42%	40%	—
Acquisitions	4%	—	—	4%	—	—
BPO Services	10%	16%	—	10%	16%	—
Global IT Services and Products	55%	56%	—	55%	56%	—
India & AsiaPac IT Services and Products	4%	3%	—	4%	3%	—
Consumer Care and Lighting	2%	2%	—	2%	2%	—
Others	39%	39%	—	39%	39%	—

TOTAL	100%	100%	—	100%	100%	—

RETURN ON AVERAGE CAPITAL
EMPLOYED
IT Services	87%	79%	—	76%	81%	—
Acquisitions	5%	—	—	3%	—	—
BPO Services	17%	11%	—	14%	16%	—
Global IT Services and Products	65%	59%	—	59%	62%	—
India & AsiaPac IT Services and Products	96%	119%	—	77%	63%	—
Consumer Care and Lighting	76%	90%	—	76%	89%	—

TOTAL	38%	36%	—	37%	39%	—

WIPRO LIMITED — CONSOLIDATED

      Notes to Segment Report
a)	The segment report of Wipro Limited and its consolidated subsidiaries and associates has been prepared in accordance with the Accounting Standard 17 “Segment Reporting” issued by The Institute of Chartered Accountants of India.

b)	Segment revenue includes exchange differences which are reported in other income in the financial statements.

c)	PBIT for the quarter and year ended March 31, 2006 is after considering restricted stock unit amortisation of Rs. 154 Million (2005 : Rs. 177 Million) & Rs. 633 Million (2005 : Rs. 346 Million) respectively. PBIT of Global IT Services and Products for the quarter and year ended March 31, 2006 is after considering restricted stock unit amortisation of Rs. 131 Million (2005 : Rs. 159 Million) and Rs. 544 Million (2005 : Rs. 310 Million) respectively.

d)	Capital employed of segments include current liabilities —

	(Rs. in Million)
	As at March 31,
Name of the Segment	2006	2005

Global IT Services and Products	13,510	8,338
India & AsiaPac IT Services and Products	5,314	4,233
Consumer Care and Lighting	1,080	764
Others	8,866	4,709

	28,770	18,044

e)	Capital employed of ‘Others’ includes cash and cash equivalents including liquid mutual funds of Rs. 29,817 Million (2005 : Rs. 22,784 Million).

f)	The Company has four geographic segments : India, USA, Europe and Rest of the World. Significant portion of the segment assets are in India. Revenue from geographic segments based on domicile of the customers is outlined below :

(Rs. in Million)
	Quarter ended March 31,				Year ended March 31,
Geography	2006	%	2005	%	2006	%	2005	%

India	7,042	23%	5,876	25%	22,438	21%	19,513	24%
USA	15,216	49%	11,345	50%	53,089	50%	41,935	51%
Europe	7,020	23%	4,710	20%	24,311	23%	16,661	20%
Rest of the World	1,855	6%	1,190	5%	6,421	6%	3,589	5%

Total	31,132	100%	23,121	100%	106,258	100%	81,698	100%

g)	For the purpose of reporting, business segments are considered as primary segments and geographic segments are considered as secondary segment.

h)	Until June 30, 2005, the Company reported IT services and BPO services as an integrated business segment — Global IT Services and Products. Effective July 2005, the Company reorganized the management structure of Global IT Services and Products Segment, the segment reporting format has been changed accordingly. Revenues, operating profits and capital employed of Global IT Services business are now segregated into IT Services and BPO services.

i)	As at March 31, 2006, revenues, operating profits and capital employed (including goodwill) of mPower and New Logic are reported separately under ‘Acquisitions’.

j)	In August 2005, the Company issued bonus shares in the ratio of one additional equity share for every equity share or ADS held.
k)	a)	In accordance with Accounting Standard 21 “Consolidated Financial Statements” issued by The Institute of Chartered Accountants of India, the consolidated financial statements of Wipro Limited include the financial statements of all subsidiaries which are more than 50% owned and controlled.
b)	The Company has a 49% equity interest in Wipro GE Medical Systems Private Limited (Wipro GE), an entity in which General Electric, USA holds the majority equity interest. The shareholders agreement provides specific rights to the two shareholders. Management believes that these specific rights do not confer joint control as defined in Accounting Standard 27 “Financial Reporting of Interest in Joint Venture”. Consequently, WGE is not considered as a joint venture and consolidation of financial statements are carried out as per equity method in terms of Accounting Standard 23 “Accounting for Investments in Associates in Consolidated Financial statements”.

c)	In accordance with the guidance provided in Accounting Standard 23 “Accounting for Investments in Associates in Consolidated Financial Statements” WeP Peripherals have been accounted for by equity method of accounting.
24.	Corresponding figures for previous periods presented have been regrouped, where necessary, to confirm to the current period classification.

25.	Pursuant to the exemption granted by the Department of Company Affairs, Government of India, the Company is publishing the consolidated & standalone financial statements of Wipro Limited and its subsidiaries. The financial statements and auditors’ report of the individual subsidiaries are available for inspection by the shareholders at the registered office. However, the information in aggregate on capital, reserves, total assets, total liabilities, details of investment (except in case of investment in subsidiaries), turnover, profit before taxation, provision for taxation, profit after taxation and proposed dividend for each subsidiary follows:

WIPRO LIMITED — CONSOLIDATED

(Rs. in million)
										Proposed
				Total						Dividend
				Liabilities	%	Sales &	Profit	Provision	Profit	(incl.
	Share	Reserves	Total	[excl.	of	Other	before	for	after	dividend
Name of the Subsidiary	Capital	& Surplus	Assets	(2) & (3)]	Holding	Income	taxation	taxation	taxation	tax)
(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)	(10)	(11)

Wipro Infrastructure Engineering Limited	452.36	777.42	1,239.44	37.86	100%	2,749.11	402.37	136.62	265.74	4.10
Wipro Inc.	1,040.89	(14.57)	2,443.52	—	100%	1,616.02	75.08	30.03	45.05	—
Enthink Inc. (a)	105.25	(96.38)	9.06	—	—	—	(0.04)	—	(0.04)	—
Wipro Japan KK	9.74	21.27	31.00	—	100%	190.43	21.50	2.45	19.05	—
Wipro Chandrika Limited	10.00	(54.98)	(39.72)	6.26	90%	0.05	(30.47)	8.25	(38.72)	—
Wipro Trademarks Holding Limited	22.14	(1.79)	20.35	—	100%	0.05	0.03	0.01	0.02	—
Wipro Travel Services Limited	0.66	11.27	11.93	—	100%	31.16	14.55	4.96	9.59	—
Wipro HealthCare IT Limited	34.10	30.38	64.48	—	100%	56.97	0.49	0.35	0.14	—
Spectramind Inc.	—	(52.36)	29.67	—	100%	(0.63)	7.22	—	7.22	—
Wipro Holdings (Mauritius) Limited	1,288.98	(1.15)	1,287.81	0.00	100%	—	(0.99)	—	(0.99)	—
Wipro Holdings (UK) Limited (b)	1,286.36	0.50	1,287.05	(0.00)	—	0.56	0.54	—	0.54	—
Wipro Technologies UK Limited (c)	131.72	(189.25)	(57.40)	—	—	0.75	(109.77)	—	(109.77)	—
Wipro Consumer Care Limited	2.47	828.23	3,501.05	51.03	100%	6,025.40	835.88	6.13	829.75	—
Cygnus Negri Investments Pvt. Ltd. (d)	20.10	(16.42)	3.68	—	—	0.48	(0.01)	—	(0.01)	—
Wipro Shanghai Limited	9.29	(33.95)	(24.65)	—	100%	46.64	(29.26)	—	(29.26)	—
mPower Software Services Inc., (e)	0.45	(0.63)	(0.17)	—	—	36.78	(1.94)	—	(1.94)	—
mPower Software Services (India) Pvt. Ltd. (f)	0.50	78.69	79.19	—	—	57.57	26.79	8.24	18.54	—
MPact Technologies Services Pvt. Ltd. (g)	0.98	164.46	165.44	—	—	164.76	40.51	0.33	40.18	—
BVPENTE Beteiligungsverwaltung GmbH (h)	—	—	—	—	—	—	—	—	—	—
New Logic Technologies AG (i)	—	(888.81)	511.43	255.65	—	215.62	(35.65)	0.22	(35.88)	—
NewLogic Technologies Inc. (j)	—	—	—	—	—	—	—	—	—	—
NewLogic Technologies SARL (k)	—	—	—	—	—	—	—	—	—	—
NewLogic Technologies S.A. (l)	—	—	—	—	—	—	—	—	—	—

a)	Majority owned by Wipro Inc.

b)	Fully owned by Wipro Holdings (Mauritius) Limited

c)	Fully owned by Wipro Holdings (UK) Limited

d)	Fully owned by Wipro Trademarks Holding Limited

e)	Fully owned by Wipro Inc.

f)	Fully owned by mPower Software Services Inc.

g)	51% held by mPower Software Services Inc.. & 49% held by Wipro Inc.

h)	Fully owned by Wipro Holdings (UK) Limited

i)	Fully owned by BVPENTE Beteiligungsverwaltung GmbH

j)	Fully owned by New Logic Technologies AG

k)	Fully owned by New Logic Technologies AG

l)	Fully owned by New Logic Technologies AG
Note : Total Assets of Wipro Fluid Power Limited include Investments in Mutual Funds of Rs. 107.76 million

WIPRO LIMITED — CONSOLIDATED

Management Discussion and Analysis of Results for the year ended March 31, 2006 based on Consolidated Financial Statements
1.0	Industry Structure and Developments
Please refer to our discussions in the section titled “Operating and Financial Review and Prospects” in pages 155 through 179 of this report.
1.1	Opportunities and Threats
Please refer to our discussions in the sections titled “Operating and Financial Review and Prospects” in pages 155 through 179 of this report and in the section title “Risk Factors” in pages 123 through 134 of this report.
1.2	Segment-wise or product-wise performance
Please refer the “Segment-wise Business performance”.
1.3	Outlook
Please refer to our discussions in the sections titled “Operating and Financial Review and Prospects” in pages 155 through 179 of this report.
1.4	Risk and Concerns
Please refer to our discussions in the sections titled “Risk Factors” in pages 123 through 134 of this report.
2.0	Internal Control
Management maintains internal control systems designed to provide reasonable assurance that assets are safeguarded, transactions are executed in accordance with management’s authorization and properly recorded, and accounting records are adequate for preparation of financial statements and other financial information. The internal audit function performs internal audit periodically to ascertain their adequacy and effectiveness. The internal audit function also carries out Operations Review Audits to improve the processes and strengthen controls of the existing processes. The “Quality System” of the audit function has also been certified under ISO 9001:2000. It has also been accredited with “Recognition of Commitment Award” by the Institute of Internal Auditors, USA. The audit committee periodically reviews the functions of internal audit.
Pursuant to the requirements of Section 302 of Sarbanes Oxley Act of 2002, the CEO / CFO review and certify the disclosure controls and procedures on a quarterly basis. Management has initiated efforts to comply with Section 404 of the Sarbanes- Oxley Act which requires company to be compliant to the requirements of this Section by March 2007. An internal steering committee was formed last year. Under the supervision of this committee and a Project Head, a dedicated team of professionals are engaged in assessing the adequacy of our internal controls over financial reporting, developing remediation plans for control deficiencies, if any, identified during the assessment and validating through testing procedures to ensure that the controls are functioning as documented.
3.0	Discussion on financial performance

3.1	The financial statements are prepared in compliance with the requirements of Companies Act, 1956, and Generally Accepted Accounting Principles in India. The management of Wipro accepts the responsibility for the integrity and objectivity of these financial statements and the basis for various estimates and the judgment used in preparing the financial statements
3.2	Balance Sheet as on March 31, 2006
3.2.1	Authorised share capital
The Company has an authorized share capital of Rs. 3,550 Million comprising 1,650 Million equity shares of Rs. 2/- each and 25 Million 10.25% redeemable cumulative preference shares of Rs. 10/- each as of March 31, 2006.
Paid up share capital
The Company has a paid up capital of Rs. 2,852 Million comprising 1,425,754,267 equity shares of Rs. 2 each as of March 31, 2006.
Equity Shares
The Company has instituted various Employee Stock Option Plans (ESOP), these options vest with the employees over a specified period subject to employee fulfilling certain conditions. Upon vesting, the employees are eligible to apply and secure allotment of the Company’s equity shares at a price determined on the date of grant of options. During the year, 21,910,583 shares were allotted on exercise of the options under various Employee Stock Option Plans instituted by the Company.

WIPRO LIMITED — CONSOLIDATED

3.2.2	Reserves and Surplus
Securities premium account
Addition to securities premium account comprises of premium received on exercise of stock options, amounting to Rs. 5,121 Million.
Restricted Stock Units
The Company granted 10,028,096 (including 55,500 shares during this fiscal year) restricted stock units under the Wipro Restricted Stock Unit Plan, 2004 and 1,583,600 restricted stock units under the Wipro ADS Restricted Stock Unit Plan, 2004. The deferred compensation cost of Rs. 3,677 Million (net of forfeitures) arising from the grant is being amortized over the vesting period of five years.
During the year ended March 31, 2006 the Company has charged to profit and loss account Rs. 633 Million of deferred compensation cost as employee compensation. The cumulative charge to profit and loss account would be treated as share premium on allotment of shares.
3.2.3	Secured Loans
The Company utilizes cash credit facilities under multiple banking arrangements for effective cash management. The Company has availed cash credit facilities of Rs 449 Million as on March 31, 2006.
3.2.4	Unsecured Loans
The Company has a revolving line of credit in US. The Company had utilised US$ 8 Million from this credit facility during March 2005 which is not availed as of March 2006. The unsecured borrowing of Wipro New Logic aggregating to Rs. 256 Million at concessional rates of interest are retained and included under unsecured loans.
3.2.5	Minority Interest
Minority interest is Nil as at March 31, 2006.
During the year, the Company acquired 4,619,614 shares from the employee shareholders of Wipro BPO Solutions Limited for a total consideration of Rs. 852 Million. With this acquisition, the Company held 100% equity of Wipro BPO Solutions Limited and hence, the Company does not have any minority interest.
During this year, the Company also acquired the remaining 2% equity shares in Wipro Infrastructure Engineering Limited. With this acquisition, the Company now held 100% equity of this subsidiary and hence, the Company does not have any minority interest.
3.2.6	Fixed Assets
Goodwill on consolidation
The excess of consideration paid over the book value of assets acquired has been recognized as goodwill in accordance with Accounting Standard 21 on ‘Consolidated Financial Statements’. Goodwill arising on account of acquisition of subsidiaries and affiliates is not being amortized but is reviewed periodically for impairment. If the carrying value of the goodwill exceeds its fair value, goodwill is considered to be impaired and the impairment is charged to the income statement for the year.
During the year, Wipro BPO Solutions Limited, India, Spectramind Limited, Mauritius and Spectramind Limited, Bermuda amalgamated with the Company with effect from April 1, 2005. The Company has accounted for the amalgamation as amalgamation in the nature of merger under AS 14 – Accounting for amalgamations. This has resulted elimination of goodwill to the extent of Rs. 4,091 Million. Refer note no. 8 (page no. 95) in the notes to accounts of consolidated financial statements.
During the year, the Company has acquired mPower Software Services Inc. & its subsidiaries (mPower) and BVPENTE & its subsidiaries (New Logic). These acquisitions resulted in goodwill of Rs. 1,089 Million & Rs. 849 Million respectively. Refer note no. 5&6 (page no. 95) in the notes to accounts of consolidated financial statements.
During the year ended March 31, 2006 the Company carried out impairment review for goodwill of Wipro Fluid Power Limited, Wipro BPO Solutions Limited, Wipro HealthCare IT Limited, Global energy practice (Wipro Inc. and Wipro Technology UK Limited). The fair value of these businesses exceeded its carrying value.
Goodwill in the balance sheet represents goodwill arising on acquisition of the following :

WIPRO LIMITED — CONSOLIDATED

(Rs. in Million)
As at
March 31, 2006

Wipro Infrastructure Engineering Limited	18
Wipro Healthcare IT Limited	175
Cygnus Negri Investments Private Limited	16
Wipro Inc.	1,265
Wipro Technology UK Limited	116
Wipro BPO Solutions Limited	—
mPower Software Services Inc.	1,089
New Logic Technologies AG	849

3,528

Additions to Fixed Assets
During the year, the Company invested Rs 7,587 Million on Fixed Assets. The unit-wise spends are outlined below :

(Rs. in Million)
Business Unit	2006

IT Services	5,556
Acquisitions	185
BPO Services	354
Global IT Services & Products	6,121
India & Asia Pac IT Services & Products	189
Consumer Care & Lighting	228
Others	1,049

7,561

The Company enhanced its headcount in development centres from 26,184 people in fiscal 2005 to 37,655 people in fiscal 2006. In BPO services, the number of seats available for call centre agents increased from 10,039 in March 2005 to 12,704 in March 2006.
The above investments in capital assets resulted in the following additions to the gross block & capital work in progress in IT Services Segment except acquitions.

(Rs. in Millions)
Asset Category	2006

Land — Freehold	40
— Leasehold	19
Building	531
Electricals & furniture, fixtures, etc	357
Plant & Machinery	328
Computers	1391
Vehicles	223
Capital WIP / Others	2,667

Total	5,556

WIPRO LIMITED — CONSOLIDATED

Depreciation
The Company has provided depreciation either at the rates specified in Schedule XIV of the Companies Act, 1956, or at commercial rates which are higher than the rates specified in Schedule XIV. Depreciation as a percentage of sales remained at 3% in fiscal year 2006.
3.2.7	Investments
Purchase of Investments during the year
Surplus cash generated by operations are invested in short term mutual fund units. The Company follows a policy of investing in specific plan of Mutual Funds having a minimum corpus of Rs 2,000 Million with an overall ceiling to ensure that the Company’s investment is not more than 10% of the corpus of the fund. Investments in units of liquid mutual funds have increased from Rs 22,784 Million in fiscal 2005 to Rs. 29,814 Million in fiscal 2006.
3.2.8	Inventories
Inventories mainly comprise computers, upgrades and spares of India and AsiaPac IT Services and Products and raw material and finished stocks of Wipro Consumer Care & Lighting and Wipro Infrastructure Engineering (WIEL). Stock of inventory has increased from Rs 1,747 Million as on March 31, 2005 to Rs 2,065 Million as on March 31, 2006.
Inventory of India and AsiaPac IT Services increased by Rs 147 Million, up by 18% due to procurement of components and finished goods towards the end of the year to meet certain specific pending orders for execution during the period April to June 2006. Increase in WIEL by Rs. 106 Million, up by 22% was mainly due to increase in sales volume by 32% in 2006.
3.2.9	Sundry Debtors
Sundry Debtors (net of provision) for the current year is at Rs 21,272 Million against 15,518 Million in the previous year. Segment-wise break-up of sundry debtors is outlined below.

(Rs. in Million)
Business Unit	2006	2005	Increase (%)

Global IT Services and Products	15,956	11,708	36%
India and AsiaPac IT Services and Products	4,029	3,045	32%
Consumer Care and Lighting	564	264	114%
Others	723	501	44%

Total	21,272	15,518	37%

In Global IT Services and Products, revenues for the quarter ended March, 31, 2006 have increased by 41% as compared to revenues for the quarter ended March 31, 2005, days of sales outstanding for IT Services and Products have decreased from 66 days in fiscal 2005 to 65 days in fiscal 2006.
In India and AsiaPac IT Services and Products, Sundry debtors have increased on account of 18% increase in revenues quarter on quarter and days of sales outstanding have increased from 64 days in fiscal 2005 to 74 days in fiscal 2006.
In Consumer care and lighting, Sundry debtors have increased on account of 35% increase in revenues quarter on quarter and days of sales outstanding have increased from 19 days in fiscal 2005 to 26 days in fiscal 2006.
Debtors outstanding for more than six months-considered good remain the same on lower than 1% of revenues in fiscal 2006 & 2005. Provision for doubtful debts has increased from Rs 847 Million to Rs. 1,116 Million in fiscal 2006.
3.2.10	Cash and Bank Balances
Customer collections of the last few working days of fiscal 2006 have been remitted / deployed in April 2006 for the purpose of overseas branch profit tax liability (US$ 85 Million).

WIPRO LIMITED — CONSOLIDATED

3.2.11	Loans and advances

(Rs. in Million)
Particulars	2006	2005	Increase %

Advances recoverable in cash or in kind	3,258	1,795	82%
Unbilled revenue	4,336	2,675	62%
Others	2,779	1,093	154%

Total	10,373	5,563	86%

•	Increase in ‘advances recoverable in cash or in kind’ is mainly on account of placement of Rs. 500 Million in a structured deposit with a banker, repayment of recovery from employee advances sold in fiscal year 2005 to one of the bankers, increase in employee and other advances, etc.

•	Unbilled revenue has increased on account of three factors. First, 15% increase in revenues from Fixed Price Projects in IT Services. Second, 48% increase in revenues from BPO services where certain customers are billed after the end of the month. Third, increase in revenues from services by 39% in fiscal 2006 in India and AsiaPac IT Services and Products.

•	Increase of Rs. 1,686 Million in ‘Others’ is mainly due to payment of advance tax Rs. 1053 Million and deposit against land refundable after 90 years Rs 384 Million.
3.2.12	Current Liabilities and Provisions
Current Liabilities

(Rs. in Million)
Particulars	2006	2005	Increase %

Sundry Creditors	4,146	3,743	11%
Advances from customers	969	638	52%
Unearned revenues	601	640	-6%
Other Liabilities	12,811	7,721	66%

Total	18,527	12,742	45%

Sundry Creditors represent the amount payable to vendors for supply of goods and services. Sundry creditors of India & AsiaPac IT Services & Products increased by 150 Million primarily due to increase in proportion of sales of specific traded products where the company has better credit terms and growth in product sales.
Advances from customers increased in India and AsiaPac IT Services and Products by Rs. 188 Million mainly due to advances received against new orders.
Other liabilities comprise of amounts due for operational expenses. Other liabilities have increased by Rs 5,090 Million from Rs 7,721 Million to Rs 12,811 Million. Other liabilities of Global IT Services and Products have increased by Rs 4,372 Million in fiscal 2006. The increase in other liabilities is mainly towards subcontracting expenses, pass through costs, administrative expenses, withholding taxes, incentives, quarterly linked performance bonus, onsite reimbursements etc. This increase is in line with increase in employee base, infrastructure and business.
Provisions

(Rs. in Million)
Particulars	2006	2005	Increase

Employee retirement benefits	1,396	829	567
Warranty provision	719	462	257
Proposed Dividend	7,129	3,518	3,611
Tax on proposed dividend	1,000	493	507

Total	10,244	5,302	4,942

WIPRO LIMITED — CONSOLIDATED

•	Provisions of Rs. 1,396 Million for employee retirement benefit represent Company’s liability towards employee leave encashment and gratuity. The Company provides a contribution defined pension scheme for senior officers of the company. The contribution is funded into a pension scheme.

•	Warranty provision has increased from Rs 462 Million to Rs 719 Million primarily in India & AsiaPac services and products, due to increase in single and multi year warranties for IT products sold.

•	For fiscal 2006, the Directors of the Company have proposed a cash dividend of Rs 5/- per share on equity shares. Provisions include Rs 7,129 Million towards proposed dividend and Rs 1, 000 Million towards tax payable on distribution of dividends.
3.3	Result of Operations

3.3.1	Income from Sales and Services

(Rs. in Million)
Segmental Revenues	2006	2005	Growth

Global IT Services and Products	80,660	60,753	33%
India and AsiaPac IT Services and Products	17,048	13,964	22%
Consumer Care and Lighting	6,008	4,723	27%
Others	2,542	2,258	13%

Total	106,258	81,698	30%

Global IT Services and Products
Global IT Services and Products accounted for 76% of the revenues of Wipro Limited Consolidated. During the year, revenues grew by 33% from Rs 60,753 Million to Rs. 80,660 Million.
This increase is attributable mainly due to 34% increase in revenue from Enterprise Services & Technology Services and a 17% increase from BPO Services. The increase in revenue from Enterprise Services is principally driven by increased revenues from services provided to finance solutions, Manufacturing, retail and utility companies. The increase in revenue from Enterprise business is principally driven by increased revenues from services provided to product engineering. Revenue from BPO services increased mainly due to increase in the scope and volume of services provided to the clients.

Billed Man months by location — IT Services	2006	2005	Increase (%)

Onsite	77,889	59,262	31%
Offshore	172,115	120,216	43%

Total	250,004	179,478	39%

(Rs. in Million)
Revenue by location — IT Services	2006	2005	Increase (%)

Onsite	39,219	30,364	29%
Offshore	33,814	23,866	42%

Total	73,033	54,230	35%

Revenue by Project type — IT Services	2006	2005

Time & Material	79%	78%
Fixed Price	21%	22%

Total	100%	100%

In IT Services, the volumes in terms of man months billed increased by 39% in fiscal 2006. The proportion of revenues from onsite projects decreased from 56% of total revenues in fiscal 2005 to 53.7% of total revenues in fiscal 2006. The proportion of Time and Material contracts increased from 78% in fiscal 2005 to 79% in fiscal 2006.

WIPRO LIMITED — CONSOLIDATED

Global IT Services added over 168 new customers during the year, new clients accounted for over 4.2% of the total revenues from IT Services. Customers with an annual Revenue of $5 Million and above in IT Services increased to 79 in the year ended March 31, 2006 from 65 last year.

India and Asia Pac IT Services and Products

India and AsiaPac IT Services and Products accounted for 16% of the total consolidated revenues of Wipro Limited and the year on year growth is 22%. The increase in revenue has been mainly on account of 47% growth in revenues of Enterprise Networking, 24% growth in Enterprise products, 7% growth in manufactured and traded products and a growth of 31% in revenues from Services. The growth in services was driven by growth in Professional services, Solutions and Consulting businesses, both in India and Middle East & AsiaPac geographies.

Consumer Care and Lighting

Consumer Care and lighting accounts for 6% of consolidated revenue of Wipro Limited. Sales under this segment have increased by 27% growth year on year. This was primarily attributable to increase in revenues in consumer care by 16% and lighting sales have gone up by 41%.

3.3.2	Other Income

(Rs. in Million)
	Year ended March 31,
Particulars	2006	2005

Interest, Dividend and Profit on sale of Investments	1,307	751
Profit on Sale of fixed assets	13	110
Difference in exchange	135	(9)
Others	81	93

Total	1,536	945

Other income for the current year has increased by 63% mainly on account of two factors. First, profit on sale of mutual funds and interest income have increased due to increase in average quantum of investments (yield @ 5.3% against 4.5% last year). Second, higher exchange gain is due to translation of foreign currency balances and accounting of forward contracts.
3.3.3	Cost of goods sold

(Rs. in Million)
	March 31, 2006		March 31, 2005		Increase
Particulars	Amount	% to sales	Amount	% to sales

Consumption of raw material, finished & process stocks	14,819	14.0%	12,183	14.9%	22%
Employee compensation costs	38,184	36.0%	29,140	35.7%	31%
Travel	3,688	3.5%	2,372	2.9%	55%
Sub-contracting / technical fees	4,317	4.1%	2,130	2.6%	103%
Others	7,771	7.3%	6,263	7.7%	24%
Miscellaneous	2,705	2.6%	1,993	2.4%	36%

Total	71,484	67.4%	54,081	66.3%	32%

Income from sales and services	106,029		81,606

Consumption of Raw materials, finished and process stocks
Consumption of raw materials, finished and process stocks comprise mainly consumption of raw materials and finished goods for trading in India and AsiaPac IT Services and Products, Wipro Consumer Care & Lighting and of Wipro Infrastructure Engineering products. The consumption ratio to product sales has increased to 77% as against 76% in last year. The increase was mainly on account of increase in revenues from products component in India and AsiaPac IT Services and products by 19%, Consumer Care and Lighting by 23% and Wipro Infrastructure Engineering by 32%.

WIPRO LIMITED — CONSOLIDATED

Employee compensation costs

Salaries and other manpower related costs increased by 31% to Rs 38,184 Million in the year ended March 31, 2006. This increase was mainly due to a 28% increase in the number of employees in Global IT Services from 41,857 employees as on March 31, 2005 to 53,742 employees as on March 31, 2005 and annual compensation review in November 2005.

Travel

Travel expenses have increased in fiscal 2006 by Rs. 1,316 Million. Out of this, increase in Global IT Services and Products by Rs. 1,279 Million was mainly due to higher no. of people deployed onsite and increase in visa costs. Onsite billed man months increased by 31% from 59,262 in fiscal 2005 to 77,889 in fiscal 2006.

Subcontracting / Technical Fees

Subcontracting expenses includes manpower from various agencies and fees for technical services includes pass through cost billed to the clients. The increase in the same would have a corresponding effect on the revenue.

Others

Other expenses increased by 24% to Rs. 7771 Million primarily due to increase in power & fuel, stores & spares consumption, communication expenses depreciation etc in relation to the increase in infrastructure.

Miscellaneous Expenses

Miscellaneous expenditure has increased by 36% to Rs 2,705 Million for year ended 2006. This is principally due to increase in professional charges and other repairs in Global IT Services and Products and increase in technology operating expenses in the BPO services in line with growth of business.

3.3.4	Selling & Marketing Expenses

(Rs. in Million)
	March 31, 2006		March 31, 2005		Increase
Particulars	Amount	% to sales	Amount	% to sales

Employee compensation cost	3,508	3.3%	2,626	3.2%	34%
Travel	647	0.6%	564	0.7%	15%
Advertisement and sales promotion	972	0.9%	756	0.9%	29%
Carriage and freight	555	0.5%	357	0.4%	55%
Others	732	0.7%	841	1.0%	(13%)
Miscellaneous	589	0.6%	494	0.6%	19%

Total	7,003	6.6%	5,638	6.9%	24%

Income from sales and services	106,029		81,606

Employee compensation and related manpower costs
Salaries and other manpower related costs increased by 34% to Rs. 3,508 Million in the year ended March 31, 2006. This increase was mainly due to a 21% increase in the number of employees in sales team in Global IT Services from 173 as on March 31, 2005 to 213 as on March 31, 2006 and onsite compensation review in January 2006.
Travel
Travel expenses as compared to sales have come down marginally though there is an increase by 15% as against last year. This is primarily due to rationalisation of travel and other costs relating to foreign offices.
Advertisement and sales promotion
Advertisement and sales promotion have increased by 29% to Rs 972 Million in the year ended March 31, 2006. The increase is mainly in Wipro Consumer Care and Lighting business segment where the Company is strategically investing in existing brands for increasing penetration and enhancing its product offering by building new products. This strategy has given good dividends during the year.

WIPRO LIMITED — CONSOLIDATED

Carriage & Freight

Carriage & freight expenses have increased by 55% from 357 Million to 555 Million during the year mainly due to increase in revenue, increase in billing from APAC countries and increase in cost of carriage.

Other Expenses

Other expense comprises of expenses like rent, commission on sales, depreciation, communication expenses etc. There is a 13% decrease in other expenses due to decrease in commission on sales and communication expenses.

Miscellaneous Expenses

Miscellaneous expenses have gone up from Rs. 494 Million to Rs. 589 Million. Though there is an increase by 19% year on year, the percentage on sales remains the same.

3.3.5	General and Administrative Expenses

(Rs. in Million)
	March 31, 2006		March 31, 2005		Increase
Particulars	Amount	% to sales	Amount	% to sales

Employee compensation cost	2,155	2.0%	1,568	1.9%	37%
Travel	637	0.6%	418	0.5%	52%
Provision / write off of bad debts	304	0.3%	152	0.2%	100%
Others	370	0.3%	282	0.3%	31%
Miscellaneous	1,799	1.7%	1,407	1.7%	28%

Total	5,265	5.0%	3,827	4.7%	38%

Income from sales and services	106,029		81,606

Employee compensation and related manpower costs

Salaries and other manpower related costs have increased by 37% to Rs. 2,155 Million in the year ended March 31, 2006. The support staff headcount in IT Services has increased by 52% from 1,784 in March 2005 to 2,704 in March 2006.

Travel

Travel expenses have increased mainly due to increased number of business travel due to higher integration activities, visa expenses etc.

Provision / write off of bad debts

Provision for write off of bad debts has increased by 100% from Rs. 152 Million in fiscal 2005 to Rs. 304 Million in fiscal 2006. As a percentage to sales, provision for write off of bad debts has increased from 0.2% of sales in fiscal 2005 to 0.3% of sales in fiscal 2006.

Others

Other expense comprises of expenses like insurance, rent, rates & taxes, depreciation, communication expenses etc. There is a 31% increase in other expenses due to increase in rates & taxes and communication expenses.

Miscellaneous Expenses

Miscellaneous expenses have increased by 28% during the year from Rs. 1,407 Million in 2005 to Rs. 1,799 Million in 2006.

3.3.6	Interest

Interest expense for fiscal 2006 is 35 Million. (Rs. 56 Million for fiscal 2005)

3.3.7	Income taxes

Effective tax rate, excluding tax provision for previous years, has increased from 14.1% to 14.3%. The higher effective tax rate is primarily due to increase in the proportion of income subject to tax in India and in foreign jurisdictions and introduction of fringe benefit tax during the year.

WIPRO LIMITED — CONSOLIDATED

The Company had received demands from the Indian income tax authorities for the financial years 2000-01 & 2001-02 aggregating to Rs. 5,232 Million. The tax demands were primarily on account of denial of deduction claimed by the Company under Section 10A of the Income Tax Act 1961 (Act), in respect of profits earned by its undertakings in Software Technology Park at Bangalore. The Company had appealed against the said demands. In March 2006, the first Income tax appellate authority substantially upheld the deductions claimed by the Company under Section 10A of the Act, which will vacate a substantial portion of the demands for these years.

In March 2006, the Company received an assessment order for financial year 2002-03 on the similar lines of the earlier two financial years. The order has demanded a tax of Rs. 2,869 Million (including interest of Rs. 750 Million). The Company will file an appeal against the assessment order within the prescribed statutory time.

Considering the facts and nature of disallowance, the order of the appellate authority upholding the claims of the Company for financial years 2000-01 & 2001-02, the management believes that the final outcome of the dispute should be positive in favour of the Company and there should not be any material impact on the financial statements.

3.3.8	Appropriation from profit

The Profit for the period of Rs 20,674 Million is appropriated as follows
•	Dividend distributed to Wipro Equity Reward Trust Rs. 20 Million,

•	Additional dividend paid (for the differential no. of shares as at AGM date) for the previous year Rs. 6 Million,

•	Proposed dividend on equity shares Rs. 7,129 Million,

•	Tax on distribution of dividend Rs. 1,000 Million &

•	Transfer to general reserve Rs. 6,723 Million

•	Adjustment on account of amalgamation. [Refer Note 19 (8) in Notes to Accounts of Consolidated Financial Statements]
4.0	Material developments in Human resources

Please refer to our discussions in the sub section titled “Employees” in page no. 185 of this report.

5.0	Transactions in which the management is interested in their personal capacity.

Refer note 21 in notes to accounts in page nos. 71, 72 and 73 of this report.

WIPRO LIMITED — CONSOLIDATED

Reconciliation of Profits between Indian GAAP and US GAAP

(Rs. in millions)
		Year ended March 31,
Particulars	Notes	2006	2005

Profit for the period as per Indian GAAP		20,674	16,285
Adjustments to reconcile profits for the period as per Indian GAAP with net income as per US GAAP
Forex gains/(losses)	A	(102)	(45)
Loss on direct issue of shares by Spectramind	B	—	(207)
Difference in revenue recognition norms	C	4	(91)
Stock compensation expense	D	(19)	(8)
Intangible asset amortization	E	(51)	(92)
Straight lining of leases	F	(75)	—
Deferred Taxes	G	(126)	—
Others		(35)	(9)

Total		(404)	(452)

Net Income as per US GAAP		20,270	15,833

Notes :

A.	The difference on account of forex gains or losses is primarily on account of difference in the treatment of mark to market gains or losses on premium on forward contracts designated as hedges. As per the Indian GAAP, the contact date premium/discount on forward contracts designated for forecasted cash flows is amortised over the life of the forward contract. There is no such requirement under US GAAP.

B.	Wipro BPO has 4,008,681 shares to employees, upon exercise of employee stock options, for the year ended March 31, 2005. As the exercise price per option was less than the Company’s carrying value per share, the exercise resulted in a decline in the carrying value of the Company’s ownership interest by Rs. 207 million for the year ended March 31, 2005. The decline in carrying value is recognised as expense in US GAAP. In Indian GAAP, the excess of consideration paid upon exercise of stock options over the share in the assets of Wipro BPO has been offset against the goodwill arising from the Wipro BPO acquisition.

C.	The Company has adopted EITF 00-21, revenue is recognised on dispatch. However, where installation is a condition to the contract, zero or minimal margin is recognised in US GAAP and the balance is recognised upon completion of installation.

D.	Under US GAAP, compensation cost is recognised for shares granted to employees as the excess of the quoted market price of the stock at the date of grant over the amount to be paid by the employee. Such compensation cost is amortised over the vesting period. Accordingly, Wipro has recorded compensation cost for shares granted to employees from the Wipro Equity Reward Trust and acceleration of stock options for certain employees. No such accounting is required under Indian GAAP.

E.	In US GAAP, a portion of the purchase consideration in a business acquisition will be allocated to intangible assets meeting the criteria for being recognised as an asset apart from goodwill. The value assigned to the intangible assets will be amortised over the useful life of the intangible asset in proportion to the economic benefits consumed during each reporting period.

F.	In US GAAP, for leases of property which provide for rent escalation clause during the life of the lease the lease rentals are accrued on a straight line basis over the lease period. The impact on the profits under US GAAP was a loss of Rs. 75 million for the year ended March 31, 2006.

G.	In US GAAP, we create deferred tax liability for the difference between book value of investments in Wipro GE and WeP Peripherals (equity method) and the tax basis. The difference is represented by undistributed profits / losses of these entities. For the year ended March 31, 2006, we have recognised a deferred tax liability of Rs. 57 million on the undistributed share of profits of affiliates. In the year ended March 31, 2006, we have claimed a tax benefit of Rs. 69 million in US taxes on disqualified disposition of stock options by employees. Under US GAAP, the tax benefit has been directly recognised in equity. There is no such requirement under the Indian GAAP.

Board of Directors
Azim H Premji
Chairman
Dr Ashok S Ganguly
Chairman, ICICI OneSource Limited
Former Chairman, ICI India Limited
B C Prabhakar
Practitioner of Law
Dr Jagdish N Sheth
Professor of Marketing,
Emory University, USA
P M Sinha
Chairman, Bata India Limited
Former Chairman, PepsiCo India Holdings
N Vaghul
Chairman, ICICI Bank Ltd.
William Arthur (Bill) Owens*
Former Chief Executive Officer
and Vice Chairman, Nortel
*Directorship effective July 01, 2006
REGISTERED AND CORPORATE OFFICE:
WIPRO LIMITED
Doddakannelli, Sarjapur Road,
Bangalore - 560 035, India
Tel: 91-80-28440011 Fax: 91-80-28440054
Visit us at
www.wiprocorporate.com
www.wipro.com
www.wipro.in
Audit Committee

N Vaghul	-	Chairman
P M Sinha	-	Member
B C Prabhakar	-	Member
Board Governance and Compensation Committee

Ashok S Ganguly	-	Chairman
N Vaghul	-	Member
P M Sinha	-	Member
Shareholders’ / Investors’ Grievance and
Administrative Committee

B C Prabhakar	-	Chairman
Azim H Premji	-	Member
WIPRO LIMITED
1300, Crittenden Lane, # 200
Mountain View, CA 94043 USA
Tel: 650-316-3555 Fax: 650-316-3467
WIPRO LIMITED
Mimet House, 5a Praed Street
London W2 1NJ, UK
Tel: +44 (020) 7087 3770
Fax: +44 (020) 7262 5360
WIPRO LIMITED
Yokohama Landmark Tower,
9F #911A, 2-2-1-1, Minato-Mirai, Nishi-Ku, Yokohama-shi,
Kanagawa, 220-8109, Japan
Tel: +81 (45) 650 3950
Fax : +81 (45) 650 3951